As filed with the Securities and Exchange Commission on May 24, 2011

Registration No. 333-167843

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

INVENSENSE, INC.

(Exact name of registrant as specified in its charter)

Delaware	3674	01-0789977
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1197 Borregas Avenue

Sunnyvale, CA 94089

(408) 988-7339

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Steven Nasiri

President, Chief Executive Officer

and Chairman

1197 Borregas Avenue

Sunnyvale, CA 94089

(408) 988-7339

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

John W. Campbell III, Esq.	Steven E. Bochner, Esq.
Andrew D. Thorpe, Esq.	Aaron J. Alter, Esq.
Alfredo B. D. Silva, Esq.	Jon C. Avina, Esq.
Morrison & Foerster LLP	Wilson Sonsini Goodrich & Rosati
425 Market Street	Professional Corporation
San Francisco, CA 94105	650 Page Mill Road
Tel: (415) 268-7000	Palo Alto, CA 94304
Fax: (415) 268-7522	Tel: (650) 493-9300
Fax: (650) 493-6811

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.   ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definition of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐

(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common stock, $0.001 par value	$100,000,000	(3)

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes offering price of shares that the underwriters have the option to purchase.
(3)	Registration fee for the common stock being offered under this amended Registration Statement has been previously paid at the time of the initial filing of this Registration Statement on June 28, 2010.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated May 24, 2011.

             Shares

Common Stock

This is an initial public offering of shares of common stock of InvenSense, Inc.

InvenSense is offering              shares to be sold in the offering.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $             and $            . We will apply to list our common stock on the New York Stock Exchange under the symbol “INVN.”

See “Risk Factors” on page 9 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to InvenSense	$	$

To the extent that the underwriters sell more than              shares of common stock, the underwriters have the option to purchase up to an additional              shares of common stock from us at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on                     , 2011.

Goldman, Sachs & Co.	Morgan Stanley

Oppenheimer & Co.	Piper Jaffray

Baird	ThinkEquity LLC

Prospectus dated                     , 2011.

InvenSense®

Innovation in MEMS

MotionProcessing™

The Common User-Interface

SMARTPHONES
TABLETS
GAMING
REMOTES
MPU-6000

Prospectus

We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes included in this prospectus and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

InvenSense, Inc.

We are the pioneer and a global market leader in intelligent motion processing solutions. We define motion processing as the ability to detect, measure, synthesize, analyze and digitize an object’s motion in three-dimensional space. Our MotionProcessing solution is comprised of our proprietary MotionProcessor and MotionApps platform. Our single-chip MotionProcessor combines micro-electro-mechanical system, or MEMS, based motion sensors, such as accelerometers and gyroscopes, with mixed-signal integrated circuits (ICs) to deliver the world’s first integrated MotionProcessing solution. Our MotionProcessors incorporate proprietary algorithms and firmware that intelligently process and synthesize sensor output for use by software applications. Our MotionApps platform, which consists of application programming interfaces (APIs) and calibration algorithms, helps accelerate the development of motion-based applications using our products. Our MotionProcessing solution is differentiated by its small form factor, high level of integration, performance, reliability and cost effectiveness. While our solutions have broad applicability across consumer, industrial, military and other industry verticals, we currently target consumer electronics within a variety of end markets that we believe demand a more intuitive and immersive user experience, such as console and portable video gaming devices, smartphones, tablet devices, digital still and video cameras, digital television and set-top box remote controls, 3D mice, navigation devices, toys, and health and fitness accessories. As of April 3, 2011, we had shipped over 110 million units of our products. Our net revenue was $29.0 million, $79.6 million and $96.5 million for fiscal years 2009, 2010 and 2011, respectively, and our net income was $0.2 million, $15.1 million and $9.3 million for these periods, respectively.

Historically, the incorporation of motion sensors in consumer electronics was limited primarily to accelerometers that provided basic motion sensing capabilities, such as tilt-sensing and changing screen orientation from portrait to landscape mode in smartphones. Devices incorporating these early motion sensors experienced strong demand, as they provided consumers with applications that included a more intuitive user interface. As consumers have become increasingly accustomed to motion-based applications, they have created a demand for applications that require more robust, intelligent motion processing solutions. Until recently, there have been a number of challenges that inhibited the development of such solutions. These challenges include accurately detecting complex motion across multiple axes with an integrated, small scale, cost-effective, single-chip component, and synthesizing and processing motion data into meaningful information for use in applications.

We believe our MotionProcessing solution addresses these challenges by integrating industry leading die size, cost effectiveness and performance while facilitating rapid application development and faster time-to-market. Just as microprocessors provide a platform for building computing applications and graphics processors enable visually rich applications, we believe there is an opportunity to deliver advanced, intelligent motion processing solutions that enable broader development and adoption of motion-based applications.

Our Technology and Solutions

We believe we are the first provider of a motion processing solution for consumer devices. Our products span increasing levels of integration, from single-axis gyroscopes to fully-integrated, intelligent dual- and three-axis, and the industry’s only six-axis, MotionProcessor units (MPUs). Our technology is comprised of five core proprietary components: our Nasiri-Fabrication platform, our advanced MEMS motion sensor designs, our application-specific mixed-signal circuitry for sensor signal processing, our sensor fusion algorithms in firmware that intelligently assimilate data from multiple sensors for use by end applications, and finally our MotionApps platform consisting of APls and calibration algorithms.

Our Nasiri-Fabrication platform combines MEMS with standard complementary metal oxide semiconductors (CMOS) at the wafer level, which has allowed us to pioneer the industry’s first high-volume, commercial MEMS fabless business model. We perform our own wafer-level sorting, testing and calibration using our proprietary automated testing equipment at our facilities in Taiwan. We sell our products through our direct worldwide sales organization and through our indirect channel of distributors to manufacturers of consumer electronics devices, original design manufacturers and contract manufacturers.

The competitive advantages of our technology and solutions are:

•

Highly integrated and cost-effective solutions enabled by our patented Nasiri-Fabrication platform.    The foundation of our MotionProcessing solution is our patented Nasiri-Fabrication platform, which allows us to reduce the number of MEMS manufacturing steps, perform wafer-level testing and use wafer-level packaging, thereby reducing back-end costs and improving overall yield. By combining this unique process capability with our expertise in MEMS motion sensor designs, mixed-signal IC integration technologies, algorithms and firmware, we are able to produce MotionProcessing solutions with industry-leading integration and cost effectiveness.

•	Ability to rapidly accelerate time-to-market by leveraging our MotionApps platform.

Our MotionApps platform provides APIs and calibration algorithms that simplify access to complex functionality commonly needed by our customers and application developers who intend to leverage our MotionProcessing solutions. We believe our MotionApps platform can significantly accelerate the time-to-market for software applications and consumer devices by eliminating the need to develop separate software libraries. In addition, our MotionApps platform enables device manufacturers with limited motion processing experience to rapidly incorporate higher level motion-enabled applications into their products.

•

Scalable MotionProcessing solution with opportunities for continuing integration.     Our Nasiri-Fabrication platform enables the integration of multiple motion sensors, such as gyroscopes and accelerometers, on a single chip with processing capability. This enables the offloading of computation intensive motion processing from the main application processor to our chip. As a result, our solution delivers enhanced performance and reliability with a smaller form factor and at a lower cost, and saves customers the time and expense involved in selecting and integrating multiple sensors and processors from multiple suppliers. Over time, we believe we will be able to integrate more advanced features and functionalities into our solution.

•

Flexible manufacturing, performance and reliability.     Our fabless model enables cost-effective, high-volume production and provides us with the flexibility to quickly react to our customers’ needs. Additionally, our ability to perform wafer-level testing combined with our close collaborative relationships with third-party foundries enables us to better control the manufacturing process and product yields, resulting in lower cost and improved device performance and reliability. Our Nasiri-Fabrication platform provides low cost, integrated, hermetically sealed cavities at the die level to house the MEMS sensor, enabling greater reliability under harsh environmental conditions. The use of single crystal silicon in our MEMS fabrication process reduces sensitivity to interference from noise and vibrations, enabling higher performance and accuracy. As a result, our solutions enable a motion-based user interface that has greater tolerance to environmental factors.

Our Strategy

Our objective is to enable broad adoption of our MotionProcessing solutions. To accomplish our objective, we are pursuing the following key strategies:

•

Continue to leverage our Nasiri-Fabrication platform to drive performance, integration and cost advantages.    We will continue to leverage our fabless model while also continually enhancing our fabrication process to maintain our leadership in size, sensor and system integration, performance and cost. Over the long term, we intend to pursue complementary MEMS markets to expand our product portfolio.

•

Advance our MotionProcessing platform technology leadership.    We will continue to invest in advanced manufacturing processes, sensor design, firmware and system-level technology, device integration, platform solutions and market development activities to maintain our technological leadership in motion processing.

•

Drive broader and faster adoption of our MotionProcessing solutions in the consumer electronics market.    In order to support and expand our customer base and promote the broad adoption of motion processing, we intend to continue to develop easy-to-integrate, complete solutions, grow our direct sales and field application engineering teams, and work closely with customers to facilitate the development of new use cases.

•

Expand and strengthen the third-party application developer community.    We intend to continue to work closely with third-party software and application developers to create new, compelling use cases for motion processing, as well as to accelerate the development of compelling motion-based applications that leverage the unique capabilities of our solution.

•

Identify new and emerging markets for our MotionProcessing solutions.    We intend to leverage the growing interest in motion processing into markets such as power tools, sports equipment, wearable computing and industrial applications.

Risk Factors

Our business is subject to numerous risks, which are described in the section entitled “Risk Factors” immediately following this prospectus summary on page 9. In particular, the following considerations, among others, may offset our competitive strengths or have a negative effect on our growth strategy, which could cause a decline in the price of our common stock and result in a loss of all or a portion of your investment:

•	We are dependent upon the continued market acceptance and adoption of motion processing, and, in particular, the adoption of our MotionProcessing solutions in consumer electronics products.

•

Nintendo Co. Limited was our largest customer in fiscal years 2009, 2010 and 2011, comprising 80%, 85% and 73% of our net revenue, respectively. According to third-party reports, sales of the Nintendo Wii, which have historically accounted for the majority of our sales, have declined in each of Nintendo’s last three fiscal years and are expected to continue to decline. The loss of, or a substantial reduction in, orders from Nintendo would significantly reduce our net revenue and adversely impact our operating results.

•

If we fail to expand sales in our current markets and penetrate new markets, particularly the market for smartphones and tablet devices, our net revenue and potential net revenue growth rate could be materially and adversely affected.

•

We face intense competition on a number of factors, including price, and we expect competition to increase in the future, which could have an adverse effect on our net revenue, potential net revenue growth rate and market share.

Corporate Information

We were incorporated in the State of California in June 2003 and reincorporated in the State of Delaware in October 2004. Our principal executive offices are located at 1197 Borregas Avenue, Sunnyvale, CA 94089. Our telephone number is (408) 988-7339. Our website is www.invensense.com. The reference to our website is an inactive textual reference only and the information contained on our website is not a part of this prospectus.

InvenSenseTM, MotionProcessingTM, MotionProcessorTM, DigitalMotionTM, DMPTM, MotionFusionTM, MotionAppsTM, AirLockTM, AirSignTM, MotionCommandTM, BlurFreeTM and LoPedTM are our trademarks. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of the respective holders.

The Offering

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full)

Use of proceeds	We intend to use the net proceeds from this offering primarily for general corporate purposes, including working capital and capital expenditures. See the section titled “Use of Proceeds.”

Risk factors	See the section titled “Risk Factors” and the other information included in this prospectus for a discussion of the factors you should consider carefully before deciding to invest in our common stock.

Proposed NYSE symbol	INVN

The number of shares of our common stock to be outstanding after this offering is based on 68,316,485 shares outstanding as of April 3, 2011, on an as converted basis, and excludes:

•	8,198,037 shares of common stock issuable upon the exercise of outstanding options with exercise prices ranging from $0.04 to $6.11 and a weighted average exercise price of $2.24 per share;

•

60,000 shares of Series A convertible preferred stock issuable upon the exercise of outstanding warrants with a weighted average exercise price of $1.00 per share. Upon the completion of this offering, these warrants will, in accordance with their terms, be converted into warrants to purchase 150,000 shares of common stock with a weighted average exercise price of $0.40 per share;

•

645,874 shares of Series B convertible preferred stock issuable upon the exercise of outstanding warrants with a weighted average exercise price of $1.77 per share. Upon the completion of this offering, these warrants will, in accordance with their terms, be converted into warrants to purchase 1,614,680 shares of common stock with a weighted average exercise price of $0.71 per share; and

•

            shares of common stock reserved for future issuance under our 2011 Stock Incentive Plan and shares of common stock that will be reserved for future issuance under the automatic increase provisions of our 2011 Stock Incentive Plan.

Except as otherwise indicated, all information in this prospectus assumes:

•	the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 50,311,053 shares of common stock immediately prior to the completion of this offering;

•	the filing of our amended and restated certificate of incorporation immediately prior to the completion of this offering; and

•	no exercise of the underwriters’ option to purchase up to additional shares of common stock from us.

Summary Consolidated Financial Data

The following tables summarize the consolidated financial data for our business. You should read this summary financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes, all included elsewhere in this prospectus.

We derived the summary consolidated financial data as of April 3, 2011, and for the fiscal years ended March 29, 2009, March 28, 2010 and April 3, 2011, from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future.

The pro forma net income per common share data is computed using the weighted average number of shares of common stock outstanding, after giving effect to the conversion (using the if-converted method) of all shares of our convertible preferred stock into common stock as though the conversion had occurred on the original date of issuance.

We end our fiscal quarters and years on Sundays, rather than using calendar periods. Our fiscal year is either a 52- or 53-week period ending on the Sunday closest to March 31. Our three most recent fiscal years ended on March 29, 2009 (“fiscal year 2009”), March 28, 2010 (“fiscal year 2010”) and April 3, 2011 (“fiscal year 2011”). Fiscal year 2011 was comprised of 53 weeks, while fiscal years 2010 and 2009 were comprised of 52 weeks.

Consolidated Statement of Operations Data:

	Fiscal Year
	2009	2010	2011
	(in thousands, except per share data)
Net revenue	$29,025	$79,556	$96,547
Cost of revenue(1)	15,548	36,073	43,647

Gross profit	13,477	43,483	52,900
Operating expenses:
Research and development(1)	8,545	13,085	15,826
Selling, general and administrative(1)	4,632	8,427	15,596

Total operating expenses	13,177	21,512	31,422
Income from operations	300	21,971	21,478
Other income (expense):
Change in fair value of warrant liabilities(2)	–	(6,363)	(4,025)
Other income (expense), net	(66)	(67)	31

Other expense—net	(66)	(6,430)	(3,994)
Income before income taxes	234	15,541	17,484
Income tax provision	38	399	8,137

Net income(3)	196	15,142	9,347
Net income allocable to preferred stockholders(3)	196	12,150	7,716

Net income attributable to common stockholders(3)	$–	$2,992	$1,631

Net income per common share:
Basic	$–	$0.18	$0.09

Diluted	$–	$0.17	$0.08

Weighted average shares outstanding in computing net income per share attributable to common stockholders:
Basic	15,430	16,542	17,592

Diluted	17,519	20,867	22,202

Pro forma net income per common share (unaudited):
Basic			$0.14

Diluted			$0.13

Weighted average shares outstanding pro forma (unaudited):
Basic			67,903

Diluted			74,079

(1)	Includes stock-based compensation expense attributable to employees and non-employees as follows:

	Fiscal Year
	2009	2010	2011
	(in thousands)
Cost of revenue	$68	$233	$261
Research and development	184	536	946
Selling, general and administrative	258	537	983

Total stock-based compensation expense	$510	$1,306	$2,190

(2)	Refers to the change in fair value of our warrants as required by ASC 815-40-15. Please see Note 6 to our consolidated financial statements for an additional explanation of the change in fair value of warrant liabilities.

(3)	Please see Note 1 to our consolidated financial statements for an explanation of the method used to calculate net income allocable to preferred stockholders and net income attributable to common stockholders, including the method to calculate the number of shares used in the computation of the per share amounts.

The pro forma consolidated balance sheet data as of April 3, 2011 in the table below gives effect to the conversion of all outstanding shares of our convertible preferred stock into shares of our common stock as if it had occurred at April 3, 2011. The pro forma as adjusted consolidated balance sheet data as of April 3, 2011 also gives effect to our receipt of the estimated net proceeds from this offering, based on an assumed initial public offering price of $             per share (the mid-point of the range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable to us.

Consolidated Balance Sheet Data:

	As of April 3, 2011
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands)
		(unaudited)
Cash and cash equivalents	$28,795	$28,795	$
Short-term investments	9,280	9,280
Working capital(1)	54,285	54,285
Total assets	70,746	70,746
Total debt, including current portion	34	34
Convertible preferred stock	50,241	–
Common stock	5,762	56,003
Total stockholders’ equity	59,141	59,141

(1)	Working capital is defined as total current assets minus total current liabilities.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before making an investment in our common stock, you should carefully consider the following risk factors, in addition to the other information included in this prospectus. If any of the following risks occur, our business, financial condition or results of operations would likely suffer. In that case, the trading price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock.

Risks Related to Our Business

We are dependent upon the continued market acceptance and adoption of motion processing and, in particular, the adoption of our MotionProcessing solutions in consumer electronics products.

Our products are currently used to provide motion sensing and processing functionality, primarily in consumer electronics products for the video gaming industry. Motion sensing utilizes gyroscopes, accelerometers and other sensors to measure the motion of the device when manipulated by the user, and enables applications such as re-orienting a screen on a smartphone from portrait mode to landscape mode and providing an interface for motion-based commands for video gaming. A motion processing platform, on the other hand, is a complete system-level solution that delivers improved functionality and performance because it integrates various motion sensors with digital control and processing, and provides high-level programming interfaces. Motion processing is a relatively new technology for many consumer electronics products that can be utilized in a number of applications, including motion-based video games or user interfaces for smartphones. We have developed a MotionProcessing platform that we consider to be proprietary.

Market adoption and acceptance of motion processing technology, including our MotionProcessing platform, in consumer electronics products is dependent on a number of factors that are outside of our control. For example, device manufacturers must decide whether incorporating the improved functionality and performance that comes with motion processing will result in improved sales and market acceptance of their products. In addition, device manufacturers may not be able to integrate motion sensing or processing technologies into their products in a manner that they, or their customers, consider to deliver cost-effective, compelling functionality, and developers may not introduce applications that employ motion processing in a compelling way. In addition, there are a number of companies that claim intellectual property ownership over motion as a user interface, and these claims could discourage manufacturers from integrating motion processing technology into their products. At least one company has been successful in entering into a license agreement with a major video gaming manufacturer after commencing patent infringement litigation over these claims, and others have commenced patent infringement litigation as well as administrative proceedings before the United States International Trade Commission that attempt to prohibit the importation into the United States of the Nintendo Wii. Concern over potential patent infringement claims and related litigation may discourage consumer electronics manufacturers from incorporating motion processing functionality into their products. We have little control over market adoption and acceptance of our motion sensing products and motion processing technology, and, to the extent the market does not embrace the added functionality and performance that our products can provide to various consumer electronics products, our net revenue and operating results may be adversely affected.

We are particularly dependent upon the continued adoption of motion processing solutions, including our MotionProcessing solution, in mobile handheld devices, including smartphones and tablet devices. While smartphone manufacturers have begun to incorporate advanced motion sensing functionality, including three-axis gyroscopes, into their devices, if applications that utilize this functionality are not developed or if consumers do not find the applications provided by motion processing technology compelling, mobile device manufacturers may curtail their adoption of this technology. Consequently, our net revenue may fall short of our expectations and operating results could be adversely affected. Any unanticipated delay in the launch or decline in the volume of our customers’ smartphone and tablet device platforms in which we are designed into may negatively impact our net revenue.

The adoption of motion processing solutions, and, in particular, our MotionProcessing solution, in mobile handheld devices and other consumer electronics products, is dependent to a substantial degree upon the development of software applications written by third-party developers that utilize motion processing technology to provide a compelling user experience and consumer demand for such applications. If consumers or device manufacturers do not find the enhanced performance of devices employing motion processing technology to be compelling or sufficient to justify the additional cost of including the technology in their products, our net revenue and operating results may be adversely affected.

We currently depend on Nintendo for a substantial portion of our net revenue, and the loss of, or a substantial reduction in orders from, Nintendo would significantly reduce our net revenue and adversely impact our operating results.

Nintendo Co. Limited accounted for approximately 73% of our net revenue in fiscal year 2011. We expect that sales to Nintendo will continue to account for the largest share and a substantial portion of our net revenue for the foreseeable future. The loss of, or a substantial reduction in orders from, Nintendo would have a significant negative impact on our business. While we work closely with Nintendo to develop forecasts for periods of up to one year, these forecasts are not legally binding and may be unreliable, and we do not typically obtain firm purchase orders or commitments from Nintendo that extend beyond a short period. Nintendo, like other customers, might increase, cancel, reduce or reschedule forecasts and orders with us on relatively short notice, which could expose us to the risks of insufficient capacity or excess inventory and could have a material adverse impact on our operating results. For example, Nintendo reduced its orders for our products below levels we had anticipated during fiscal years 2011 and 2010, which negatively impacted our net revenue.

To date, a substantial majority of the products we have sold to Nintendo have been incorporated into the Wii MotionPlus accessory and Wii Remote Plus controller used with the Nintendo Wii video gaming console. Because a large portion of our net revenue is tied to Nintendo gaming products, we expect to remain dependent on the continued success of products and related video games utilizing motion processing for the foreseeable future.

Reported sales of the Wii declined from 20.5 million units for the twelve months ended March 31, 2010 to 15 million units for the 12 months ended March 31, 2011. Forecasted sales of the Wii are reported to be approximately 13 million units for the 12 months ending March 31, 2012. The Wii is in the fifth year of its console cycle, which refers to the life cycle of video game consoles, which we believe is typically about five years. Nintendo has announced its intention to introduce a successor to the Wii. If sales of the Wii console decline, our sales based on Wii MotionPlus accessories and Wii Remote Plus controllers included with new console sales will also decline.

We do not know whether Nintendo will incorporate our products into their future video gaming consoles or related accessories. Further, Nintendo may choose to develop a second source for motion processing components in order to reduce its exposure to the risks associated with a single source of supply. In addition, Nintendo may in the future choose to adopt a solution that is different from ours or use motion processing components or motion processing solutions supplied by competitors or developed internally. Any of these developments would significantly harm our business.

We face intense competition based on a number of factors, including price, and we expect competition to increase in the future, which could have an adverse effect on our net revenue, potential net revenue growth rate and market share.

The market for motion processing products is highly competitive, particularly in the market for consumer electronics, which is highly sensitive to price. In the market for consumer electronics, we compete to various degrees on the basis of our products’ size, price, integration, performance, product roadmap, and reliability. Competition may increase and intensify if more and larger semiconductor companies, or the internal resources of large, integrated original equipment manufacturers, or OEMs, enter our markets. Increased competition could result in price pressure, reduced profitability and loss of market share, any of which could materially and adversely affect our business, net revenue and operating results.

We face competition primarily from integrated semiconductor manufacturers, such as Analog Devices, Inc., Epson Toyocom Corporation, Freescale Semiconductor, Inc., Kionix, Inc. (a wholly owned subsidiary of Rohm Co., Ltd.), MEMSIC, Inc., Murata Manufacturing Co., Ltd., Panasonic Corporation, Robert Bosch GmbH, Sensor Dynamics, Inc., Sony Corporation, STMicroelectronics N.V. and VTI Technologies, Inc., from in-house development organizations within some of our potential customers and from smaller companies specializing in MEMS and motion-sensing products, including those that provide motion-sensing products offering less functionality at a lower cost, such as accelerometers. Our primary competitor in most of our target markets is STMicroelectronics. We also compete with large, sophisticated platform developers that may prefer to integrate less sophisticated motion sensors and to develop their own motion processing application interfaces for developers, marginalizing the total solution we offer. Additionally, competitors that have traditionally focused on industrial or automotive applications for MEMS motion sensors may pursue the consumer electronics market, thus intensifying competition for our products. We expect competition in the markets in which we participate to increase in the future as existing competitors improve or expand their product offerings.

Most of our current competitors have longer operating histories, significantly greater resources, greater brand recognition and a larger base of customers than we do. Some of our competitors also have in-house vertically integrated manufacturing capabilities. In addition, these competitors may have greater credibility with our existing or prospective customers and in some cases are already providing components for products to such existing and prospective customers that may in the future include motion processing solutions. Moreover, many of our competitors have been doing business with our customers or potential customers for a long period of time and have established relationships that may provide them with information regarding future market trends and requirements that may not be available to us. Additionally, some of our larger competitors may be able to provide greater incentives to customers through rebates and similar programs. Finally, some of our competitors with multiple product lines may bundle their products to offer customers a broader product portfolio at a more competitive price point. These factors may make it difficult for us to gain or maintain market share.

To date, the significant majority of our net revenue has been attributable to demand for our products in the video gaming market. This market may decline or remain flat. Even if the market grows, such growth may not benefit the video game consoles that incorporate our products. Any of these potential developments could have a material adverse effect on our business, net revenue and operating results.

We derive the significant majority of our net revenue from the video gaming market. Currently, there are three major providers of video gaming consoles, and our products have only been incorporated by one of these console providers. While the other two video gaming companies have introduced video gaming accessories or consoles that incorporate motion-based video gaming functionality, our MotionProcessing solutions have not been incorporated into these new products. Future generations of video gaming consoles and video gaming accessories may not adopt motion processing at all or, if they do, may use our competitors’ products, internally developed solutions or alternative technologies not based on MEMS sensors. If we are not successful in obtaining design wins in new generations of video gaming accessories or consoles, if video gaming consoles or accessories that incorporate our products are not successful, or if video games that utilize the functionality provided by our MotionProcessing products are not successful, our net revenue and operating results will decline. Further, while the overall video gaming market has performed well over the past several years, even if we achieve design wins, the video gaming market or the market for specific products incorporating our solutions may not continue to grow or may decline for a number of reasons outside of our control, including competition among video gaming companies, market saturation, the lack of compelling video game titles or the emergence of alternative forms of entertainment. Additionally, the video gaming market is subject to volatility from changes in the macroeconomic environment as well as industry specific trends, such as trends resulting from announcements by one of the major video gaming companies or from the console cycle of video gaming consoles. Any decline or volatility in the overall video gaming industry could cause our net revenue and operating results to fall short of expectations or decline.

If we fail to expand sales in our current markets and penetrate new markets, particularly the market for handheld devices, our net revenue and potential net revenue growth rate could be materially and adversely affected.

Other than applications in the video gaming market, where we derive the significant majority of our net revenue, until recently our MotionProcessing solutions have been employed in only a limited number of applications, such as digital still and video cameras, digital television and set-top box remote controls, 3D mice and remote-controlled toys. We have only recently begun to supply our products for use in smartphones and tablet devices. Our future net revenue growth, if any, will depend on our ability to expand sales in our current markets and penetrate new markets. If new markets do not develop as we currently anticipate or if we are unable to penetrate them successfully, our net revenue and net revenue growth rate could be materially and adversely affected.

We anticipate that there may be a significant near-term opportunity for our products in the market for handheld devices, such as smartphones, tablet devices and portable video gaming devices. While the general market for handheld devices is very fragmented, a limited number of manufacturers command a relatively large share of the market for smartphones with enhanced functionality, and it is this portion of the market that presents the most attractive opportunity for our MotionProcessing solutions. All of these potential customers are large, multinational companies with substantial negotiating power relative to us over price and terms of supply. Securing design wins with any of these companies or other smartphone manufacturers will require a substantial investment of our time and resources. Some of these companies produce products that already include motion sensors, and they may decide not to adopt our MotionProcessing solutions. Additionally, the smartphone market is subject to a unique set of industry dynamics, such as shorter design cycles and multiple devices and manufacturers. The market is highly competitive, and if we are unable to successfully navigate the unique dynamics of the smartphone market, or the products of manufacturers that choose to incorporate our solutions are not commercially successful, our net revenue may not grow and our operating results may be adversely affected.

In addition, we are targeting the market for digital television and set-top box remote controls that we believe will benefit from motion processing functionality for enhanced user interfaces. Currently, applications for motion processing in this market are limited due to the limited marginal adoption of next generation digital televisions and set-top boxes that utilize a motion-based interface. While we believe this market represents a large growth opportunity, it is still in the early stages of development. If this market fails to develop as we anticipate, or if we are unable to manage our business in a way that allows us to capture this growth opportunity, our net revenue and operating results may be adversely affected.

Even if we are successful in securing design wins with handheld device manufacturers, many of them produce a large number of products and models, and our products may be incorporated into only a few of them. If we fail to penetrate this market or other new markets upon which we target our resources, or we are successful in penetrating only relatively low volume product lines, our net revenue and potential net revenue growth rate will be adversely affected and our financial condition could suffer.

Our sales are subject to a competitive selection process conducted by our prospective customers that can be lengthy and require us to expend significant resources, even though we ultimately may not be selected.

The process of identifying potential new customers, developing their interest in our products, moving through their design cycle, obtaining a design win, obtaining purchase orders and entering into volume production is extremely time consuming. We compete during our customers’ product design and planning processes to achieve “design wins,” which refers to a customer’s decision to include one of our solutions in its products under development. These selection processes can be lengthy and can require us to invest significant time and effort. Our products may not be selected during a customer’s design process, and we may not generate net revenue despite incurring expenses and devoting significant resources to achieving a design win. Because the life cycles for our customers’ products can last several years and changing suppliers involves significant cost, time, effort and risk, our failure to be selected in a competitive design process can result in our foregoing net revenue from a given customer’s product line for the life of that product.

Although we have a number of customers that have purchased our products in production volumes, such customers are significantly smaller than our largest customer. Typically, many customers, including most of our current customers, initially include our products in only one or a few product lines. It generally takes time for sales volumes of a new product line to grow and for customers to incorporate one of our solutions into additional product lines, if any. Even after we achieve a design win, a customer may decide to cancel or change its product plans, may fail to commercialize its products, or those products may fail to achieve market acceptance, any of which could cause us to fail to generate sales from a particular design win and adversely affect our results of operations. Further, failure to achieve design wins could result in lost sales and hurt our prospects in future competitive selection processes because we may not be perceived as a preferred or competitive vendor.

The average selling prices of our products could decrease, which could have a material adverse effect on our net revenue and gross margins.

From time to time, we have reduced the average unit price of our products in anticipation of competitive pricing pressures, new product introductions by us or our competitors, product end-of-life programs and for other reasons. We expect that we will have to do so again in the future. We may experience substantial period-to-period fluctuations in future operating results due to the erosion of the average selling prices of our products. The consumer electronics markets that we are targeting are characterized by substantial price competition, which in turn creates pressure to reduce the prices of the components used in consumer electronics devices. In addition, we may be unable to negotiate favorable manufacturing prices with our foundries because of our relatively low volume of production. If we are unable to offset any reductions in our average selling prices by increasing our sales volumes or introducing new products with higher operating margins, our net revenue and gross margins will suffer. Additionally, because we do not operate our own MEMS fabrication facilities unlike many of our competitors, we may not be able to reduce our costs as rapidly as they do or our costs may potentially increase as a result of outsourcing these activities, which could also reduce our gross margins.

We rely on a limited number of third parties to supply, manufacture and assemble our products, and the failure to manage our relationships with our third-party contractors could adversely affect our ability to produce, market and sell our products.

We do not have our own manufacturing facilities. We operate based on an outsourced manufacturing business model that utilizes third-party foundry and packaging capabilities. Relying on third-party manufacturing, assembly and packaging presents significant risks to us, including the following:

•	reduced control over delivery schedules, yields and product reliability;

•	price increases;

•	the failure of a key supplier to perform its obligations to us for technical, market or other reasons;

•	challenges presented by introducing our fabrication processes to new suppliers or deploying them in new foundries;

•	difficulties in establishing additional manufacturing suppliers if we are presented with the need to transfer our manufacturing process technologies to them;

•	shortages of materials;

•	misappropriation of our intellectual property; and

•	limited warranties on wafers or products supplied to us.

The performance of our third-party manufacturers is outside of our control. If one or more of our third-party contractors or other outsourcers fail to perform their obligations in a timely manner or at satisfactory quality levels, our ability to bring products to market, the reliability of our products and our reputation could suffer. For example, in 2007, one of our former third-party manufacturers failed to supply us with the number of wafer components that it had accepted as a firm commitment order, which adversely impacted our ability to meet our commitments to ship products to our customers. In the future, if our third-party manufacturers fail to deliver quality products and components on time and at reasonable prices, we could have difficulties fulfilling our customer orders, our net revenue could decline and our business, financial condition and results of operations would be adversely affected. We expect that it would take approximately nine to 16 months to transition our manufacturing to new third- party manufacturers. Such a transition would likely require a qualification process by certain customers. If any of our suppliers materially delays its supply of products to us, we may not be able to find an alternate supplier in a timely manner and this may adversely affect our business. In addition, if our foundry partners materially increase their prices for the fabrication of our products, our business would be materially harmed.

Our third-party manufacturers may not allocate sufficient capacity for us to have our products produced and shipped to our customers on a timely basis, which may materially adversely affect our growth and our results of operations.

We rely on third-party foundry MEMS and CMOS wafer fabrication, assembly and packaging services. We make substantially all of our purchases through purchase orders based on our own rolling forecasts, and our third-party manufacturers are not required to supply us products beyond these forecasted quantities. Beyond minimal capacity guarantees, most of our third-party manufacturers do not have any obligations to provide us with additional capacity on a timely basis. We generally place orders for products with some of our suppliers approximately three to four months prior to the anticipated delivery date, with order volumes based on our forecasts of demand from our customers. Accordingly, if we inaccurately forecast demand for our products, we may be unable to obtain adequate and cost-effective foundry or assembly capacity from our third-party manufacturers to meet our customers’ delivery requirements, or we may accumulate excess inventories. On occasion, we have been unable to adequately respond to unexpected increases in customer purchase orders and therefore were unable to benefit from this incremental demand. In addition, our third-party manufacturers may prioritize orders placed by other companies that order higher volumes of products, many of whom are larger and more established than us. In the event that manufacturing capacity is reduced or eliminated at one or more of our third-party manufacturers’ facilities, we could have difficulties fulfilling our customer orders, and our net revenue and results of operations could decline.

Failure to achieve expected manufacturing yields for our products could negatively impact our operating results.

Manufacturing yields for our products are a function of product design, which is developed largely by us, and process technology, some of which is proprietary to our foundries. Low yields may result from either product design or process technology failures. We do not know whether a yield problem exists until our products are manufactured based on our design. When a yield issue is identified, the product is analyzed and tested to determine the cause. As a result, yield deficiencies may not be identified until well into the production process. We are in the process of bringing up a new, high volume foundry and, based on our past experience, we may experience delays or product yield issues as this facility increases production volumes in the future. Resolution of yield problems requires cooperation among, and communication between, us and our foundries. Because of our potentially limited access to wafer foundry capacity, decreases in manufacturing yields could result in an increase in our costs, cause us to fail to meet product delivery commitments and force us to allocate our available product supply among end customers. Lower than expected yields could potentially harm our operating results, our customer relationships and our reputation.

If we fail to develop and introduce new or enhanced products on a timely basis, our ability to attract and retain customers could be impaired, and our competitive position could be harmed.

We operate in a dynamic environment characterized by rapidly changing technologies and industry standards, and rapid technological obsolescence. To compete successfully, we must design, develop, market and sell new or enhanced products that provide increasingly higher levels of performance, integration and reliability and meet the cost expectations of our customers. A key element of our product strategy is to integrate additional sensors and motion processing functionality into our products. For instance, we are expanding our product line from three-axis gyroscopes to a six-axis device that includes both a three-axis gyroscope and three-axis accelerometer, and we intend to continue to introduce products integrating additional sensors and motion processing functionality. The introduction of new products by our competitors, the market acceptance of products based on new or alternative technologies, or the emergence of new industry standards could render our existing or future products obsolete. Our failure to anticipate or timely develop new or enhanced products or technologies in response to technological change could result in decreased net revenue and our competitors achieving more design wins. In particular, we may experience difficulties with product design, manufacturing or marketing that could delay or prevent our development, introduction or marketing of new or enhanced products, including products with higher levels of sensor integration. If we fail to introduce new or enhanced products with potentially greater integration that meet the needs of our customers or penetrate new markets in a timely fashion, we will lose market share and our operating results will be adversely affected.

Our future success depends on the continuing efforts of our founder, President, Chief Executive Officer and Chairman, Steven Nasiri, and other key personnel, and on our ability to successfully attract, train and retain additional key personnel.

Our future success depends heavily upon the continuing services of the members of our senior management team and various engineering and other technical personnel. In particular, our founder,

President, Chief Executive Officer and Chairman, Steven Nasiri, has been and remains central to the development and advancement of the Nasiri-Fabrication platform and the MEMS technology that is the foundation of our ability to design, develop and manufacture our MotionProcessing solutions, and to the management of our engineering, product development, manufacturing, operations and sales organizations. In addition, our engineers and other technical personnel are critical to our future technological and product innovations. If one or more of our senior executives or other key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our business may be disrupted, and our financial condition and results of operations may be materially and adversely affected. In addition, if any member of our senior management team or any of our other key personnel joins a competitor or forms a competing company, we may experience material disruption of our operations and development plans and lose customers, distributors, know-how and key professionals and staff members, and we may incur increased operating expenses as the attention of other senior executives is diverted to recruit replacements for key personnel. Our industry is characterized by high demand and intense competition for talent, and the pool of qualified candidates is very limited. We cannot ensure that we will be able to retain existing, or attract and retain new, qualified personnel, including senior executives and skilled engineers, whom we will need to achieve our strategic objectives. In addition, our ability to train and integrate new employees into our operations may not meet the growing demands of our business. The loss of any of our key personnel or our inability to attract or retain qualified personnel, including engineers and others, could delay the development and introduction of, and would have an adverse effect on our ability to sell, our products, which could harm our overall business and growth prospects.

Our intellectual property is integral to our business. If we are unable to protect our intellectual property, our business could be adversely affected.

Our success depends in part upon our ability to protect our intellectual property. To accomplish this, we rely on a combination of intellectual property rights, including patents, copyrights, trademarks and trade secrets in the United States and in selected foreign countries where we believe filing for such protection is appropriate. Our ability to use and prevent others from using our Nasiri-Fabrication platform, which is the subject of several patents and patent applications, is crucial to our success. Effective patent, copyright, trademark and trade secret protection may be unavailable, limited or not applied for in some countries. Some of our products and technologies are not covered by any patent or patent application. We cannot guarantee that:

•	any of our present or future patents or patent claims will not lapse or be invalidated, circumvented, challenged or abandoned;

•	our intellectual property rights will provide competitive advantages to us;

•	our ability to assert our intellectual property rights against potential competitors or to settle current or future disputes will not be limited by our agreements with third parties;

•	any of our pending or future patent applications will be issued or have the coverage originally sought;

•	our intellectual property rights will be enforced in jurisdictions where legal protection may be weak;

•	third parties will not infringe our key intellectual property, and specifically, the Nasiri-Fabrication platform;

•

any of the trademarks, copyrights, trade secrets or other intellectual property rights that we presently employ in our business will not lapse or be invalidated, circumvented, challenged or abandoned; or

•	we will not lose the ability to assert our intellectual property rights against others.

In addition, our competitors or others may design around our protected patents or technologies. Effective intellectual property protection may be unavailable or more limited in one or more relevant jurisdictions relative to the protections available in the United States, or may not be applied for in one or more relevant jurisdictions. If we pursue litigation to assert our intellectual property rights, an adverse judicial decision in any of these legal actions could limit our ability to assert our intellectual property rights, limit the value of our technology or otherwise negatively impact our business, financial condition and results of operations.

Monitoring unauthorized use of our intellectual property is difficult and costly. Unauthorized use of our intellectual property may have occurred or may occur in the future. Although we have taken steps to try to minimize the risk of this occurring, any such failure to identify unauthorized use and otherwise adequately protect our intellectual property would adversely affect our business. Moreover, if we are required to commence litigation, whether as a plaintiff or defendant, not only would this be time-consuming, but we would also be forced to incur significant costs and divert our attention and efforts of our employees, which could, in turn, result in product development delays, lower net revenue and higher expenses and potentially invite counter claims and other legal challenges.

We also rely on customary contractual protections with our customers, suppliers, distributors, employees and consultants, and we implement security measures to protect our trade secrets. We cannot ensure that these contractual protections and security measures will not be breached, that we will have adequate remedies for any such breach or that our suppliers, employees or consultants will not assert rights to intellectual property arising out of such contracts.

We may face claims of intellectual property infringement, which could be time-consuming and costly to defend or settle and, if adversely adjudicated, could result in the loss of significant rights.

The semiconductor and MEMS industries are characterized by companies that hold large numbers of patents and other intellectual property rights and that vigorously pursue, protect and enforce intellectual property rights. For example, a third party has asserted that our Z-axis gyroscope infringes a patent held by it. In the future other third parties may assert against us and our customers and distributors their patent and other intellectual property rights to technologies that are important to our business.

Claims that our products, processes or technology infringe third-party intellectual property rights, regardless of their merit or resolution, could be costly to defend or settle and could divert the efforts and attention of our management and technical personnel. In addition, many of our customer and distributor agreements, including our agreement with our largest customer, require us to indemnify and defend our customers or distributors, as applicable, from third-party infringement claims and pay damages in the case of adverse rulings. Claims of this sort also could harm our relationships with our customers or distributors and might deter future customers from doing business with us. We do not know whether we will prevail in the current proceeding to which we are a party or in any future proceedings given the complex technical issues involved and the inherent uncertainties in intellectual property litigation. If any such proceedings result in an adverse outcome, we could be required to:

•	cease the manufacture, use or sale of the infringing products, processes or technology;

•	pay substantial damages for infringement;

•	expend significant resources to develop non-infringing products, processes or technology;

•	license technology from the third party claiming infringement, which license may not be available on commercially reasonable terms, or at all;

•	cross-license our technology to a competitor to resolve an infringement claim, which could weaken our ability to compete with that competitor; or

•	pay substantial damages to our customers or end users to discontinue their use of or to replace infringing technology sold to them with non-infringing technology.

Any of the foregoing results could have a material adverse effect on our business, financial condition and results of operations.

If we fail to successfully manage the transition to products using our next generation six-axis MotionProcessor or more highly integrated products, we will lose net revenue and our operations could be materially and adversely affected.

Substantially all of recent product shipments have been motion sensing devices incorporating two- and three-axis gyroscopes. We intend to introduce more highly integrated products in the future that include greater motion sensing functionality and further enhancements to on-board motion processing capabilities. We may not be successful in achieving market acceptance of our more highly integrated products on the financial or other terms that we expect to obtain. Any inability to do so could result in the loss of net revenue and earnings and potential inventory write-downs or obsolescence.

Due to our limited operating history, we may have difficulty in accurately predicting our future net revenue and appropriately budgeting our expenses.

We began doing business in 2003 and did not begin to generate net revenue until the first quarter of fiscal year 2007. We generated approximately 73% of our net revenue for fiscal year 2011 from a single customer. As a result, we have only a limited operating history from which to predict future net revenue from multiple customers. This limited operating experience, combined with the rapidly evolving nature of the markets in which we sell our products, substantial uncertainty concerning how these markets may develop and other factors beyond our control, reduces our ability to accurately forecast quarterly or annual net revenue. We are currently expanding our staffing, implementing new internal systems, and increasing our expense levels in anticipation of future growth. If our net revenue does not increase as we expect relative to the growth of our operating expenses, our operating margins could be negatively affected or we could incur significant losses.

We are subject to order and shipment uncertainties, and differences between our estimates of customer demand and actual results could negatively affect our inventory levels, sales and operating results.

Our net revenue is generated on the basis of purchase orders with our customers rather than long-term purchase commitments. In addition, our customers can cancel purchase orders or defer the shipments of our products under certain circumstances. For example, in September 2009, our major customer requested that we delay shipment of products that we had expected to ship pursuant to firm purchase orders to that customer during the third quarter of fiscal year 2010. Our products are manufactured by third-party manufacturers according to our estimates of customer demand, which requires us to make separate demand forecast assumptions for every customer, each of which may introduce significant variability into our aggregate estimates. We have limited visibility into future customer demand and the product mix that our customers will require, which could adversely affect our net revenue forecasts and operating margins. Moreover, because products with motion processing platforms have only recently been introduced into many of our target markets, many of our customers could have difficulty accurately forecasting demand for their products and the timing of their new product introductions, which ultimately affects their demand for our MotionProcessing solutions. Historically, because of this limited visibility, at times our actual results have been different from our forecasts of customer demand. Some of these differences have been material, leading to net revenue and margin forecasts different from the results we were actually able to achieve. For example, our major customer reduced its orders for our products below levels we had anticipated during fiscal year 2011. These differences may occur in the future. Conversely, if we were to underestimate customer demand or if sufficient manufacturing capacity were unavailable, we could be unable to take advantage of net revenue opportunities, potentially lose market share and damage our customer relationships and market reputation. In addition, any significant future cancellations or deferrals of product orders could materially and adversely impact our profit margins, increase our write-offs due to product obsolescence and restrict our ability to fund our operations.

We may not sustain our growth rate, and we may not be able to manage any future growth effectively.

We have experienced significant growth in a short period of time. Our net revenue increased from $29.0 million in fiscal year 2009 to $79.6 million in fiscal year 2010 and $96.5 million in fiscal year 2011. We may not achieve similar growth rates in future periods. You should not rely on our operating results for any prior quarterly or annual period as an indication of our future operating performance. If we are unable to maintain adequate net revenue growth, our financial results could suffer and our stock price could decline.

To manage our growth successfully and handle the responsibilities of being a public company, we believe we must effectively, among other things:

•

recruit, hire, train and manage additional qualified engineers for our research and development activities, especially in the positions of design engineering, product and test engineering and applications engineering, as well as adding additional sales personnel;

•

implement improvements in our financial, administrative, and operational systems, procedures and controls necessary to support larger manufacturing and sales volumes, a greater number of customers and an increased range of products; and

•

enhance our information technology support for enterprise resource planning and design engineering by adapting and expanding our systems and tool capabilities, and properly training new hires as to their use.

Our ability to effectively accomplish these activities may be adversely impacted by the fact that our current Chief Financial Officer is serving in that capacity on an interim basis, having joined us as controller in August 2010, in which capacity he also continues to serve. Changes to the leadership or other senior members of our finance organization could result in delays in making improvements to our financial and control systems. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities or develop new products, and we may fail to satisfy customer requirements, maintain product quality, execute our business plan or respond to competitive pressures.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements could be impaired, which could adversely affect our operating results, our ability to operate our business and investors’ views of us.

Maintaining adequate internal financial and accounting controls and procedures to help ensure that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. We will be subject to the rules adopted by the Securities and Exchange Commission, or SEC, pursuant to Section 404 of the Sarbanes-Oxley Act, or Section 404, which requires us to include, beginning with our Annual Report on Form 10-K for our fiscal year ending March 31, 2013, our management’s report on and assessment of the effectiveness of our internal controls over financial reporting. Beginning with our fiscal year ending March 31, 2013, our independent auditors will be required to attest to and report on the effectiveness of our internal controls over financial reporting. Both we and our independent auditors will be testing our internal controls in connection with the Section 404 requirements and could, as part of that documentation and testing, identify areas for further attention or improvement. In the past, we have experienced material weaknesses in our internal control over financial reporting. While we have remediated these material weaknesses, there are no assurances that similar or new weaknesses will not occur.

Implementing any appropriate changes to our internal controls may require specific compliance training of our directors, officers and employees, entail substantial costs in order to modify our existing accounting systems, and take a significant period of time to complete. Such changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially impair our ability to operate our business. In addition, investors’ perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements may adversely affect our stock price.

As part of our ongoing efforts to improve our financial accounting organization and processes, we have hired several senior accounting personnel in the United States. However, our Chief Financial Officer, who is also serving as our controller, has only been with us since August 2010, and is currently serving on an interim basis, and we have only recently hired additional senior personnel with SEC reporting experience. Accordingly, we may be unable to effectively manage our public company reporting obligations following this offering, which could adversely impact our business and results of operations.

Our primary customer, our sales and support facilities, our testing facilities and our third-party manufacturers are located in regions that are subject to natural disasters, as well as in some cases geopolitical risks and social upheaval.

Currently, our wafer sort, final test and shipping operations, as well as the facilities of our third-party wafer manufacturing and assembly suppliers, are located in Canada, Japan, Singapore, Taiwan and Thailand. Our largest customer is based in Japan. We have sales and support centers in the Republic of Korea, Japan, United Arab Emirates and Taiwan. In addition, our headquarters are located in Northern California. Thailand, Taiwan, the Republic of Korea, Japan and California are susceptible to earthquakes, tsunamis, typhoons, floods and other natural disasters, and have experienced severe earthquakes and typhoons in recent years that caused significant property damage and loss of life. The Northern California area is also subject to significant risk of earthquakes. In addition, facilities located in the Republic of Korea, Taiwan and Thailand are subject to risks associated with uncertain political, economic and other conditions in Asia, such as political turmoil in the region and the outbreak of contagious diseases, such as the H1N1 virus. In particular, the recent earthquake and tsunami in Japan has created uncertainties concerning whether overall consumer demand for products that incorporate our devices will be reduced. As a result, we currently have less visibility regarding the demand for our products. Although these risks have not materially adversely affected our business, financial condition or results of operations to date, we cannot assure you that such risks will not do so in the future. We also cannot assure you that another earthquake, tsunami or other natural disaster will not occur in the Pacific Rim region, where the risk of such an event is significant due to, among other things, the proximity of major earthquake fault lines in the area. Any such future event could include power outages, fires, flooding or other adverse conditions, as well as disruption or impairment of production capacity and the operations of our manufacturers and customers, which could have a material adverse effect on us. Any disruption resulting from these events could cause significant delays in shipments of our products until we are able to shift our manufacturing, assembly or testing from the affected facilities or contract to another location or third-party vendor. Under such circumstances, there can be no assurance that alternative capacity could be obtained on favorable terms, if at all. Any catastrophic loss to any of our facilities would likely disrupt our operations, delay production, shipments and net revenue and result in significant expenses to repair or replace the facility. In particular, any catastrophic loss at the Sunnyvale, California or Taiwan facilities would materially and adversely affect our business.

Our operating results are subject to substantial quarterly and annual fluctuations due to a number of factors that could adversely affect our business and our stock price.

Our net revenue and operating results have fluctuated in the past and are likely to fluctuate in the future. These fluctuations may occur on a quarterly and on an annual basis and are due to a number of factors, many of which are beyond our control. These factors include, among others:

•	changes in end-user demand for the products manufactured and sold by our customers;

•	the receipt, reduction, cancellation or delay of significant orders by customers;

•	the gain or loss of significant customers;

•	market acceptance of our products and our customers’ products;

•	our ability to develop, introduce and market new products and technologies on a timely basis;

•	the timing and extent of product development costs;

•	new product announcements and introductions by us or our competitors;

•	incurrence of research and development and related new product expenditures;

•	seasonality or cyclical fluctuations in our markets;

•	fluctuations in manufacturing yields;

•	significant warranty claims, including those not covered by our suppliers;

•	changes in our product mix or customer mix;

•	intellectual property disputes;

•	loss of key personnel or the shortage of available skilled workers; and

•	the effects of competitive pricing pressures, including decreases in average selling prices of our products.

The foregoing factors are difficult to forecast, and these, as well as other factors, could materially adversely affect our quarterly or annual operating results. In addition, a significant amount of our operating expenses are relatively fixed in nature due to our significant sales, research and development costs. Any failure to adjust spending quickly enough to compensate for a net revenue shortfall could magnify its adverse impact on our results of operations.

Our product development efforts are time-consuming and expensive and may not generate an acceptable return, if any.

Our product development efforts require us to incur substantial research and development expense. Our research and development expense was $15.8 million for fiscal year 2011, and we anticipate that research and development expense will increase in the future. We may not be able to achieve an acceptable return, if any, on our research and development efforts.

The development of our products is highly complex. We occasionally have experienced delays in completing the development and introduction of new products and product enhancements, and we could experience delays in the future. Unanticipated problems in developing products could also divert substantial engineering resources, which may impair our ability to develop new products and enhancements and could substantially increase our costs. Furthermore, we may expend significant amounts on research and development programs that may not ultimately result in commercially successful products. As a result of these and other factors, we may be unable to develop and introduce new products successfully and in a cost-effective and timely manner, and any new products we develop and offer may never achieve market acceptance. Any failure to successfully develop future products would have a material adverse effect on our business, financial condition and results of operations.

The complexity of our products could result in unforeseen delays or expenses caused by defects or bugs, which could delay the introduction or acceptance of our new products, damage our reputation with current or prospective customers and adversely affect our operating costs.

Our highly complex motion sensing and processing products may contain defects and bugs when they are first introduced or as new versions are released. We have in the past experienced, and may in the future experience, defects and bugs. There may be additional defects and bugs contained in our products that, due to our limited operating history, may not have manifested. If any of our products contains defects or bugs, or has reliability, quality or other problems, we may not be able to successfully correct such problems. Consequently, our reputation may be damaged and customers may be reluctant to buy our products, which could materially and adversely affect our ability to retain existing customers and attract new customers. In addition, these defects or bugs could interrupt or delay sales to our customers. If any of these problems are not found until after we have commenced commercial production of a new product, we may be required to incur additional development costs and product recall, repair or replacement costs. These problems may also result in claims against us by our customers or others. As a result, our operating costs could be adversely affected.

We are subject to warranty and product liability claims and product recalls that may require us to make significant expenditures to defend against these claims or pay damage awards.

From time to time, we may be subject to warranty or product liability claims that may require us to make significant expenditures to defend against these claims or pay damage awards. In the event of a warranty claim, we may also incur costs if we compensate the affected customer. For example, under the terms of our contracts with our larger customers, we are obligated to replace, repair or refund payment for defective products discovered by the customer during the first year after such products are delivered, and we remain responsible and reliable for any latent defects caused by reasons attributable to us even after such one-year period has elapsed. We maintain product liability insurance, but this insurance is limited in amount and subject to significant deductibles. There is no guarantee that our insurance will be available or adequate to protect against all such claims. We also may incur costs and expenses if defects in a device we supply make it necessary to recall a customer’s product. The process of identifying a recalled device in products that have been widely distributed may be lengthy and require significant resources, and we may incur significant replacement costs, contract damage claims from our customers and reputational harm. Costs or payments made in connection with warranty and product liability claims and product recalls could have a material adverse effect on our financial condition and results of operations.

Our business, financial condition and results of operations could be adversely affected by the political and economic conditions of the countries in which we conduct business and other factors related to our international operations.

Sales to end customers in Asia accounted for 98% of our net revenue in fiscal year 2011. In addition, approximately 41% of our employees are located in Asia and all of our products are manufactured, assembled or tested in Asia. Multiple factors relating to our international operations and to the particular countries in which we operate could have a material adverse effect on our business, financial condition and results of operations. These factors include:

•	changes in political, regulatory, legal or economic conditions;

•

restrictive governmental actions, such as restrictions on the transfer or repatriation of funds and foreign investments and trade protection measures, including export duties, quotas, customs duties and tariffs;

•	disruptions of capital and trading markets;

•	changes in import or export licensing requirements;

•	transportation delays;

•	civil disturbances or political instability;

•	geopolitical turmoil, including terrorism, war or political or military coups;

•	public health emergencies;

•	currency fluctuations relating to our international operating activities;

•	differing employment practices and labor standards;

•	limitations on our ability under local laws to protect our intellectual property;

•	local business and cultural factors that differ from our customary standards and practices;

•	nationalization and expropriation;

•	changes in tax laws; and

•	difficulties in obtaining distribution and support services.

Substantially all of our products and our end customers’ products are manufactured in Taiwan and China. Any conflict or uncertainty in these countries, including due to public health or safety concerns, could have a material adverse effect on our business, financial condition and results of operations.

We are subject to the cyclical nature of the semiconductor and consumer electronics industries.

The semiconductor and consumer electronics industries are highly cyclical and are characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving standards, short product life cycles and wide fluctuations in product supply and demand. These industries experienced a significant downturn as part of the broader global recession in 2008 and 2009. Industry downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices. The recent downturn and any future downturns could have a material adverse effect on our business and operating results. Furthermore, any upturn in the semiconductor or consumer electronics industries could result in increased competition for access to the third-party foundry and assembly capacity on which we are dependent to manufacture and assemble our products. None of our third-party foundry or assembly contractors has provided assurances that adequate capacity will be available to us in the future.

Our business is subject to seasonality, which causes our net revenue to fluctuate.

In addition to the general cyclicality of the semiconductor and consumer electronics industries, our business is subject to seasonality because of the nature of our target markets. At present, virtually all of our motion processing products are sold in the consumer electronics market. Sales of consumer electronics tend to be weighted towards holiday periods, and many consumer electronics manufacturers typically experience seasonality in sales of their products. Seasonality affects the timing and volume of orders for our products as our customers tend to increase production of their products that incorporate our solutions in the first three quarters of our fiscal year in order to build inventories for the holiday season. Sales of our products tend to correspondingly increase during these quarters and to significantly decrease in the fourth quarter of our fiscal year. For example, our net revenue for the third quarter of fiscal 2011 was $27.2 million, while in the fourth quarter of 2011 our net revenue declined to $23.9 million. We expect this seasonality to continue in future periods and, as a result, our operating results are likely to vary significantly from quarter to quarter.

The enactment of legislation implementing changes in U.S. taxation of international business activities or the adoption of other tax reform policies could materially impact our financial position and results of operations.

Tax bills are introduced from time to time to reform U.S. taxation of international business activities. Depending on the final form of legislation enacted, if any, the consequences may be significant for us due to the large scale of our international business activities. If any of these proposals are enacted into legislation, they could have material adverse consequences on the amount of tax we pay and thereby on our financial position and results of operations.

If we do not achieve increased tax benefits as a result of our recently implemented corporate restructuring, our financial condition and operating results could be adversely affected.

We completed a restructuring of our corporate organization during fiscal year 2011 to more closely align our corporate structure with the international nature of our business activities and to reduce our overall effective tax rate through changes in how we develop and use our intellectual property and the structure of our international procurement and sales, including by entering into transfer-pricing arrangements that establish transfer prices for our intercompany transactions. We anticipate achieving a reduction in our overall effective tax rate in the future as a result. There can be no assurance that the taxing authorities of the jurisdictions in which we operate or to which we are otherwise deemed to have sufficient tax nexus will not challenge the tax benefits that we expect to realize as a result of the restructuring. In addition, future changes to U.S. or non-U.S. tax laws, including proposed legislation to reform U.S. taxation of international business activities as described above, would negatively impact the anticipated tax benefits of the proposed restructuring. Any benefits to our tax rate will also depend on our ability to operate our business in a manner consistent with the restructuring of our corporate organization and applicable taxing provisions, including by eliminating the amount of cash distributed to us by our subsidiaries. If the intended tax treatment is not accepted by the applicable taxing authorities, changes in tax law negatively impact the proposed structure or we do not operate our business consistent with the restructuring and applicable tax provisions, we may fail to achieve the financial efficiencies that we anticipate as a result of the restructuring and our future operating results and financial condition may be negatively impacted.

We are exposed to fluctuations in currency exchange rates, which could negatively affect our financial condition and results of operations.

Our sales contracts are primarily denominated in U.S. dollars and therefore substantially all of our net revenue is not subject to foreign currency risk. However, a strengthening of the U.S. dollar could increase the real cost of our products to our customers outside of the United States, which could adversely affect our financial condition and results of operations. Some of our operating expenses are incurred outside the United States, are denominated in foreign currency and are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the New Taiwan Dollar. We do not currently hedge currency exposures relating to operating expenses incurred outside of the United States, but we may do so in the future. If we do not hedge against these risks, or our attempts to hedge against these risks are not successful, our financial condition and results of operations could be adversely affected.

Our business is subject to various governmental regulations, and compliance with these regulations may cause us to incur significant expenses. If we fail to maintain compliance with applicable regulations, we may be forced to recall products and cease their manufacture and distribution, which could subject us to civil or criminal penalties.

The complex legal and regulatory environment exposes us to compliance and litigation costs and risks that could materially affect our operations and financial results. These laws and regulations may change, sometimes significantly, as a result of political or economic events. They include tax laws and regulations, import and export laws and regulations, government contracting laws and regulations, labor and employment laws and regulations, securities and exchange laws and regulations (and other laws applicable to publicly-traded companies such as the Foreign Corrupt Practices Act), and environmental laws and regulations. In addition, proposed laws and regulations in these and other areas, such as healthcare, could affect the cost of our business operations. Our international operations face political, legal, operational, exchange rate and other risks that we do not face in our domestic operations. We face the risk of discriminatory regulation, nationalization or expropriation of assets, changes in both domestic and foreign laws regarding trade and investment abroad, potential loss of proprietary information due to piracy, misappropriation or laws that may be less protective of our intellectual property rights. Violations of any of these laws and regulations could subject us to criminal or civil enforcement actions, any of which could have a material adverse effect on our business, financial condition or results of operations.

Risks Related to This Offering and Ownership of Our Common Stock

The concentration of our capital stock ownership with our founders, executive officers, employees and directors and their respective affiliates will limit your ability to influence corporate matters.

We anticipate that immediately following the completion of this offering, our founders, executive officers, employees and our directors and their respective affiliates, will together own approximately     % of our common stock. In particular, following this offering, our President, Chief Executive Officer and Chairman, Mr. Nasiri, will control approximately    % of our outstanding common stock. Mr. Nasiri therefore will have significant influence over our management and affairs and over all matters requiring stockholder approval, including any change-of-control transaction, such as a merger or other sale of our company or all or substantially all of our assets, for the foreseeable future.

This concentrated control will limit your ability to influence some corporate matters and could result in some corporate actions that our other stockholders do not view as beneficial, such as failure to approve change of control transactions that could offer holders of our common stock a premium over the market value of our company. As a result, the market price of our common stock could be adversely affected.

Our stock price may be volatile, and you may not be able to resell shares of our common stock at or above the price you paid.

Prior to this offering, our common stock has not been traded in a public market. We cannot predict the extent to which a trading market will develop or how liquid that market might become. The initial public offering price may not be indicative of prices that will prevail in the trading market. The trading price of our common stock following this offering is therefore likely to be highly volatile and could be subject to wide fluctuations in price in response to various factors, some of which are beyond our control. These factors include:

•	quarterly variations in our results of operations, those of our competitors or those of Nintendo, our largest customer;

•	announcements by us or our competitors of acquisitions, design wins, new solutions, significant contracts, commercial relationships or capital commitments;

•	general economic conditions and slow or negative growth of related markets;

•	our ability to develop and market new and enhanced solutions on a timely basis;

•	disruption to our operations;

•	the emergence of new sales channels in which we are unable to compete effectively;

•	any major change in our board of directors or management;

•	changes in financial estimates including our ability to meet our future net revenue and operating profit or loss projections;

•	changes in governmental regulations or in the status of our regulatory approvals;

•	commencement of, or our involvement in, litigation; and

•	changes in earnings estimates or recommendations by securities analysts.

In addition, the stock market in general, and the market for semiconductor and other technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Such fluctuations may be even more pronounced in the trading market shortly following this offering. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our actual operating performance. These trading price fluctuations may also make it more difficult for us to use our common stock as a means to make acquisitions or to use equity-related compensation to attract and retain employees. In addition, in the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This type of litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

Substantial future sales of our common stock in the public market could cause our stock price to fall.

Additional sales of our common stock in the public market after this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline. Upon completion of this offering, we will have              shares of common stock outstanding. Of the outstanding shares after completion of this offering, all of the              shares sold in this offering will be freely tradable immediately without further registration under the Securities Act of 1933, as amended, or the Securities Act, except that any shares held by our “affiliates” (as that term is defined under Rule 144 of the Securities Act) may be sold only in compliance with the limitations described in Rule 144. The remaining outstanding shares after completion of this offering will be “restricted securities” and generally will be available for sale in the public market as follows:

•	no shares will be eligible for immediate sale on the date of this prospectus; and

•

             shares that are subject to lock-up agreements will be eligible for sale at various times beginning 180 days (subject to an extension of up to 34 days) after the date of this prospectus pursuant to Rules 144 and 701 of the Securities Act.

The underwriters may, however, release all or a portion of the shares subject to lock-up agreements at any time without notice. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our common stock could decline.

In addition, after this offering, the holders of              shares of common stock will be entitled to rights to cause us to register the sale of those shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares, other than shares purchased by our affiliates, becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration.

See the information under the caption “Shares Eligible for Future Sale” for a more detailed description of the shares that will be available for future sales upon completion of this offering.

We may apply the proceeds of this offering to uses that do not improve our operating results or increase the value of your investment.

We intend to use the net proceeds from the shares of common stock sold by us in this offering for general corporate purposes, including working capital, sales, general and administrative and research and development matters and on capital expenditures. We may also use a portion of our net proceeds to acquire or invest in other businesses or products or to obtain rights to other technologies. However, we do not have more specific plans for the net proceeds from this offering and will have broad discretion in how we use the net proceeds of this offering. These proceeds could be applied in ways that do not improve our operating results or increase the value of your investment.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock immediately after this offering. Therefore, if you purchase our common stock in this offering, you will incur an immediate dilution of $                     in net tangible book value per share from the price you paid, based on the assumed initial public offering price of $             per share, which is the mid-point of the range listed on the cover page of this prospectus. The exercise of outstanding options and warrants will result in further dilution. For a further description of the dilution that you will experience immediately after this offering, see “Dilution.”

Because we have no plans to pay dividends on our common stock, investors must look solely to stock appreciation for a return on their investment in us.

We have never declared or paid any cash dividends on our capital stock, and we do not anticipate paying any cash dividends on our common stock in the foreseeable future. We currently intend to retain all future earnings to fund the development and growth of our business. Any payment of future dividends will be at the discretion of our board of directors and will depend on, among other things, our earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends and other considerations that the board of directors deems relevant. Investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize a return on their investment. Investors seeking cash dividends should not purchase our common stock.

We will incur increased costs as a result of being a public company.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will incur costs associated with our public company reporting requirements. We also anticipate that we will incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act, as well as rules implemented by the SEC and the NYSE. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We also expect that these new rules and regulations may make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable.

Provisions in our certificate of incorporation and bylaws, as amended and restated in connection with this offering, may have the effect of delaying or preventing a change of control or changes in our management. These provisions include the following:

•

the right of our board of directors to elect directors to fill a vacancy created by the expansion of our board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

•	the establishment of a classified board of directors requiring that only a subset of the members of our board of directors be elected at each annual meeting of stockholders;

•	the prohibition of cumulative voting in our election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;

•

the requirement that stockholders provide advance notice to nominate individuals for election to our board of directors or to propose matters that can be acted upon at a stockholders’ meeting. These provisions may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of our company;

•

the ability of our board of directors to issue, without stockholder approval, shares of undesignated preferred stock with terms set by the board of directors, which rights could be senior to those of our common stock. The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us;

•	the ability of our board of directors to alter our bylaws without obtaining stockholder approval;

•	the inability of our stockholders to call a special meeting of stockholders and to take action by written consent in lieu of a meeting;

•

the required approval of the holders of at least two-thirds of the shares entitled to vote at an election of directors to adopt, amend, or repeal our bylaws, or repeal the provisions of our certificate of incorporation regarding the election of directors; and

•	the required approval of the holders of at least a majority of the shares entitled to vote at an election of directors to remove directors without cause.

As a Delaware corporation, we are also subject to certain Delaware anti-takeover provisions. Under Delaware law, a corporation may not engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other things, the board of directors has approved the transaction. Our board of directors could rely on Delaware law to prevent or delay an acquisition of us. For a description of our capital stock, see “Description of Capital Stock.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, particularly in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. The statements we make regarding the following subject matters are forward-looking by their nature:

•	our belief that an intelligent motion processing platform would enable large scale development and adoption of motion-based applications in consumer electronics and other markets;

•

our belief that certain end-markets pose significant unrealized opportunities for motion processing functionality, including large near-term opportunities in the video gaming, handset and tablet device markets and a large growth opportunity in the digital television and set-top box remote control markets;

•	our expectations as to future sales of consumer electronics devices that could potentially integrate motion processors;

•	our ability to accurately estimate future customer demand and obtain sufficient product yields from our third-party manufacturers on a timely basis;

•	our anticipation that we will experience future growth, expand our intellectual property portfolio and increase our research and development expenses;

•	our anticipation that we will realize increased tax benefits as a result of our corporate restructuring;

•	our intention to qualify additional manufacturing facilities for wafer production, testing and packaging as our production needs increase;

•	our ability to negotiate favorable manufacturing prices with our foundries and to transition our manufacturing to new foundries;

•

our intention to develop and introduce more highly integrated products in the future that include greater motion sensing functionality and further enhancements to on-board motion processing capabilities;

•	our expectations as to sales prices for our products;

•	our belief in our ability to achieve design wins, maintain successful partnerships with our current customers, develop new customers, penetrate new markets and increase demand for our products;

•	our expectations as to our continued relationship with Nintendo and its use of our products in the Nintendo Wii and the Nintendo 3DS;

•	our expectations as to growth or volatility in the overall video gaming industry;

•	our expectation that our products will remain a component of customers’ products throughout any such product’s life cycle;

•	our ability to protect our intellectual property in the United States and abroad;

•	our belief in the sufficiency of our cash flows to meet our needs for the next year;

•	our belief that our third-party liability exposure under indemnification obligations is minimal; and

•	our belief in the availability of suitable additional facilities on commercially reasonable terms to accommodate the expansion of our operations, if required.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Other sections of this prospectus may include additional factors that could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time and it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Before investing in our common stock, investors should be aware that the occurrence of the events described under the caption “Risk Factors” and elsewhere in this prospectus could have a material adverse effect on our business, results of operations and financial condition.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor any other person assume responsibility for the accuracy and completeness of the forward-looking statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

This prospectus contains statistical data that we obtained from industry publications and reports. These publications generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. Although we believe the publications are reliable, we have not independently verified their data.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

We estimate that the net proceeds we will receive from this offering will be $             million, at an assumed initial public offering price of $             per share, which is the mid-point of the range listed on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering for working capital, capital expenditures and other general corporate purposes. We may also use a portion of the net proceeds to acquire complementary businesses, products or technologies. However, we do not have negotiations underway, agreements reached or commitments made for any specific acquisitions at this time.

Pending any use, as described above, we plan to invest the net proceeds in a variety of capital preservation instruments, including short- and long-term interest-bearing investments, direct or guaranteed obligations of the U.S. government, certificates of deposit and money market funds.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently anticipate that we will retain all of our future earnings for use in the expansion and operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable law, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our capitalization as of April 3, 2011:

•	on an actual basis;

•	on a pro forma basis to reflect the conversion of all outstanding shares of our convertible preferred stock into 50,311,053 shares of our common stock; and

•

on a pro forma as adjusted basis, giving effect to the filing of our amended and restated certificate of incorporation and the sale by us of              shares of common stock in this offering at an assumed initial public offering price of $     per share, the mid-point of the range on the cover of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	As of April 3, 2011
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands)
Total debt, including current portion	$34	$34	$
Stockholders’ equity:
Series A convertible preferred stock, $0.001 par value; 8,060 shares authorized, 8,000 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	9,019	—

Series B convertible preferred stock, $0.001 par value; 6,566 shares authorized, 5,920 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	22,341	—

Series C convertible preferred stock, $0.001 par value; 15,510 shares authorized, 15,510 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	18,881	—

Common stock, $0.001 par value; 80,000 shares authorized, 18,005 shares issued and outstanding, actual; 80,000 shares authorized, 68,316 shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	5,762	56,003

Accumulated other comprehensive income	1	1

Retained earnings	3,137	3,137

Total stockholders’ equity	59,141	59,141

Total capitalization	$59,175	$59,175	$

The number of shares of our common stock to be outstanding after this offering is based on 68,316,485 shares outstanding as of April 3, 2011, on an as converted basis, and excludes:

•	8,198,037 shares of common stock issuable upon the exercise of outstanding options with exercise prices ranging from $0.04 to $6.11 and a weighted average exercise price of $2.24 per share;

•

60,000 shares of Series A convertible preferred stock issuable upon the exercise of outstanding warrants with a weighted average exercise price of $1.00 per share. Upon the completion of this offering, these warrants will, in accordance with their terms, be converted into warrants to purchase 150,000 shares of common stock with a weighted average exercise price of $0.40 per share;

•

645,874 shares of Series B convertible preferred stock issuable upon the exercise of outstanding warrants with a weighted average exercise price of $1.77 per share. Upon the completion of this offering, these warrants will, in accordance with their terms, be converted into warrants to purchase 1,614,680 shares of common stock with a weighted average exercise price of $0.71 per share; and

•

            shares of common stock reserved for future issuance under our 2011 Stock Incentive Plan and shares of common stock that will be reserved for future issuance under the automatic increase provisions of our 2011 Stock Incentive Plan.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after completion of this offering.

As of April 3, 2011, our pro forma net tangible book value was $59.1 million, or $0.87 per share. Pro forma net tangible book value per share represents the amount of our tangible assets less our liabilities, divided by the pro forma shares of common stock outstanding as of April 3, 2011, including the effect of the conversion of all outstanding shares of our preferred stock into common stock, which will occur immediately prior to the closing of this offering. Our pro forma as adjusted net tangible book value would further include the impact of our sale of             shares of common stock in this offering at an assumed initial public offering price of $             per share, the mid-point of the range on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses. Our pro forma as adjusted net tangible book value at April 3, 2011 would have been $             million, or $             per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $             per share to existing stockholders and an immediate dilution of $             per share to new investors:

Assumed initial public offering price per share of common stock			$
Pro forma net tangible book value per share as of April 3, 2011, before giving effect to this offering		$0.87
Increase in pro forma net tangible book value per share attributable to investors purchasing shares in this offering	$

Pro forma as adjusted net tangible book value per share after giving effect to this offering			$

Dilution in pro forma net tangible book value per share to investors purchasing shares in this offering			$

If the underwriters exercise their option to purchase additional shares in full, our pro forma as adjusted net tangible book value per share would be $             per share, and the dilution in pro forma net tangible book value per share to investors in this offering would be $             per share. Further, if all outstanding options and warrants were also exercised in full, our pro forma as adjusted net tangible book value per share would be $             per share, and the dilution in pro forma net tangible book value per share to investors in this offering would be $             per share.

The following table summarizes on a pro forma as adjusted basis as of April 3, 2011:

•	the total number of shares of common stock purchased from us by our existing stockholders and by new investors purchasing shares in this offering;

•

the total consideration paid to us by our existing stockholders and by new investors purchasing shares in this offering, assuming an initial public offering price of $             per share, which is the midpoint of the range on the cover of this prospectus (before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering); and

•	the average price per share paid by existing stockholders and by new investors purchasing shares in this offering.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
New investors					$

Total		100.0%	$	100.0%

If the underwriters exercise their option to purchase additional shares in full, the number of shares held by the existing stockholders after this offering would be reduced to     % of the total number of shares of our common stock outstanding, and the number of shares held by new investors would be              or     % of the total number of shares of our common stock outstanding. In addition, if all outstanding options and warrants were also exercised in full, the number of shares held by the existing stockholders after this offering would be                  or             % of the total number of shares of our common stock outstanding, and the number of shares held by new investors would be              or             % of the total number of shares of our common stock outstanding.

Except as otherwise indicated, the amounts set forth above are based on 68,316,485 shares of common stock outstanding as of April 3, 2011, on an as converted basis, and exclude:

•	8,198,037 shares of common stock issuable upon the exercise of outstanding options with exercise prices ranging from $0.04 to $6.11 and a weighted average exercise price of $2.24 per share;

•

60,000 shares of Series A convertible preferred stock issuable upon the exercise of outstanding warrants with a weighted average exercise price of $1.00 per share. Upon the completion of this offering, these warrants will, in accordance with their terms, be converted into warrants to purchase 150,000 shares of common stock with a weighted average exercise price of $0.40 per share;

•

645,874 shares of Series B convertible preferred stock issuable upon the exercise of outstanding warrants with a weighted average exercise price of $1.77 per share. Upon the completion of this offering, these warrants will, in accordance with their terms, be converted into warrants to purchase 1,614,680 shares of common stock with a weighted average exercise price of $0.71 per share; and

•

            shares of common stock reserved for future issuance under our 2011 Stock Incentive Plan and shares of our common stock that will be reserved for future issuance under the automatic increase provisions of our 2011 Stock Incentive Plan.

SELECTED CONSOLIDATED FINANCIAL DATA

We have derived the selected consolidated statement of operations data for the fiscal years ended March 29, 2009, March 28, 2010 and April 3, 2011, and selected consolidated balance sheet data as of March 28, 2010 and April 3, 2011, from our audited consolidated financial statements and related notes included elsewhere in this prospectus. We have derived the statement of operations data for the fiscal years prior to March 29, 2009, and selected consolidated balance sheet data prior to March 28, 2010, from our audited financial statements not included in this prospectus. Our historical results are not necessarily indicative of the results that may be expected for any future period. The following selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

Consolidated Statement of Operations Data:

	Fiscal Year
	2007	2008	2009	2010	2011
	(in thousands)

Net revenue	$2,502	$7,778	$29,025	$79,556	$96,547
Cost of revenue(1)	3,545	6,867	15,548	36,073	43,647

Gross (loss) profit	(1,043)	911	13,477	43,483	52,900
Operating expenses:
Research and development(1)	3,246	4,732	8,545	13,085	15,826
Selling, general and administrative(1)	1,678	2,878	4,632	8,427	15,596

Total operating expenses	4,924	7,610	13,177	21,512	31,422
(Loss) income from operations	(5,967)	(6,699)	300	21,971	21,478
Other expense:
Change in fair value of warrant liabilities(2)	—	(101)	—	(6,363)	(4,025)
Other income (expense), net	(1,326)	(60)	(66)	(67)	31

Other expense - net	(1,326)	(161)	(66)	(6,430)	(3,994)
(Loss) income before income taxes	(7,293)	(6,860)	234	15,541	17,484
Income tax provision	—	—	38	399	8,137

Net (loss) income(3)	(7,293)	(6,860)	196	15,142	9,347
Net income allocable to preferred stockholders(3)	18	18	196	12,150	7,716

Net (loss) income attributable to common stockholders(3)	$(7,311)	$(6,878)	$—	$2,992	$1,631

Net (loss) income per common share attributable to common stockholders:
Basic	$(0.77)	$(0.56)	$—	$0.18	$0.09

Diluted	$(0.77)	$(0.56)	$—	$0.17	$0.08

Weighted average shares outstanding in computing net (loss) income per share attributable to common stockholders:
Basic	9,415	12,321	15,430	16,542	17,592

Diluted	9,415	12,321	17,519	20,867	22,202

Pro forma net income per common share (unaudited):
Basic					$0.14

Diluted					$0.13

Weighted average shares outstanding pro forma (unaudited):
Basic					67,903

Diluted					74,079

(1)	Includes stock-based compensation expense attributable to employees and non-employees as follows:

	Fiscal Year
	2007	2008	2009	2010	2011
	(in thousands)
Cost of revenue	$5	$41	$68	$233	$261
Research and development	48	125	184	536	946
Selling, general and administrative	15	89	258	537	983

Total stock-based compensation expense	$68	$255	$510	$1,306	$2,190

(2)	Refers to the change in fair value of our warrants as required by ASC 815-40-15. Please see Note 6 to our consolidated financial statements for an additional explanation of the change in fair value of warrant liabilities.

(3)	Please see Note 1 to our consolidated financial statements for an explanation of the method used to calculate net income allocable to preferred stockholders and net (loss) income attributable to common stockholders, including the method to calculate the number of shares used in the computation of the per share amounts.

Consolidated Balance Sheet Data:

	As of
	April 1, 2007	March 30, 2008	March 28, 2009	March 28, 2010	April 3, 2011
	(in thousands)
Cash and cash equivalents	$7,551	$8,649	$19,946	$22,394	$28,795
Short-term investments	—	—	—	12,875	9,280
Long-term investments	—	—	—	2,008	—
Working capital(1)	5,647	7,540	20,946	36,873	54,285
Total assets	10,510	12,874	34,545	54,450	70,746
Preferred stock warrant liability	804	—	—	7,852	—
Total debt, including current portion	1,998	2,676	1,107	349	34
Redeemable convertible preferred stock	19,472	—	—	—	—
Convertible preferred stock	—	28,370	39,192	38,364	50,241
Common stock	263	616	1,250	2,855	5,762
Total stockholders’ (deficit) equity	(13,763)	8,099	19,751	35,000	59,141

(1)	Working capital is defined as total current assets minus total current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of our operations should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below, and those discussed in the section titled “Risk Factors” included elsewhere in this prospectus.

Overview

We are the pioneer and a global market leader in intelligent motion processing solutions. Our solutions are comprised of an integrated circuit (IC) that incorporates motion sensors, such as gyroscopes, with associated software on a single chip and are differentiated by their small form factor, high level of integration, performance, reliability and cost effectiveness. While our solutions have broad applicability, we currently target consumer electronics applications such as console and portable video gaming devices, smartphones, tablet devices, digital still and video cameras, digital television and set-top box remote controls, 3D mice, navigation devices, toys, and health and fitness accessories. We utilize a fabless model, leveraging current CMOS and MEMS foundries and semiconductor packaging supply chains.

We define motion processing as the ability to detect, measure, synthesize, analyze and digitize an object’s motion in three-dimensional space. Our MotionProcessing solutions for consumer electronics applications span increasing levels of integration, from single-axis gyroscopes to fully-integrated, intelligent dual- and three-axis, and the industry’s only six-axis, MotionProcessor units (MPUs). Our technology is comprised of five core proprietary components: our Nasiri-Fabrication platform, our advanced MEMS motion sensor designs, our application-specific mixed-signal circuitry for sensor signal processing, our sensor fusion algorithms in firmware that intelligently assimilate data from multiple sensors for use by end applications, and finally our MotionApps platform consisting of application program interfaces (APIs) and calibration algorithms.

Our current strategy is to continue targeting the consumer electronics market with MotionProcessing solutions that meet or exceed the performance and cost requirements of consumer electronics manufacturers, are easy to integrate and set industry performance benchmarks. Our ability to secure new customers depends on winning competitive processes, known as design wins. These selection processes are typically lengthy, and, as a result, our sales cycles will vary based on the market served, whether the design win is with an existing or a new customer and whether our product being designed into our customer’s device is a first generation or subsequent generation product. Because the sales cycle for our products is long, we can incur design and development support expenditures in circumstances where we do not ultimately recognize any net revenue. We do not receive long-term purchase commitments from any of our customers, all of whom purchase our products on a purchase order basis. While product life cycles in our target market vary by application, once one of our solutions is incorporated into a customer’s design, we believe that our solution is likely to remain a component of the customer’s product for its life cycle because of the time and expense associated with redesigning the product or substituting an alternative solution. The trend is also supported by the increased likelihood that once a customer introduces one of our products into one of their devices, we believe they are likely to introduce it into others. Additionally, once a customer introduces one of our lower functionality sensors into their platforms, we believe they are more likely to adopt our more advanced MotionProcessing solutions.

The history of our product development and sales and marketing efforts is, on a calendar year basis, as follows:

•

From our inception in 2003 through 2005, we were primarily engaged in the design and development of our analog gyroscopes. In this period, we also developed and refined our fabrication process, which we refer to as the Nasiri-Fabrication platform.

•

In 2006, we began volume shipments of our IDG family of integrated X-Y dual-axis analog gyroscopes for the compact digital camera market, the first commercially available sensors of that type. Subsequently, through 2008, we developed and shipped successive generations of these gyroscopes with enhanced performance and reduced die sizes. We began high-volume shipments of our IDG-600 to Nintendo beginning in May 2008.

•

In 2009, we began shipping enhanced and alternative versions of our single- and dual-axis analog gyroscopes as well as our ITG family of X-Y-Z three-axis digital output gyroscopes. We also significantly accelerated shipments of our products due to the broad market adoption of the Nintendo Wii MotionPlus accessory. In addition, we migrated our manufacturing processes to larger wafer sizes enabling significant cost efficiencies.

•

In 2010, we began volume shipments of our MPU-3000 family of motion processors with digital output, three-axis gyroscopes, and software development kits, designed to enable faster motion processing application development. In addition, we started shipping our ITG- and IMU-3000 family of products, which address a broader array of consumer applications than our analog products. We also started sampling our MPU-6000 family of integrated six-axis MotionProcessors that integrate a three-axis gyroscope and three-axis accelerometer on one chip with our MotionApps platform.

•	In 2011, our ITG/IMU/MPU-3000 family of products started high volume shipments for the portable gaming, digital television and set-top box remote control, smartphone and tablet markets.

Our fiscal periods end on Sundays, rather than the end of each calendar period. Our fiscal year is either a 52- or 53-week period, and ends on the Sunday closest to March 31. Our three most recent fiscal years ended on March 29, 2009 (“fiscal year 2009”), March 28, 2010 (“fiscal year 2010”) and April 3, 2011 (“fiscal year 2011”), and the current fiscal year will end on April 1, 2012 (“fiscal year 2012”). Fiscal year 2011 was comprised of 53 weeks, while fiscal years 2010 and 2009 were comprised of 52 weeks.

Our net revenue increased to $96.5 million in fiscal year 2011 from $79.6 million in fiscal year 2010. At April 3, 2011, we had $38.1 million in cash, cash equivalents and short-term investments and achieved operating cash flow of $7.9 million for fiscal year 2011. We became profitable in fiscal year 2009, and achieved net income of $9.3 million, $15.1 million, and $0.2 million in fiscal years 2011, 2010 and 2009, respectively.

We received 73%, 85% and 80% of our net revenue from sales to one customer for fiscal years 2011, 2010 and 2009, respectively. At April 3, 2011, three customers accounted for 43%, 16% and 16% of our total accounts receivable. At March 28, 2010, three customers accounted for 59%, 17% and 14% of our total accounts receivable.

Basis of Presentation

Net Revenue

We derive our net revenue from sales of our MotionProcessing solutions. We primarily sell our products through our worldwide sales organization directly to manufacturers of consumer electronics devices. To date, a significant majority of our net revenue has been derived from these direct sales, and we expect this trend to continue for the foreseeable future. We also sell our products through an indirect channel of distributors that fulfill orders for our products from manufacturers of consumer electronics devices, original design manufacturers and contract manufacturers.

We primarily sell our products directly to customers and distributors in Asia, which constituted 98% of our net revenue in fiscal year 2011 compared with 99% of our net revenue in fiscal year 2010. For fiscal years 2011, 2010 and 2009, we derived $95.8 million, $79.1 million and $28.8 million of net revenue from customers in foreign countries, respectively, and we derived $0.8 million, $0.5 million and $0.3 million of net revenue from customers in the United States, respectively. As of the end of the fiscal years ended 2011, 2010 and 2009, we had long-lived assets of $2.4 million, $2.2 million and $2.0 million, respectively, in foreign countries, and we had long-lived assets of $1.1 million, $0.9 million and $0.7 million, respectively, in the United States. For additional information about net revenue and long-lived assets by geographic region, refer to note 1 to our consolidated financial statements included in this prospectus.

We believe that a substantial majority of our net revenue will continue to come from sales to customers located in Asia, where most of the manufacturers of consumer electronics devices that use and may in the future use our products are located. As a result of this regional customer concentration, we may be subject to economic and political events and other developments that impact our customers in Asia. For more information, see the section titled “Risk Factors—Our business, financial condition and results of operations could be adversely affected by the political and economic conditions of the countries in which we conduct business.”

Gross Profit

Gross profit is the difference between net revenue and the cost of revenue. Cost of revenue primarily consists of manufacturing, packaging, assembly and testing costs for our products, shipping costs, costs of personnel, including stock-based compensation, warranty costs, and provisions for excess and obsolete inventory.

We price our products based on market and competitive conditions and periodically reduce the price of our products as market and competitive conditions change. Typically we experience price decreases over the life cycle of our products, which may vary by market and customer. As a result, if we are not able to decrease the cost of our products in line with the price decreases of our products, we may experience a reduction in our gross profit and gross margin. Gross margin has been and will continue to be affected by a variety of factors, including:

•	demand for our products and services;

•	product manufacturing yields;

•	new product introductions and enhancements both by us and by our competitors;

•	product mix and average selling prices;

•	the proportion of our products that are sold through direct versus indirect channels;

•	our ability to attain volume manufacturing pricing from our foundry partners and suppliers; and

•	growth in our headcount and other related costs incurred in our organization.

Research and Development

Research and development expense primarily consists of personnel related expenses (including stock based compensation), intellectual property license costs, reference design development costs, development testing and evaluation costs, depreciation expense and allocated occupancy costs. Research and development activities include the design of new products, refinement of existing products and processes and design of test methodologies, including hardware and software to ensure compliance with required specifications. All research and development costs are expensed as incurred. We expect our research and development expenses to increase on an absolute basis as we continue to expand our product offerings and enhance existing products.

Selling, General and Administrative

Selling, general and administrative expense primarily consists of personnel related expenses (including stock based compensation), sales commissions, field application engineering support, travel costs, professional and consulting fees, legal fees, depreciation expense and allocated occupancy costs. We expect selling, general and administrative expenses to increase on an absolute basis in the future as we expand our sales, marketing, finance and administrative personnel, and we incur additional expenses associated with operating as a public company.

Change in Fair Value of Warrant Liabilities

Change in fair value of warrant liabilities includes the changes in the fair value of our warrants as required by ASC 815-40-15. See “Critical Accounting Policies and Estimates – Financial Instruments with Characteristics of Both Liabilities and Equity”.

Income Tax Provision

The provision for income taxes consists of our estimated Federal, State and foreign income taxes based on our pre-tax income. Our provision differs from the federal statutory rate primarily due to expenses that are not deductible for income taxes such as the changes in fair value of our warrant liability and certain stock-based compensation, research and development credits, state income taxes, and in fiscal year 2010, the reversal of our deferred income tax valuation allowance.

We have expanded our international operations and staff to better support our expansion in international markets. This business expansion has included an international structure that, among other things, consists of research and development cost-sharing arrangements, certain licenses and other contractual arrangements between us and our wholly owned foreign subsidiaries. These arrangements are intended to result in a percentage of our pre-tax income being subject to foreign tax at relatively lower tax rates when compared to the U.S. federal statutory tax rate. As a result, our effective tax rate is expected to be lower than the U.S. federal statutory rate in future fiscal years as we completed the implementation of our international structure in fiscal year 2011. However, the realization of any expected tax benefits is contingent upon numerous factors, including the judgments of tax authorities in several jurisdictions and thus cannot be assured.

Results of Operations

The following table sets forth certain consolidated statement of income data as a percentage of net revenue for the periods indicated.

	Fiscal Year
	2009	2010	2011
Net revenue	100%	100%	100%
Cost of revenue	54	45	45

Gross profit	46	55	55

Operating expenses:
Research and development	29	16	16
Selling, general and administrative	16	11	16

Total operating expenses	45	27	33

Income from operations	1	28	22
Change in fair value of warrant liabilities	—	(8)	(4)
Other income (expense), net	—	—	—

Income before income taxes	1	20	18
Income tax provision	—	1	8

Net income	1%	19%	10%

Comparison of Fiscal Years 2009, 2010 and 2011

Net Revenue

	Fiscal Year
	2009	2010	2011
	(in thousands)
Net revenue	$29,025	$79,556	$96,547

Net revenue for fiscal year 2011 increased $17.0 million, or 21%, year-over-year, primarily due to a change in our product mix as we began to ship higher volumes of our more advanced products. Total unit shipments increased 34% year-over-year, while the overall average unit selling price of our products declined less than 10%. The percentage increase in revenues was primarily attributable to the expansion of our customer base to include manufacturers of smartphones, tablet devices and digital television and set-top box remote controls. Net revenue from our largest customer increased by 4% year-over-year, reflecting a change in the product mix sold to them in connection with their introduction of a new product. We expect our customer base to further expand as sales to manufacturers of smartphones and tablet devices increase, which we believe will reduce our customer concentration in future years.

Net revenue for fiscal year 2010 increased $50.5 million, or 174%, year-over-year, primarily due to an increase in shipments of our dual-axis gyroscope products. Total unit shipments increased 176% year-over-year, while the overall average unit selling price of our products was materially unchanged. Net revenue from the sale of products to our largest customer increased by 194% year-over-year as our products became more fully integrated into their video gaming consoles.

Cost of Revenue and Gross Profit

	Fiscal Year
	2009	2010	2011
	(dollars in thousands)
Cost of revenue	$15,548	$36,073	$43,647
% of net revenue	54%	45%	45%
Gross profit	$13,477	$43,483	$52,900
% of net revenue	46%	55%	55%

Gross profit for fiscal year 2011 increased $9.4 million, or 22%, year-over-year, due to the 34% increase in unit shipments of our products, primarily driven by increased sales to manufacturers of smartphones, tablet devices, and digital television and set-top box remote controls, continued improvements in our production yields and efficiency, and the release of our latest generation products. Gross profit as a percentage of net revenue, or gross margin, remained consistent due to lower outsourced manufacturing cost resulting from an increase in the volume of units produced. We expect future quarterly gross margins to fluctuate due to changes in product mix, average unit selling prices and manufacturing costs.

Gross profit for fiscal year 2010 increased $30.0 million, or 223%, year-over-year, due to the 176% increase in unit shipments of our products primarily driven by increased sales to our largest customer, a significant increase in our production yields and efficiency, and the release of the latest generation of smaller and lower cost products. Gross margin also increased due to lower manufacturing costs resulting from an increase in the volume of units produced.

Research and Development

	Fiscal Year
	2009	2010	2011
	(dollars in thousands)
Research and development	$8,545	$13,085	$15,826
% of net revenue	29%	16%	16%

Research and development expense for fiscal year 2011 increased $2.7 million, or 21%, year-over-year. The increase was primarily attributable to the growth of our research and development organization to support expanding product development initiatives. Research and development headcount increased to 83 from 67 year-over-year, resulting in a year-over-year increase in personnel costs of $3.5 million. The majority of headcount growth in fiscal year 2010 occurred in the second half of that fiscal year, which resulted in a relatively higher expense in fiscal year 2011 because those new employees were employed for the entirety of fiscal year 2011. This increase in research and development expense was partially offset by lower costs related to engineering materials and outside services expenses.

Research and development expense for fiscal year 2010 increased $4.5 million, or 53%, year-over-year. The increase was primarily attributable to the expansion of our research and development organization to support new product development initiatives. Research and development headcount increased to 67 from 41 year-over-year, resulting in a year-over-year increase in personnel costs of $3.7 million. Additionally, year-over-year, engineering materials, depreciation and outside services expenses increased.

Selling, General and Administrative

	Fiscal Year
	2009	2010	2011
	(dollars in thousands)
Selling, general and administrative	$4,632	$8,427	$15,596
% of net revenue	16%	11%	16%

Selling, general and administrative expense for fiscal year 2011 increased $7.2 million, or 85%, year-over-year, primarily as a result of expenses associated with the need to support the increased demand for our products, including expansion of our global sales operations, and increased expenses related to establishing an organizational infrastructure to support a public reporting company. Selling, general and administrative headcount increased to 71 from 51 year-over-year, resulting in a year-over-year increase in personnel costs of $3.5 million. The majority of headcount growth in fiscal year 2010 occurred in the second half of that fiscal year, which resulted in a relatively higher expense in fiscal year 2011 because those new employees were employed for the entirety of fiscal year 2011. Additionally, in fiscal year 2011, we expensed $1.4 million in deferred offering costs.

Selling, general and administrative expense for fiscal year 2010 increased $3.8 million, or 82%, year-over-year, primarily as a result of expenses associated with the need to support the increased demand for our products, including expansion of our global sales operations. Selling, general and administrative headcount increased to 51 from 18 year-over-year, resulting in a year-over-year increase in personnel costs of $3.6 million.

Change in Fair Value of Warrant Liabilities

During fiscal year 2011, we recorded charges of $4.0 million resulting from the increase in fair value of warrants to purchase shares of our preferred stock, compared to $6.4 million recorded in fiscal year 2010. Under the provisions of ASC 815-40-15 adopted on March 30, 2009, we determined that warrants to purchase preferred stock previously recorded in stockholders’ equity, should be reclassified as liabilities and recorded at their fair value at each balance sheet date, with the increase or decrease in fair value reported in “change in valuation of warrant liabilities” in the consolidated statements of income. On March 30, 2009, we reclassified the carrying value of the preferred stock warrants from common stock to a long-term liability. The difference between the fair value of the warrants at March 30, 2009 of $1.5 million and the amount previously recorded in stockholders’ equity of $0.8 million was $0.7 million, which was recorded as an adjustment to the opening balance of accumulated deficit upon adoption.

Effective June 25, 2010, we amended our certificate of incorporation to remove certain provisions from our preferred stock that had resulted in our warrants being previously classified as liabilities. On that date, the fair value of the warrants, $11.9 million, was reclassified to stockholders’ equity. Accordingly, for periods after June 27, 2010, we will not be required to reflect changes in fair value of warrant liabilities in our consolidated statements of income.

Other Income (Expense)

	Fiscal Year
	2009	2010	2011
	(in thousands)
Interest income	$215	$34	$91
Interest expense	(267)	(100)	(16)
Other expense, net	(14)	(1)	(44)

Total	$(66)	$(67)	$31

Interest income in fiscal year 2011 increased $0.1 million, or 168%, year-over-year, primarily due to nominally higher investment yields received on higher invested cash and investment balances during the period.

Interest expense in each of fiscal years 2011, 2010 and 2009 decreased due to lower outstanding debt balances.

Income Tax Provision

	Fiscal Year
	2009	2010	2011
	(in thousands)
Provision for income taxes	$38	$399	$8,137

Our provision for income taxes was $8.1 million in fiscal year 2011, compared to $0.4 million and $38,000 in fiscal years 2010 and 2009, respectively. The increase in the provision for income taxes in fiscal year 2011 was due primarily to a $7.2 million reduction of our tax valuation allowance in fiscal year 2010 to reflect the anticipated utilization of deferred tax assets and the increase in net income from the prior year. We expect to recognize benefits from the establishment of our international structure during future reporting periods which will reduce our effective tax rate.

At the end of fiscal year 2011, we had approximately $18.7 million and $0.3 million of California state and foreign net operating loss carryforwards, respectively. The California state net operating loss carryforwards expire between 2017 and 2022. Additionally, we have California state and foreign research tax credit carryforwards of approximately $0.9 million and $0.2 million, respectively. The California state credits are not subject to expiration under current California state tax law.

The provision for income tax differs from the amount computed by applying the federal statutory tax rate to income before income taxes as follows:

	Fiscal Year
	2009	2010	2011
Income tax provision at the federal statutory rate	34.0%	35.0%	35.0%
State tax, net of federal benefit	2.3	1.9	—
Research and development credits	(121.9)	(3.2)	(2.0)
Foreign tax rate differential	108.1	(1.5)	(0.4)
Non-deductible stock compensation	63.6	2.8	3.7
Change in fair value of warrant liabilities	—	15.1	8.1
Change in valuation allowance	(25.4)	(46.6)	2.4
Other	(44.3)	(0.9)	(0.3)

Effective tax rate	16.4%	2.6%	46.5%

Quarterly Results of Operations

The following tables set forth our unaudited consolidated statements of operations for each of the quarters in fiscal years 2010 and 2011, both in terms of dollars and as a percentage of net revenue. The quarterly data have been prepared on the same basis as the audited financial statements included elsewhere in this prospectus and include all adjustments consisting only of normal recurring adjustments that we consider necessary for a fair presentation of the financial information set forth below. You should read this information together with our consolidated financial statements and the related notes included elsewhere in this prospectus. Historical results are not necessarily indicative of the operating results expected in future reporting periods.

Fiscal Year 2011:

	Three Months Ended
	June 27, 2010	September 26, 2010	December 26, 2010	April 3, 2011
	(in thousands)
Net revenue	$22,001	$23,524	$27,170	$23,852
Cost of revenue	9,870	11,317	11,827	10,633

Gross profit	12,131	12,207	15,343	13,219

Operating expenses:
Research and development	4,279	3,309	3,792	4,446
Selling, general and administrative	3,258	3,357	4,863	4,118

Total operating expenses	7,537	6,666	8,655	8,564

Income from operations	4,594	5,541	6,688	4,655
Change in fair value of warrant liabilities	(4,025)	—	—	—
Other income (expense), net	(2)	17	(16)	32

Income before income taxes	567	5,558	6,672	4,687
Income tax provision	1,686	2,357	1,955	2,139

Net income (loss)	$(1,119)	$3,201	$4,717	$2,548

	Three Months Ended
	June 27, 2010	September 26, 2010	December 26, 2010	April 3, 2011
Net revenue	100%	100%	100%	100%
Cost of revenue	45	48	44	45

Gross profit	55	52	56	55

Operating expenses:
Research and development	19	14	14	19
Selling, general and administrative	15	14	18	17

Total operating expenses	34	28	32	36

Income from operations	21	24	24	19
Change in fair value of warrant liabilities	(18)	—	—	—
Other income (expense), net	—	—	—	—

Income before income taxes	3	24	24	19
Income tax provision	8	10	7	9

Net income (loss)	(5)%	14%	17%	10%

	Three Months Ended
Fiscal Year 2010:	June 28, 2009	September 27, 2009	December 27, 2009	March 28, 2010
	(in thousands)
Net revenue	$21,451	$25,660	$19,037	$13,408
Cost of revenue	9,589	11,341	8,772	6,371

Gross profit	11,862	14,319	10,265	7,037

Operating expenses:
Research and development	2,491	3,123	3,560	3,911
Selling, general and administrative	1,664	1,963	2,309	2,491

Total operating expenses	4,155	5,086	5,869	6,402

Income from operations	7,707	9,233	4,396	635
Change in fair value of warrant liabilities	(1,693)	(1,057)	493	(4,106)
Other expense, net	(16)	(16)	(30)	(5)

Income (loss) before income taxes	5,998	8,160	4,859	(3,476)
Income tax provision	9	10	221	159

Net income (loss)	$5,989	$8,150	$4,638	$(3,635)

	Three Months Ended
	June 28, 2009	September 27, 2009	December 27, 2009	March 28, 2010
Net revenue	100%	100%	100%	100%
Cost of revenue	45	44	46	48

Gross profit	55	56	54	52

Operating expenses:
Research and development	12	12	19	29
Selling, general and administrative	8	8	12	19

Total operating expenses	20	20	31	48

Income from operations	35	36	23	4
Change in fair value of warrant liabilities	(8)	(4)	3	(31)
Other expense, net	—	—	—	—

Income (loss) before income taxes	27	32	26	(27)
Income tax provision	—	—	1	1

Net income (loss)	27%	32%	25%	(28)%

Sales of video gaming consoles and portable video gaming devices tend to be weighted towards holiday periods. As a result, historically, the majority of our customers tend to increase production of products incorporating our solutions in the first and second quarters of our fiscal year in order to build inventories. Sales of our products tend to correspondingly increase during these periods and to be lower in the third and fourth quarters of the fiscal year. We expect this seasonality to continue in future periods, although we expect the magnitude of this seasonality to decrease as we increase sales to manufacturers of smartphones and tablet devices. We believe the quarterly sales progression for smartphones and tablet devices is less subject to seasonality due to the fact that end customer demand is also driven by upgrade cycles that typically occur throughout the year. In addition, the impact of new product introductions and overall macroeconomic trends can mitigate the impact of seasonality. We have limited visibility into future customer demand and the product mix that our customers will require, which could adversely affect our net revenue forecasts and operating margins.

Our quarterly net revenue experienced less fluctuation during fiscal year 2011 as compared to fiscal year 2010, most notably in the third and fourth quarters of fiscal year 2011, primarily as a result of customer product introductions as well as new sales to manufacturers of smartphones and tablet devices. Our quarterly net revenue fluctuated during fiscal year 2010, most notably in the third and fourth quarters. Net revenue declined in these quarters compared to the first and second quarters of fiscal year 2010 due to holiday-related seasonality. In addition, during the third quarter of fiscal year 2010, our largest customer requested that we delay shipment of products we had expected to ship pursuant to firm purchase orders. Subsequent to these decisions but prior to the end of the third quarter, this customer increased its orders for the fourth quarter of fiscal year 2010.

We have experienced fluctuations in gross profit generally due to variability in our quarterly net revenues as well as manufacturing cost efficiencies. Our products are manufactured by third-party manufacturers according to our estimates of future customer demand, of which we have limited visibility. If we inaccurately forecast demand for our products, we may be unable to obtain adequate and cost-effective foundry or assembly capacity from our third-party manufacturers to meet our customers’ delivery requirements, or we may accumulate excess inventories, which could adversely impact our gross margins.

Our operating expenses generally increased over the eight quarters in fiscal years 2010 and 2011 both in absolute dollars and as a percentage of net revenue, primarily as a result of our increase in headcount related to our investment in the development of new products and our corporate infrastructure to support higher levels of sales and to operate as a public company.

We base our planned operating expenses on our expectations of future net revenue. If net revenue for a particular quarter is lower than expected, we may be unable to proportionately reduce our operating expenses. As a result, we believe that period-to-period comparisons of our past operating results should not be relied upon as an indication of our future performance.

During fiscal years 2010 and 2011, we recorded charges of $6.4 million and $4.0 million, respectively, resulting from the increase in fair value of our warrant liabilities. The fair value of our warrant liabilities was adjusted each quarter based primarily on changes in the estimated fair value of our common stock. Effective June 25, 2010, we amended our certificate of incorporation to remove certain provisions from our preferred stock that had resulted in our warrants being previously classified as liabilities. On that date, the fair value of the warrants, $11.9 million, was reclassified to stockholders’ equity. Accordingly, for periods after June 27, 2010, we are not required to reflect changes in fair value of warrant liabilities in our consolidated statements of income.

Liquidity and Capital Resources

Since our inception, our operations have been financed primarily by net proceeds of $50.2 million from the issuance of shares of our preferred stock and $7.9 million and $20.2 million in cash generated from operations in fiscal years 2011 and 2010, respectively. As of April 3, 2011, we had $38.1 million of cash, cash equivalents and short-term investments. Although the majority of our sales in fiscal year 2011 were generated from a limited number of customers, we increased the number of total customers and the volume of sales to those customers during fiscal year 2011. We expect that trend to continue as the markets for our products develop. We believe our current cash, along with net cash provided by operating activities, will be sufficient to satisfy our liquidity requirements for the next 12 months. Our liquidity may be negatively impacted as a result of a decline in sales of our products due to a decline in our end markets, decrease in sales of our customers’ products in the market, or adoption of competitors’ products.

Our primary uses of cash are to fund operating expenses, purchases of inventory and the acquisition of property and equipment. Cash used to fund operating expenses excludes the impact of non-cash items such as depreciation and stock-based compensation and is impacted by the timing of when we pay these expenses as reflected in the change in our outstanding accounts payable and accrued expenses.

Our primary sources of cash are cash receipts on accounts receivable from our shipment of products to customers and distributors. Aside from the growth in amounts billed to our customers, net cash collections of accounts receivable are impacted by the efficiency of our cash collections process, which can vary from period to period depending on the payment cycles of our major customers and distributors.

Below is a summary of our cash flows (used in) provided by operating activities, investing activities and financing activities for the periods indicated:

	Fiscal Year
	2009	2010	2011
	(in thousands)
Net cash (used in) provided by operating activities	$(23)	$20,178	$7,892
Net cash (used in) provided by investing activities	(1,715)	(17,256)	3,497
Net cash (used in) provided by financing activities	13,035	(474)	(4,988)

Net increase in cash and cash equivalents	$11,297	$2,448	$6,401

Net Cash (Used in) Provided by Operating Activities

Net cash provided by operating activities in fiscal year 2011 of $7.9 million primarily reflected net income of $9.3 million, non-cash expenses of $10.0 million and an increase in accounts payable and accrued liabilities of $3.4 million and $1.1 million, respectively, offset by an increase in accounts receivable and inventories of $4.6 million and $10.9 million, respectively. The movements in working capital were primarily based on the changes in accounts receivables and inventory resulting from our increase in sales volume, and an increase in accounts payable and other accrued liabilities driven by increases in operating spending and increases in headcount. The non-cash expenses of $10.0 million primarily included $4.0 million resulting from the revaluation of warrants recorded as liabilities, depreciation and amortization of $1.8 million, stock-based compensation of $2.2 million, the write-off of deferred offering costs of $1.4 million and deferred income taxes of $0.5 million.

Net cash provided by operating activities in fiscal year 2010 of $20.2 million primarily reflected net income of $15.1 million, non-cash expenses of $7.6 million and a decline in inventories and an increase in accrued liabilities of $0.3 million and $2.3 million, respectively, offset by increases in accounts receivable and prepaid expenses and other current assets and decreases in accounts payable of $3.4 million, $1.5 million and $0.4 million, respectively. The movements in working capital were primarily based on the changes in accounts receivables resulting from our increase in sales volume, an increase in prepaid expenses and other current assets in response to higher amounts of vendor advances in fiscal year 2010 and an increase in other accrued liabilities driven by an increase in headcount which triggered higher payroll related accruals. The non-cash expenses of $7.6 million primarily included $6.4 million resulting from the revaluation of warrants recorded as liabilities, depreciation and amortization of $1.8 million and stock-based compensation of $1.3 million, offset by deferred taxes of $1.8 million.

Net cash used in operating activities in fiscal 2009 of $23,000 primarily reflected net income of $0.2 million, non-cash activities of $1.2 million, and increases in accounts payable, accrued liabilities and advances from customers of $2.7 million, $0.7 million and $6.6 million, respectively, offset by an increase in accounts receivable, inventories and prepaid expenses, other current assets and other assets of $7.0 million, $3.7 million, $0.3 million and $0.3 million, respectively. The movements in the working capital amounts during fiscal year 2009 were primarily as a result of the growth in our net revenue and operations. The non-cash expenses of $1.2 million primarily included depreciation and amortization, and stock-based compensation of $0.5 million and $0.5 million, respectively.

Net Cash (Used in) Provided by Investing Activities

Net cash provided by investing activities for fiscal year 2011 of $3.5 million included proceeds from the maturity of short-term investments of $15.7 million, and proceeds from the maturity of restricted time deposits of $0.1 million, offset by purchases of property and equipment of $2.2 million to support growth in our operations and purchases of short-term investments of $10.1 million.

Net cash used in investing activities for fiscal years 2009 and 2010 of $1.7 million and $17.3 million, respectively, included purchases of property and equipment of $1.7 million and $2.2 million, respectively, to support growth in our operations, purchases of available for sale investments of $0 and $14.9 million, respectively, and investments in restricted time deposits of $0.1 million and $0.1 million, respectively.

Net Cash (Used in) Provided by Financing Activities

Net cash used in financing activities in fiscal year 2011 of $5.0 million consisted primarily of proceeds of $0.7 million from the issuance of common stock upon the exercise of stock options, offset by $0.4 million for repayment of equipment financing, $1.4 million in offering costs paid during the period, and $4.0 million for repayment of refundable customer advances.

Net cash used in financing activities in fiscal year 2010 of $0.5 million consisted primarily of proceeds of $0.3 million from the issuance of common stock upon the exercise of stock options, offset by $0.8 million for repayment of equipment financing.

Net cash provided by financing activities in fiscal year 2009 of $13.0 million consisted primarily of proceeds of $10.8 million from the issuance of preferred stock, $4.0 million from the receipt of refundable customer advances, and $0.1 million from the issuance of common stock upon the exercise of stock options, offset by $1.6 million for repayment of equipment financing and $0.3 million for repayment of a bank line of credit.

Contractual Obligations

The following table summarizes our outstanding contractual obligations as of April 3, 2011:

	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(in thousands)
Operating lease obligations	$1,677	$941	$602	$134	$—
Capital lease obligations	34	18	16	—	—
Purchase obligations	22,970	22,970	—	—	—

Total contractual obligations	$24,681	$23,929	$618	$134	$—

Operating leases consist of contractual obligations from agreements for non-cancelable office space. Capital lease obligations consist of leases used to finance the acquisition of equipment. Purchase obligations consist of the minimum purchase commitments made to contract manufacturers.

Uncertain tax positions consist of amounts included in the net deferred tax asset balance of $0.5 million at April 3, 2011, which would affect our income tax expense if recognized. Due to the high degree of uncertainty regarding the settlement of these liabilities, we are unable to estimate the year in which the future cash flows may occur.

Warranties and Indemnification

In connection with the sale of products in the ordinary course of business, we often make representations affirming, among other things, that our products do not infringe on the intellectual property rights of others, and agree to indemnify customers against third-party claims for such infringement. Further, our bylaws require us to indemnify our officers and directors against any action that may arise out of their services in that capacity. We have not been subject to any material liabilities under such provisions and therefore believe that our exposure for these indemnification obligations is minimal. Accordingly, we have no liabilities recorded for these indemnity agreements as of April 3, 2011.

Off-Balance Sheet Arrangements

As part of our ongoing business, we do not participate in transactions that generate relationships with unconsolidated entities of financial partnerships, such as entities often referred to as structured finance or special purpose entities, or SPEs, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of April 3, 2011, we were not involved in any unconsolidated SPE transactions.

Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued ASU No. 2010-06, “Fair Value Measurements and Disclosures (ASC Topic 820) — Improving Disclosures About Fair Value Measurements”. The ASU requires new disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. The authoritative guidance also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. We adopted the provisions of ASU No. 2010-06 as of the first day of fiscal year 2011. Other than requiring additional disclosures, the adoption of this new guidance did not have a material impact on our consolidated results of operations and financial position.

Critical Accounting Policies and Estimates

Our consolidated financial statements and the related notes included elsewhere in this prospectus are prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, net revenue, costs, and expenses, and any related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Changes in accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from the estimates made by our management. We evaluate our estimates and assumptions on an ongoing basis. To the extent that there are material differences between these estimates and our actual results, our future financial statement presentation, financial condition results of operations and cash flows will be affected.

Revenue Recognition

Revenue from the sale of our products is recognized when all of the following four criteria are met: (1) persuasive evidence of an arrangement exists, (2) the product has been delivered, (3) the price is fixed or determinable, and (4) collection is reasonably assured. Delivery takes place after the transfer of title which historically has occurred upon shipment of the product unless otherwise stated in the customer agreement.

For direct customers (i.e., other than distributors), we recognize revenue when title to the product is transferred to the customer, which occurs upon shipment or delivery, depending upon the terms of the customer order.

We enter into sales transactions with distributors that we have established as either stocking distributors or non-stocking distributors. Non-stocking distributor sales transactions are those in which the distributor purchases products for an identified end-customer. In sales transactions with our non-stocking distributors, we recognize net revenue upon either shipment or delivery to the non-stocking distributor, depending upon the terms of the order. Pursuant to terms and conditions contained in the agreement with these distributors, all sales to non-stocking distributors are non-refundable, and they do not have rights to return product purchases except under our standard warranty terms. In addition, we do not provide any price concessions or price protection on shipments previously made to our non-stocking distributors.

Stocking distributor sales transactions are those in which the distributor purchases products for resale to their customer. For stocking distributor sales transaction, we sell our products under distributor agreements that provide for return rights and price protection. When the stocking distributors hold inventory specifically for resale to their customers, our management has concluded it is unable to reasonably estimate sales returns or price protection adjustments under its distributor arrangements. Accordingly, net revenue and related cost of revenue on shipments to stocking distributors are deferred until the distributor reports that the product has been sold to an end customer (“sell through revenue accounting”). Under sell through revenue accounting, accounts receivable are recognized and inventory is relieved upon shipment to the distributor as title to the inventory is transferred upon shipment, at which point we have a legally enforceable right to collection under normal terms. The associated net revenue and cost of revenue are deferred by recording “deferred income” (gross profit margin on these sales) as included within “Accrued Liabilities” on the consolidated balance sheets. When the related product is reported as having been sold by our distributors to their end customers (“sold through”), we recognize previously deferred income as net revenue and cost of revenue.

Income Taxes

We account for income taxes under the asset and liability approach. Under this approach, deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements using enacted tax rates and laws that will be in effect when the difference is expected to reverse. Valuation allowances are provided against deferred tax assets that are not likely to be realized. In assessing the need for a valuation allowance, we consider positive and negative evidence such as historical levels of income or loss, projections of future income, expectations and risks associated with estimates of future taxable income and ongoing prudent and practical tax planning strategies. To the extent that we believe it is more likely than not that some portion of our deferred tax assets will not be realizable, we would increase the valuation allowance against the deferred tax assets. Realization of our deferred tax assets is dependent upon future federal, state and foreign taxable income. Our judgments regarding future profitability may change due to future market conditions, changes in U.S. or international tax laws and other factors. These changes, if any, may require possible material adjustments to these deferred tax assets, resulting in a reduction in net income or an increase in net loss in the period when such determinations are made.

We are subject to income taxes in the United States and foreign countries, and we expect to be subject to routine corporate income tax audits in many of these jurisdictions. We believe that our tax return positions are fully supported, but tax authorities are likely to challenge certain positions, which may not be fully sustained. Our income tax expense includes amounts intended to satisfy income tax assessments that result from these challenges. Determining the income tax expense for these potential assessments and recording the related assets and liabilities requires management judgment and estimates. We believe that our provision for uncertain tax positions, including related interest and penalties, is adequate based on information currently available to us. The amount ultimately paid upon resolution of audits could be materially different from the amounts previously included in income tax expense and therefore could have a material impact on our tax provision, net income and cash flows. Our overall provision requirement could change due to the issuance of new regulations or new case law, negotiations with tax authorities, resolution with respect to individual audit issues, or the entire audit, or the expiration of statutes of limitation.

We have expanded our international operations and staff, and will continue to do so in the future, to better support our expansion in international markets. This business expansion has included an international structure that, among other things, consists of research and development cost-sharing arrangements, certain licenses and other contractual arrangements between us and our wholly owned foreign subsidiaries. These arrangements may result in a lower percentage of our pre-tax income being subject to a relatively higher U.S. federal statutory tax rate. As a result, our effective tax rate is expected to be lower than the U.S. federal statutory rate in future fiscal years, as we completed the implementation of our international structure in fiscal year 2011. However, the realization of any expected tax benefits is contingent upon numerous factors, including the judgments of tax authorities in several jurisdictions, and thus cannot be assured.

Inventory Valuation

We value our inventory at the lower of standard cost (which approximates actual cost on a first-in, first-out basis) or its current estimated market value. Inventories include finished good parts that may be specialized in nature and subject to rapid obsolescence. We periodically review the quantities and carrying values of inventories to assess whether the inventories are recoverable. Write-down of inventory for excess quantity and technological obsolescence are charged to cost of revenues as incurred. Amounts charged (credited) to cost of revenues for fiscal years 2011, 2010 and 2009 were $0.4 million, $(0.1) million and $0.2 million, respectively.

Stock-Based Compensation

We measure the cost of employee services received in exchange for equity incentive awards, including stock options, based on the grant date fair value of the award. The fair value is estimated using the Black-Scholes option pricing model. The Black-Scholes model requires us to estimate certain key assumptions including future stock price volatility, expected term of the options, risk free rates, and dividend yields. We also estimate potential forfeiture of equity incentive awards granted and adjust compensation expense accordingly. The estimate of forfeitures is adjusted over the estimated term to the extent that the actual forfeiture rate or expected forfeiture rate is expected to differ from these estimates. The resulting cost is recognized over the period during which the employee is required to provide services in exchange for the award, which is usually the vesting period. We recognize compensation expense over the vesting period using the straight-line method and classify these amounts in the statements of operations based on the department to which the related employee is assigned. For fiscal years 2011, 2010 and 2009, we recognized employee stock-based compensation of $2.1 million, $1.2 million and $0.5 million, respectively.

Stock options issued to non-employees are accounted for at their estimated fair value determined using the Black-Scholes option pricing model. The fair value of options granted to non-employees is re-measured as they vest, and the resulting change in value, if any, is recognized as expense during the period the related services are rendered. For fiscal years 2011, 2010 and 2009 we recognized non-employee stock-based compensation of $128,000, $33,000 and $0, respectively.

If any of the assumptions in the Black-Scholes option pricing model changes significantly, stock-based compensation for future awards may differ materially compared to options granted previously.

For further information regarding our methodology for determining our historical stock compensation expense, see “— Historical Stock-Based Compensation Expense” later in this section.

Financial Instruments With Characteristics of Both Liabilities and Equity

In June 2008, the FASB issued EITF 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock.” EITF 07-5 is codified under FASB ASC 815-40-15 and provides guidance in assessing whether an equity-linked financial instrument (or embedded feature) is indexed to an entity’s own stock for purposes of determining whether the appropriate accounting treatment falls under the scope of SFAS 133, “Accounting For Derivative Instruments and Hedging Activities” and/or EITF 00-19, “Accounting For Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.” SFAS 133 is codified under FASB ASC 815-10 and EITF 00-19 is covered by ASC 815-40-25. Our Series A and B convertible preferred stock were initially issued with down-round provisions which would have reduced the exercise price of a warrant or convertible instrument if we had either issued new warrants or convertible instruments that had a lower exercise price. We evaluated the agreements related to our outstanding warrants and convertible instruments and concluded that the warrants we issued are within the scope of ASC 815-40-15 due to the down-round provisions included in the terms of the agreements. Accordingly, on March 30, 2009 (the first day of fiscal year 2010), we reclassified the warrants from equity to liabilities.

On March 30, 2009, we estimated the fair value of the warrants using the Black-Scholes option pricing model. Similar to the “Critical Accounting Policies and Estimates — Stock-Based Compensation”, the Black-Scholes model requires a number of key assumptions which we estimated based on information available at the end of each fiscal year. Further, at the end of each fiscal period (both quarterly and annual), we measured the warrants using the Black-Scholes model with any changes in the computed fair value being included within our consolidated statements of income. During fiscal years 2011 and 2010, we recorded charges of $4.0 million and $6.4 million, respectively, in relation to the remeasurement of the warrant. These charges have been included as a component of “other expenses”.

Effective June 25, 2010, we amended our certificate of incorporation to remove certain anti-dilution adjustment provisions from our preferred stock. On that date, the fair value of the warrant liabilities, $11.9 million, was reclassified from liabilities into stockholders’ equity. Accordingly, for periods after June 27, 2010, we are not required to reflect changes in fair value of warrant liabilities in our consolidated statements of income.

Historical Stock-Based Compensation Expense

For purposes of determining our historical stock-based compensation expense, we used the Black-Scholes option-pricing model to calculate the fair value of stock options on the grant date. This model requires inputs for the expected term of the option, expected volatility and the risk-free interest rate. Our estimates of forfeiture rates also affect the amount of aggregate compensation expense. These inputs are subjective and generally require significant judgment. For fiscal years 2009, 2010 and 2011, we calculated the fair value of options granted to employees using the following assumptions:

	Fiscal Year
	2009	2010	2011
Risk free interest rate	1.8%-3.8%	2.1%-3.2%	1.5%-2.9%
Volatility	50.8%-54.3%	49.7%-61.6%	42.5%-50.3%
Expected term	6.1 years	5.6 years-7.3 years	6.1 years
Dividend yield	0.0%	0.0%	0.0%

We estimated our expected volatility based on the volatilities of several unrelated public companies within the semiconductor industry since we have little information on the volatility of the price of our common stock due to no trading history. In the determination of the companies to be used in the peer group, our board of directors considered the input of a third-party valuation. We estimated volatility for option grants by evaluating the average historical volatility of this peer group for the period immediately preceding the option grant for a term that is approximately equal to the expected term of the option.

We have elected to use the safe harbor method described in Staff Accounting Bulletin No. 110, Topic 14, to compute the expected term of options granted. This decision was based on the lack of relevant historical data due to our limited historical experience. We derived the risk-free interest rate assumption using the published interest rate for a U.S. Treasury zero-coupon issue having a maturity similar to the expected term of the options. We based the assumed dividend yield on the expectation that we will not pay cash dividends in the foreseeable future.

We estimated forfeitures at the time of grant and will revise, if necessary, in subsequent periods if actual forfeitures differ from those estimates. We utilized our historical forfeiture rates since inception to estimate our future forfeiture rate at 18.7% for fiscal year 2011. We will continue to evaluate the appropriateness of estimating the forfeiture rate based on actual forfeiture experience, analysis of employee turnover behavior and other factors. Quarterly changes in the estimated forfeiture rate can have a significant effect on stock-based compensation expense as the cumulative effect of adjusting the rate for all stock compensation expense amortization is recognized in the period the forfeiture estimate is changed. If a revised forfeiture rate is higher than the previously estimated forfeiture rate, an adjustment is made that will result in a decrease to the stock-based compensation expense recognized in the consolidated financial statements. If a revised forfeiture rate is lower than the previously estimated forfeiture rate, an adjustment is made that will result in an increase to the stock-based compensation expense recognized in the consolidated financial statements. The effect of forfeiture adjustments during fiscal years 2011, 2010 and 2009 was insignificant. We will continue to use judgment in evaluating the expected term, volatility and forfeiture rate related to our stock-based compensation on a prospective basis and incorporating these factors in the Black-Scholes option-pricing model.

If in the future we determine that other methods are more reasonable, or other methods for calculating these assumptions are prescribed by authoritative guidance, the fair value calculated for our stock options could change significantly. Higher volatility and longer expected lives result in an increase to stock-based compensation expense determined at the date of grant. Stock-based compensation expense affects our cost of revenue, research and development expense and selling, general and administrative expense.

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferrable, characteristics not present in our option grants. Existing valuation models, including the Black-Scholes option-pricing model, may not provide reliable measures of the fair values of our stock-based awards. Consequently, there is a risk that our estimates of the fair values of our stock-based awards on the grant dates may bear little resemblance to the actual values realized upon exercise. Stock options may expire or otherwise result in zero intrinsic value as compared to the fair values originally estimated on the grant date and reported in our financial statements. Alternatively, value may be realized from these instruments that are significantly higher than the fair values originally estimated on the grant date and reported in our financial statements.

Given the absence of an active market for our common stock, our board of directors was required to determine the fair value of our common stock at the time of each option grant based upon several factors, including its consideration of input from management and reports of a third-party valuation firm. The exercise price for all stock options granted was at or above the estimated fair value of the underlying common stock, as determined on the date of grant by our board of directors, and was based on a variety of factors, which include the following:

•	our operating and financial performance;

•	significant design wins with customers;

•	the introduction of new products;

•	the application and issuance of patents on our technology;

•	the lack of public markets for our shares;

•	the likelihood of achieving a liquidity event;

•	trends in the market for consumer devices in which our products are designed; and

•	general economic conditions.

The following table summarizes, by grant date, the number of stock options granted since September 15, 2009 through the date of this prospectus and the associated per share exercise price, which equaled or exceeded the fair value of our common stock as determined by our board of directors, with input from the reports issued by a third-party valuation firm:

Grant Date	Number of Options Granted	Exercise Price Per Share	Common Stock Fair Value Per Share at Grant Date
9/15/2009	1,745,500	$2.97	$2.97
1/27/2010	875,000	2.97	2.72
3/31/2010	529,000	5.07	5.07
8/13/2010	1,018,500	5.13	5.13
10/21/2010	223,000	5.13	5.13
1/19/2011	604,000	6.11	6.11
4/27/2011	589,000	6.11	6.07

A brief narrative of the estimated fair value of the option exercise price on the date of each grant is set forth below:

September 2009: From May 2009 to September 2009 our net revenue and net income continued to grow as the global economy stabilized. Our net revenue was driven by the increasing shipments of our dual-axis gyroscope products. As a consequence of our operating results and our expectation of future growth, our board of directors estimated the fair value of our common stock to be $2.97 per share on September 15, 2009, on which date they granted options to purchase up to an aggregate of 1,745,500 shares of our common stock at an exercise price of $2.97 per share.

January 2010: During the period of October 2009 to December 2009, our net revenue and net income declined in the quarter as our primary customer expressed concern regarding the strength of the consumer holiday shopping season. In addition, the amount and timing of future cash flow from potential new customers was revised, and, as a result, our board of directors estimated the fair value of our common stock to be $2.72 per share as of December 27, 2009, which was lower than our September 15, 2009 valuation. On January 27, 2010, our board of directors granted options to purchase up to an aggregate of 875,000 shares of our common stock at an exercise price of $2.97 per share.

March 2010: During the period of January 2010 to March 2010, our primary customer realized better than anticipated holiday sales and became more confident regarding future orders. Key design win opportunities in the period solidified positive financial projections. We ended our 2010 fiscal year realizing net income of $15.1 million and positive cash flow from operations of $20.2 million. As a result, our board of directors estimated the fair value of our common stock to be $5.07 per share as of March 28, 2010. On March 31, 2010, our board of directors granted options to purchase up to an aggregate of 529,000 shares of our common stock at an exercise price of $5.07 per share.

August and October 2010: In July 2010, our primary customer materially decreased its forecast of estimated demand for its products during the holiday season. However, we became more confident in the potential growth of the smartphone market, with the introduction of next generation solutions that featured MEMS gyroscopes. As a consequence of our expected operating results and anticipated future growth, our board of directors estimated the fair value of our common stock to be $5.13 per share on August 13, 2010, on which date they granted options to purchase up to an aggregate of 1,018,500 shares of our common stock at an exercise price of $5.13 per share. Market conditions had not substantially changed as of October 2010, consequently, our board of directors estimated the fair value of our common stock continued to be $5.13 per share on October 21, 2010, on which date they granted options to purchase up to an aggregate of 223,000 shares of our common stock at an exercise price of $5.13 per share.

January 2011: During the period of October 2010 to December 2010, our net revenue increased 15% sequentially, and operating income increased to $6.7 million in the third quarter of fiscal year 2011 from $5.5 million in the prior quarter. Furthermore our net income increased to $4.7 million in the third quarter of fiscal year 2011 from $3.2 million in the prior quarter. We experienced an increase in orders and more optimistic forecasts from our customers over the July and October periods. Additionally, our unit manufacturing costs improved as our fabrication vendors improved yields. In addition, the overall stock market improved from August 2010 to January 2011, with comparable (publicly traded) companies experiencing an average increase in market capitalization of 13%. As a result, our board of directors estimated the fair value of our common stock to be $6.11 per share on January 19, 2011, on which date they granted options to purchase up to an aggregate of 604,000 shares of our common stock at an exercise price of $6.11 per share.

April 2011: During the period of January 2011 to April 2011, our net revenue decreased 12% sequentially, consistent with expected sales seasonality. The earthquake in Japan created additional uncertainty regarding one of our suppliers and our customers’ abilities to achieve their forecasted demand, while the outlook for sales to the smartphone and tablet device markets improved. As a result of our operating performance and expectation of continued future growth, our board of directors estimated the fair value of our common stock to be $6.07 per share on April 27, 2011, but in order to avoid a de minimis change from the price at which options were granted in January 2011, the board of directors granted options to purchase up to an aggregate of 589,000 shares of our common stock at an exercise price of $6.11 per share.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We had cash, cash equivalents and investments of $38.1 million at April 3, 2011, which was held for working capital purposes. We do not enter into investments for trading or speculative purposes. A 10% change in interest rates will not have a significant impact on our future interest income due to the short-term nature of our investments. As of April 3, 2011, our cash, cash equivalents and short-term investments were in money market funds and U.S. government securities.

Foreign Currency Risk

Our sales contracts are primarily denominated in U.S. dollars and therefore substantially all of our net revenue is not subject to foreign currency risk. However, a portion of our operating expenses are incurred outside the U.S., are denominated in foreign currencies and are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the New Taiwan Dollar, Japanese Yen and Korean Won. Additionally, fluctuations in foreign currency exchange rates may cause us to recognize transaction gains and losses in our statement of income. We recognized no significant foreign currency transaction gains or losses for fiscal years 2009, 2010 and 2011 related to fluctuations in foreign currency exchange rates.

BUSINESS

Overview

We are the pioneer and global market leader in intelligent motion processing solutions. We define motion processing as the ability to detect, measure, synthesize, analyze and digitize an object’s motion in three-dimensional space. Our MotionProcessing solution is comprised of our proprietary MotionProcessor and MotionApps platform. Our single-chip MotionProcessor combines micro-electro-mechanical system, or MEMS, based motion sensors, such as accelerometers and gyroscopes, with mixed-signal integrated circuits (ICs) to deliver the world’s first integrated MotionProcessing solution. Our MotionProcessors incorporate proprietary algorithms and firmware that intelligently process and synthesize sensor output for use by software applications. Our MotionApps platform, which consists of application programming interfaces (APIs) and calibration algorithms, helps accelerate the development of motion-based applications using our products. Our MotionProcessing solution is differentiated by its small form factor, high level of integration, performance, reliability and cost effectiveness. While our solutions have broad applicability across consumer, industrial, military and other industry verticals, we currently target consumer electronics within a variety of end markets that we believe demand a more intuitive and immersive user experience, such as console and portable video gaming devices, smartphones, tablet devices, digital still and video cameras, digital television and set-top box remote controls, 3D mice, navigation devices, toys, and health and fitness accessories.

We believe we are the first provider of a motion processing solution for consumer devices. Our products span increasing levels of integration, from single-axis gyroscopes to fully-integrated, intelligent dual- and three-axis, and the industry’s only six-axis, MotionProcessor units (MPUs). The majority of our production volume today derives from our integrated three-axis product families. We started sampling our six-axis motion processors in December 2010, and we expect to make our first commercial shipment in the second half of calendar 2011.

As of April 3, 2011, we had shipped over 110 million units of our products. Our net revenue was $29.0 million, $79.6 million and $96.5 million for fiscal years 2009, 2010, and 2011, respectively, and our net income was $0.2 million, $15.1 million, and $9.3 million for these periods, respectively. Nintendo was our largest customer for fiscal years 2009, 2010, and 2011, accounting for 80%, 85%, and 73% of our net revenue, respectively. Nintendo incorporates our dual-axis and three-axis gyroscope into its Wii MotionPlus accessory, Wii Remote Plus controllers and its recently released 3D handheld gaming device, the 3DS. The remainder of our net revenue was derived from other end markets, including smartphones and tablet devices, digital still and video cameras, digital television and set-top box remote controls, 3D mice, toys and other consumer electronics. In fiscal year 2011, our products were incorporated in multiple smartphone and tablet devices from leading manufacturers, including HTC, LG, Samsung, Acer, Asus, and RIM.

We utilize a fabless business model, working with third parties to manufacture our products, while the critical test and calibration functions are performed in our wholly owned subsidiary located in Hsinchu, Taiwan. We sell our products through our direct worldwide sales organization and through our indirect channel of distributors to manufacturers of consumer electronics devices, original design manufacturers and contract manufacturers. We are headquartered in Sunnyvale, California and had 199 employees worldwide as of April 3, 2011.

Industry Background

Over the last decade, advances in technology have led to a rapid proliferation of consumer electronics devices used for communication, entertainment, convenience and business. In order to differentiate products and increase sales in intensely competitive markets, consumer electronics device manufacturers have been eager to adopt new device functionalities, expand use cases and create new, compelling user interfaces and interactive experiences using technologies, such as touch screen and, more recently, motion-based functions.

Nintendo’s Wii was the first mass market video gaming console to incorporate basic motion-based functions, introducing consumers to a motion-based video gaming experience. Since its introduction in November 2006, the Nintendo Wii has sold over 86 million units, becoming the most popular video gaming console based on the number of units sold. Following the introduction of the Wii, Nintendo has continued to innovate and provide consumers with an increasingly immersive motion-based video gaming experience that can interface with natural human motions, with the recently introduced 3D handheld gaming device, the Nintendo 3DS. Similarly, several mass market smartphone manufacturers have successfully introduced consumers to touch screen technology and basic motion-based features, such as tilt control, which enables a screen to switch between portrait and landscape mode based on a device’s orientation. Since then, more advanced motion sensing and processing capabilities that facilitate motion-based video gaming, device control, assisted navigation and advanced display functionality are becoming a part of the standard feature set of smartphones and tablet devices. These capabilities are also being incorporated into a range of other consumer electronics devices. The momentum behind the adoption of motion-based interfaces in consumer electronics illustrates how technology can change the way consumers interact with electronics devices, as well as their expectations for future consumer products.

The Key Motion Sensors

Sensors that are able to detect motion in three-dimensional space have been commercially available for several decades and have been used in automobiles, aircraft and ships. However, the size, power consumption, cost, manufacturing methods, calibration requirements and other design complexities involved in integration of motion sensors have historically prevented their mass adoption in consumer electronics.

While other kinds of motion sensor technologies may potentially become available commercially, we believe the following four principal types of motion sensors are important for motion processing in free space:

•

Accelerometers (G-sensors) measure linear acceleration and tilt angle. Single and multi-axis accelerometers detect the combined magnitude and direction of linear, rotational and gravitational acceleration. They can be used to provide limited motion sensing functionality. For example, a device with an accelerometer can detect rotation from vertical to horizontal state in a fixed location. As a result, accelerometers are primarily used for simple motion sensing applications in consumer devices, such as changing the screen of a mobile device from portrait to landscape orientation.

•

Gyroscopes (Gyros) measure the angular rate of rotational movement about one or more axes. Gyroscopes can measure complex motion accurately in free space, tracking the position and rotation of a moving object. In contrast, accelerometers primarily detect the fact that an object has moved or is moving in a particular direction. Unlike accelerometers and compasses, gyroscopes are not affected by errors related to external environmental factors, such as gravitational and magnetic fields. Hence, gyroscopes greatly enhance the responsiveness of the motion sensing capabilities of devices and are used for advanced motion sensing applications in consumer devices, such as full gesture recognition, movement detection and motion simulation in video gaming.

•

Magnetic Sensors (Compasses) detect magnetic fields and measure their absolute position relative to Earth’s magnetic north and nearby magnetic materials. Information from magnetic sensors can also be used to correct errors from other motion sensors, such as gyroscopes. One example of how compass sensors are used in consumer devices is reorienting a displayed map to match up with the general direction a user is facing. Many smartphones and tablet devices have begun incorporating compasses to enable enhanced gaming and location-based applications.

•

Pressure Sensors (Barometers) measure relative and absolute altitude through the analysis of changing atmospheric pressure. Pressure sensors can be used in consumer devices for sports and fitness or location-based applications where information can be used for elevations or floor-specific location.

Challenges in Adoption of Motion Sensors in Consumer Electronics

Early adoption of motion sensors in consumer electronics was limited primarily to accelerometers that provided basic motion sensing capabilities. Devices incorporating these early motion sensors experienced strong demand, as they provided consumers with applications that included a more intuitive user interface. More recently, consumer devices have expanded their incorporation of other motion sensors, including gyroscopes, compasses and pressure sensors.

As consumers continue to become more accustomed to motion-enabled applications, there is a significant opportunity to deliver a broader spectrum of consumer electronics devices that can provide robust motion processing. However, there are several challenges that motion sensor vendors need to overcome in order to deliver a product that can achieve mass adoption in consumer electronics markets.

In order to digitize full real-life motion, system designers are limited to using discrete motion sensor components, such as gyroscopes, accelerometers and compasses, as well as a separate microcontroller in their already space-constrained products. Such an approach can create many performance, form factor, firmware and software design and cost challenges. In addition, using discrete motion sensors from various suppliers requires customized and costly system-level calibration by customers on the factory floor to meet required performance and precision standards.

Consumer electronics devices typically have significant form factor limitations within which sensors and related digital circuitry must fit. Furthermore, system designers of consumer electronics operate with system-level constraints, such as total system cost, as well as significant time-to-market challenges given the rapid product cycles prevalent in the industry. While system designers may desire to incorporate motion processing capabilities in their devices, adding multiple discrete sensors and additional digital control circuitry to the system design may be unacceptable in terms of total system cost, performance or time-to-market.

To enable multi-sensor integration for full motion processing, system designers also need firmware and software capabilities to receive, process and synthesize motion sensor data. They also need calibration algorithms and APIs that can interpret the motion sensor data and make it easily accessible to application processors for consumption by end applications. Finally, motion processing solutions must be cost effectively produced in high volume and must overcome significant challenges in sensor design, including precision and noise, vibration and performance requirements. Without these capabilities, the development of compelling motion processing-based applications may be prohibitively difficult for most consumer electronics device manufacturers and application developers.

As a result, we believe most system designers would prefer an intelligent, integrated, scalable system-level motion processing platform that incorporates multiple motion sensors, digital control circuitry, APIs and motion application software together in one solution.

The Opportunity for Motion Processing Solutions

Similar to the development of the microprocessor enabling the emergence of the personal computer and the multitude of applications that now run on that platform, as well as the development of the graphics processor enabling compelling, life-like graphics for numerous video gaming and professional applications, we believe the introduction of an intelligent, integrated motion processing platform can enable realization of the full potential of motion sensors and make motion-based applications ubiquitous in consumer electronics.

We define motion processing as the ability to detect, measure, synthesize, analyze and digitize an object’s motion in three-dimensional free space. The illustration below shows how a smartphone moves in 3D space, either by rotating around or moving along any of its three principle axes. By incorporating motion sensors, such as a three-axis gyroscope, a three-axis accelerometer and a three-axis compass, the smartphone’s movement can be accurately tracked in free space. The gyroscope tracks the rotation of the smartphone as it tilts forward or backward (pitch), turns from portrait to landscape (yaw) and twists from side to side (roll), while the accelerometer measures the linear movement of the smartphone as it moves up or down (y-axis), left or right (x-axis) and toward or away from the user (z-axis), and the compass measures the device orientation or pointing direction relative to magnetic north. The analog data from the gyroscope, accelerometer and compass can be digitized and synthesized using complex algorithms to support motion-based user interfaces and other applications, such as motion-based video games and on-screen menu navigation.

We define a motion processing solution as a complete system that integrates various motion sensors with digital control and processing, and provides sensor fusion algorithms, high-level programming interfaces, calibration algorithms and motion application software. Motion processing can offer device designers, consumers and application developers two fundamental benefits: a mechanism to intuitively and seamlessly interface with consumer electronics by translating the full range of natural human motion to digital signals, and an application ecosystem based on motion processing.

Since consumers and application developers were first introduced to motion sensing capabilities in electronics, their desire and vision for more advanced motion-based user interface capabilities in devices has increased and expanded rapidly. As a result, an increasing number of device manufacturers, platform providers and application developers are introducing products and software that take advantage of motion processing capabilities. In particular, motion processing interfaces have been added to leading operating systems, such as the Android operating system from Google. Since August 2010, Android has been the leading operating system for smartphones and tablet device makers, as reported by The NPD Group, and is used by several of the leading mobile device manufacturers.

There are a number of consumer electronics devices in the market today, such as console and portable video gaming devices, digital television and set-top box remote controls, smartphones, tablet devices, digital still and video cameras, toys and navigation devices, toys, and health and fitness accessories, that have incorporated motion processing technologies. We believe the following consumer electronics end-markets present examples of significant opportunities for motion processing:

•

Video gaming: Motion processing technology in console and portable video gaming devices provides an immersive video gaming experience by accurately tracking body and hand movements, and is significantly more intuitive than traditional button and joystick based interfaces. The success of the Nintendo Wii and market potential of the recently introduced Nintendo 3DS is representative of the large opportunities for motion processing technology in the video gaming market. According to IDC, a market research company, the console and portable video gaming device market is expected to reach approximately 88 million units shipped in 2014, with each video gaming console typically having multiple controllers that could potentially integrate motion processors.

•

Smartphones: While many smartphones use basic motion sensing capabilities to provide tilt-sensing, screen rotation and basic video gaming functionality, the latest generation of smartphones are increasingly incorporating complete motion processing technology that can deliver enhanced user experiences in the areas of web, media and menu navigation. In addition, motion processing technology can provide a range of other capabilities, such as more responsive motion-based video gaming, enhanced still and video image stabilization, improved pedestrian navigation, secure authentication through gestures, as well as gesture and character shortcuts that accelerate common tasks on the device. According to IDC, in 2014 the worldwide smartphone market is expected to reach approximately 820 million units shipped. IHS iSuppli, a market research company, expects shipments of gyroscopes for smartphones and other mobile phones to grow from approximately 49 million units in 2010 to over 358 million units by 2014.

•

Tablet devices: While still a nascent market, tablet devices are rapidly being adopted by consumers and enterprises. Similar to smartphones, early generations of tablet devices use basic motion sensing capabilities to provide tilt-sensing and screen rotation, but it is expected that newer generations of these devices will incorporate complete motion processing technology to provide a wide range of motion-based capabilities. According to IDC, in 2014 the worldwide media tablet market is expected to reach approximately 107 million units and the tablet PC market is expected to reach approximately 10 million units shipped for a total of approximately 117 million units shipped.

•

Digital television and set-top box remote controls: Digital televisions (DTVs), set-top boxes and blu-ray devices are becoming increasingly more interactive through the addition of interactive menus and applications, internet browsing, video-on-demand services and viewing of personal media content. This has created the need for a user interface device with the functionality of a computer mouse and the ability to operate without a desk, for example while sitting on a living room couch. With a motion-based approach to menu and web navigation, users can interface with an on-screen menu or use hand motions in a manner similar to motion-based video gaming controllers. Further, a motion controlled remote would allow additional functionality, including gesture shortcuts and games, to be embedded into the system. According to IHS iSuppli, the digital television, DVD, blu-ray player and set-top box market is expected to grow to approximately 576 million units shipped in 2014. IHS iSuppli expects shipments of gyroscopes for digital television and set-top box remote controls to grow from approximately 1 million units in 2009 to over 16 million units in 2014.

•

Digital still and video cameras: Currently, many digital still and video cameras are equipped with basic motion sensors that perform image stabilization to reduce blur caused by hand jitter. In addition to enhanced image stabilization, the inclusion of motion processing technology enables digital still and video camera manufacturers to differentiate their products with an enhanced motion-based user interface. According to IHS iSuppli, the digital still and video camera market is expected to grow to 161 million units shipped in 2014. IHS iSuppli expects shipments of gyroscopes for digital still and video cameras to grow from approximately 86 million units in 2010 to over 100 million units in 2014.

•

Other emerging opportunities: There are many other possible applications for motion processing in products used by consumers daily. For example, manufacturers of toys, navigation devices, camera modules requiring optical image stabilizations, healthcare monitoring equipment, health and fitness equipment, and industrial tools have or may in the future expand the use of motion processing technologies. The use of motion processing solutions in these devices can significantly enhance their performance, intelligence, safety and functionality.

The InvenSense Solution

We have developed a proprietary, intelligent, integrated single-chip MotionProcessing solution that enables intuitive and immersive user interfaces. As a result of our modular and scalable platform architecture, our current and planned products span increasing levels of integration, from standalone single-chip gyroscopes to fully integrated multi-sensor, multi-axis digital motion processing solutions. In fiscal 2011, the majority of our product volume was derived from our two-axis and three-axis gyroscopes and related MotionProcessing solutions. Since December 2010, we have started sampling our six-axis MotionProcessor unit to several major customers.

Our MotionProcessing solution is comprised of several fundamental proprietary components:

•

Our MEMS-based motion sensors combined with our mixed-signal circuitry for signal processing provide the functionality required to measure motion in three-dimensional space. The high performance of our sensors is enabled by our proprietary Nasiri-Fabrication platform.

•

Our MotionFusion technology consists of a hardware acceleration engine we refer to as a DigitalMotion processor (DMP) and sensor fusion firmware. MotionFusion technology enables the conversion of analog signals to digital signals and intelligently assimilates them into usable data.

•

Our MotionApps platform provides application programming interfaces (API) and calibration algorithms that simplify access to complex functionality commonly needed by our customers. This platform utilizes the output from the MotionFusion layer to enable system designers to use the sensor data in their applications without the need to understand detailed motion sensor outputs and develop related motion processing algorithms. We are designing our MotionApps platform to be interoperable with major mobile operating systems, such as Google’s Android and RIM’s QNX. In addition, we have developed numerous system level APIs for various third-party applications and motion sensors.

The diagram below illustrates the fundamental elements of our MotionProcessing solution.

The InvenSense MotionProcessing Solution

The competitive advantages of our technology and solutions are:

•

Highly integrated and cost-effective solutions enabled by our patented Nasiri-Fabrication platform.    The foundation of our MotionProcessing solution is our patented Nasiri-Fabrication platform, which enables integration of standard MEMS with CMOS (also known as CMOS-MEMS) in a small, cost-effective wafer-level solution. Combining a MEMS wafer with an industry standard CMOS wafer reduces the number of MEMS manufacturing steps, perform wafer-level testing, and use wafer-level packaging, thereby reducing back-end costs of packaging and testing and improving overall product yield and performance. In addition to our CMOS-MEMS process, we have developed low-cost, high-throughput proprietary test and calibration systems, which further reduce back-end costs. We believe we have pioneered a technological breakthrough in high-volume manufacturing of low-cost, high-performance MEMS motion processors. Combining this unique high-volume fabrication capability with our other core proprietary technologies, we are able to deliver our MotionProcessing solutions with industry-leading integration and cost-effectiveness.

•

Ability to rapidly accelerate time-to-market by leveraging our MotionApps platform.    Our MotionApps platform promotes faster adoption and accelerates time-to-market for our customers. We achieve this by providing easy-to-use APIs that can be easily integrated into different operating systems, calibration algorithms and an applications engine that supports pre-configured motion-processing applications. These features eliminate the need for our customers to develop separate software libraries, thereby reducing the time required to develop motion-based applications. In addition, our MotionApps platform enables device manufacturers with limited motion processing experience to rapidly incorporate higher level motion-enabled applications in their products. To further accelerate adoption of our products, we have been collaborating with major operating systems providers, such as Google, and processor and microcontroller providers to incorporate our solutions into their reference designs.

•

Scalable MotionProcessing solution with opportunities for continuing integration.    Our Nasiri-Fabrication platform enables the integration of multiple motion sensors, such as gyroscopes and accelerometers, on a single chip with processing capability. Our latest generation of MotionProcessor units have both an embedded three-axis gyroscope and three-axis accelerometer on the same chip, enabling integrated six-axis motion processing functionality. As a result of integrating multiple sensors, our products can eliminate the traditional calibration steps required with discrete solutions as well as offload the intensive motion processing computation requirements from the host processor. Over time, we believe we can integrate more advanced features and functionalities into our solution.

•

Flexible manufacturing, performance and reliability.    Most MEMS devices are manufactured in proprietary in-house fabrication facilities utilizing numerous fabrication steps, esoteric substrates and MEMS-specific manufacturing processes that are not compatible for integration with standard CMOS fabrication processes. Nasiri-Fabrication allows us to utilize a fabless business model without relying on specialty foundries for MEMS manufacturing. Our fabless model enables cost-effective, high-volume production and provides us with the flexibility to quickly react to our customers’ needs. Additionally, our ability to perform wafer-level testing combined with our close collaborative relationships with third-party foundries enables us to better control the manufacturing process and product yields, resulting in lower cost and improved device performance and reliability. Our Nasiri-Fabrication platform provides highly reliable hermetically sealed cavities at the die level to house the MEMS sensor without the need for adding a costly getter, whereby reactive materials are applied to remove trace gasses and create a vacuum. The hermetic seal allows for reliable operation under harsh environmental conditions over typical consumer product lifecycles. The use of single crystal silicon in our MEMS fabrication process reduces sensitivity to interference from noise and vibrations, enabling higher performance and accuracy. As a result, our solutions enable a motion-based user interface that has greater tolerance to environmental factors.

Our Strategy

Our objective is to enable broad adoption of our MotionProcessing solutions. We intend to continue to expand our technology leadership, including our MotionProcessing solutions and proprietary Nasiri-Fabrication platform to provide compelling solutions for our customers. To accomplish our objectives, we are pursuing the following strategies:

•

Continue to leverage our Nasiri-Fabrication platform to drive performance, integration and cost advantages.    Our Nasiri-Fabrication platform is the foundation for our industry-leading MotionProcessing solutions. We will continue to enhance our fabrication platform and strive to maintain our leadership in size, sensor and system integration, performance, reliability and cost. Over the long term, we intend to pursue complementary MEMS markets to expand our product portfolio.

•

Advance our MotionProcessing platform technology leadership.    We will continue to invest in advanced technology, device integration, platform solutions and market development activities to maintain our technological leadership in our MotionProcessing solution. We intend to continue to enhance the functionality of our platform by integrating multiple multi-axis high-performance motion sensors and advanced algorithms to create market-leading MotionProcessor products. We also intend to continue to enhance our MotionApps platform to facilitate faster integration of our products by our customers. As we continue to introduce advanced MotionProcessing solutions, we expect product developers to create new types of applications and services that take advantage of motion-based capabilities enabled by our technologies and solutions.

•

Drive broader and faster adoption of our MotionProcessing solutions in the consumer electronics market.    We believe that the motion processing market is nascent, and the true potential of this technology is yet to be realized. Our strategy is to develop motion processing solutions that meet or exceed the performance and cost requirements of consumer electronics manufacturers, are easy to integrate and set industry performance benchmarks. In order to support an expanded customer base and to promote broad adoption of motion processing, we intend to continue to develop easy-to-integrate, complete solutions, as well as grow our direct sales and field application engineering teams that facilitate development of new use cases with customers and accelerate integration. In the past year, our MotionProcessors have been adopted by market leading semiconductor companies in their reference design platforms; for example, our MotionProcessors are in the smartphone reference designs from Qualcomm and Broadcom and in the tablet device reference designs from NVIDIA and Texas Instruments. We intend to drive the adoption of MotionProcessing-enabled consumer devices across multiple large and growing end-markets, such as console and portable video gaming devices, smartphones, tablet devices, digital still and video cameras, remote-controlled toys, digital television and set-top box remote controls and navigation systems.

•

Expand and strengthen the third-party application developer community.    We intend to continue to work closely with our ecosystem partners, including operating system vendors and software developers, to further integrate our MotionProcessing solutions and develop compelling use cases for motion processing. To date, we have already integrated elements of our MotionApps platform API into the standard release of Google’s leading mobile operating system, Android. Furthermore, to enable individual developers, who are creating novel embedded applications for motion processing, we provide, in partnership with microcontroller providers, motion processing development boards for use in prototype development.

•

Identify new and emerging markets for our MotionProcessing solutions.    In addition to various consumer electronics markets, we intend to leverage the growing interest in motion processing into other markets such as power tools, sports equipment, health and fitness, wearable computing, and medical and industrial applications. Similar to our original approach in our core markets, our goal is to develop a customer base that includes innovative leaders. By achieving adoption with industry leaders, we believe we can accelerate broad adoption of our technology, enhance our brand, gain better understanding of requirements in those markets and extend our global leadership in motion processing.

Technology

Our technology is comprised of five core proprietary components: our Nasiri-Fabrication platform; our advanced MEMS motion sensor designs; our application specific mixed-signal circuitry for sensor signal processing; our sensor fusion algorithms in firmware that intelligently assimilate data from multiple sensors for use by end applications; and finally our MotionApps platform consisting of application programming interfaces (APIs) and calibration algorithms. Although all five components are critical to providing a complete MotionProcessing solution, our Nasiri-Fabrication platform is the core differentiating technology.

Nasiri-Fabrication Platform

The cornerstone of our technology is our patented Nasiri-Fabrication platform, which we believe gives us a sustainable and differentiated competitive advantage. Nasiri-Fabrication is a standard “six mask” MEMS-specific bulk silicon fabrication process that enables direct bonding of MEMS components with related signal conditioning and logic circuitry that are fabricated using standard complementary metal oxide semiconductor (CMOS) processes. CMOS is a pervasive semiconductor technology used by nearly every semiconductor vendor and available at many foundries for fabrication of semiconductor devices. MEMS is a well established technology that leverages several fundamental principals of semiconductor fabrication to manufacture micron-size physical structures in small form factors. We use MEMS processes to create wafers containing the structural layers used for our motion sensors, and standard CMOS fabrication technology to create wafers to provide drive and signal conditioning circuits, as well as the logic circuitry that processes sensor signals to deliver complete MotionProcessing solutions.

Our Nasiri-Fabrication platform combines separately manufactured MEMS and CMOS wafers, forming a complete and integrated wafer in a single bonding step. Though this bonding process uses off-the-shelf semiconductor processing equipment, the bonding technology itself is patented. Following the bonding process, the combined wafer (also known as a CMOS-MEMS wafer) undergoes another patented pad-opening step, which uses a standard sawing technique to open electrical wire bond pads, allowing wafer-level testing.

The resulting CMOS-MEMS wafers are then tested using standard automated wafer probers, after which the wafers are diced into thousands of individual chips, which are then packaged. These finished products then go through one final testing and calibration operation using in-house proprietary testers before being shipped to customers. We have successfully employed our Nasiri-Fabrication platform in the high-volume production of 150 mm and 200 mm wafers. The figures below provide cross-sectional illustrations of CMOS-MEMS structures that are manufactured using the Nasiri-Fabrication platform as compared to competing MEMS processes:

Our Nasiri-Fabrication platform has a number of features that make it significantly more efficient in size and cost and more robust in performance and sensor integration ability than the traditional polysilicon MEMS fabrication process, also known as surface micromachining, that integrates MEMS and CMOS at the package level:

•

Due to its wafer-level bonding technology, our Nasiri-Fabrication platform forms electrical interconnections between the CMOS and MEMS wafers in a single cost-effective bonding step. The competing MEMS fabrication process requires multi-chip, side-by-side or stacked packaging of MEMS and CMOS dies with wire bonding interconnections, as illustrated above, resulting in a significantly larger product footprint, higher cost and potentially lower overall reliability.

•	Bonding MEMS directly to CMOS takes advantage of the multiple layers of metals standard in every CMOS wafer, allowing for space-efficient routing and high signal integrity. Traditional

MEMS fabrication using polysilicon has limited layer interconnection availability, requiring additional space around the MEMS for routing and signal function, resulting in increased product size.

•

Using the aluminum metallization already present on CMOS wafers as a bond pad and adding a single layer of germanium to MEMS wafers enables the formation of a highly reliable aluminum-germanium (Al/Ge) eutectic metal seal that protects the internal MEMS structures and that provides a hermetically sealed vacuum cavity, which is critical to the operation of the MEMS sensors. Competing MEMS fabrication processes involve the attachment of a silicon cap over MEMS structures using frit glass materials known for their inability to maintain vacuum integrity. To guarantee a long-term vacuum and product reliability, these processes use a special layer of gas-absorbing materials within the MEMS structure, known as getters, adding to the overall complexity and cost of fabrication.

•

Aluminum-germanium bonding allows for precise control of the sealing material in terms of both width and height, enabling an efficient seal ring space and precise gap control. Conversely, using frit glass techniques results in seal areas four to five times larger, without vertical gap controls, which are particularly important to producing a robust product that can withstand drops and other mechanical shocks.

One of the significant advantages of our Nasiri-Fabrication platform is its impact on product packaging and testing. The back-end cost of packaging and testing MEMS products fabricated with competing processes accounts for a significant percentage of total product cost. Our Nasiri-Fabrication platform was developed specifically to address this fundamental challenge with MEMS technology. By enabling full fabrication of CMOS-MEMS wafers at standard CMOS foundries and following the same back-end fabrication process used for CMOS wafers, our Nasiri-Fabrication platform has enabled a significant reduction in back-end costs.

The following table summarizes aspects of our Nasiri-Fabrication platform as compared to competing MEMS fabrication processes:

	Competing MEMS Fabrication Processes	Nasiri-Fabrication	Benefits of Nasiri-Fabrication
Gyroscope Design

•  Use of polysilicon, which are more limited in thickness variation

•  Signal integrity difficult to manage and model with CMOS as a separate chip

•   Limited to frit glass and requires space for interconnect to CMOS

•   Difficulties with layer connect

•  Single crystal is more predictable and characterized for modeling

•   Fuller use of multilayer of metals on the CMOS allows for efficient routing and much better signal integrities

•   Metal bonding process allows for much smaller seal rings

•   Much smaller CMOS to MEMS space required for interconnects

• Process was designed to be optimized for high-volume low-cost inertial sensors and motion sensors • Up to 50% smaller die size for comparable performance and functionality

MEMS Fabrication

•  Thick polysilicon layers are not compatible with standard CMOS processes, requiring separate reactors and MEMS fabrication lines

•   Standalone MEMS sensors without CMOS require more masking steps

•   Frit glass capping adds another costly processing step

•  MEMS processing requires only 6 masking steps and can use CMOS processes

•   Process can be installed in any standard CMOS foundry

•  Combining MEMS with CMOS provides efficient electrical interconnects with a reliable hermetic seal cavity

•   Vacuum-preserving getters not required

• Requires half of the number of masking steps • Complete CMOS-MEMS delivered from the foundry • Allows low cost wafer-level testing

Packaging & Test	• Requires two chip solution • Most testing and calibration is performed after complete packaging • Higher overall cost with lower yield certainty

•  Wafer-level packaging

•   Uses standard low cost quad flat no-lead (QFN) packages available from many contract manufacturers

•   Wafer sorter equipment is highly automated and much lower in cost than customized final testers

•   Significantly higher final test equipment utilization and lower cost

• CMOS-MEMS wafers can be handled similar to CMOS wafers, leveraging benefits of CMOS process and ecosystem • Potential for significantly lower test cost

Advanced MEMS Gyroscope Design and Extension to Other MEMS Products

Designing a MEMS gyroscope is significantly more challenging than designing a MEMS accelerometer because the MEMS gyroscope is essentially a combination of two high-performance active MEMS structures in one device. The gyroscope needs precision controlled vibrating masses, which maintain a constant amplitude and frequency through variations in supply voltage, temperature and the product’s lifetime. These vibrating masses are connected to a flexible frame, the movement of this frame, which is proportional to the rate of rotation about the sensing axis, is measured in a manner similar to MEMS accelerometers, except at 10 times higher precision levels, making it significantly more challenging to design. Adding to this challenge, these highly sensitive structures must also withstand shocks greater than 10,000 times the force of Earth’s gravity with no degradation in performance, and must also be able to reject extraneous vibrations and sound noise from ambient environments. We believe that these challenges have affected the commercialization of MEMS gyroscopes, which has trailed the commercialization of other motion sensors.

Our Nasiri-Fabrication platform is well-suited for MEMS design, and, in particular, for MEMS gyroscope design. The platform provides controlled vacuum, single crystal silicon structures, with built-in reliability. Nonetheless, gyroscope design challenges are formidable. The design must work within process parameters: it must be robust against inherent process variations and the stresses induced during the plastic packaging process and subsequent mounting on the printed circuit board. In addition, designs must meet the demands of the consumer electronics market for low cost and small size, coupled with high performance and reliability, and the design cycle must meet the rapid development schedules of manufacturers seeking to be the first to market. We have over seven years of experience in design and development of MEMS gyroscopes and have produced multiple generations of products with our fabrication platform that we believe meet these challenges.

We believe that our extensive experience and knowledge combined with our fabrication technology, allows us to extend the benefits of our platform and design practices to many other applications. Our design and fabrication technology is capable of supporting a wide range of MEMS devices, including accelerometers, compasses, angular accelerometers, energy harvesting devices, optical mirrors, resonators, pressure sensors, and potentially many other devices. Our platform is particularly suitable for MEMS capacitive type sensing-detection devices and products requiring actuators and or requiring very low-level signal detection in a hermetically sealed and controlled atmospheric environment.

Mixed-Signal Integrated Circuit Design

CMOS circuits are critical to MEMS gyroscope performance in three areas. First, novel circuits are needed to generate and maintain constant gyroscope oscillation. Second, as signals used to drive the gyroscope are 10,000 times larger than the signals being detected for sensing the rate of rotation, extra sensitive and accurate architectures and circuits are needed to correctly isolate and measure angular movement. Third, very low noise circuits are needed to detect the miniscule changes of the gyroscope sense frame, which indicates rate of rotational movement.

MotionFusion: DigitalMotion Processor and Sensor Fusion

Synthesizing and processing various motion sensors to extract the correct system level performance is one of the key challenges in the integration of multiple motion sensors and development of motion-based products. MotionFusion addresses both of these challenges by first providing a DigitalMotion processor (DMP) that quickly performs all the computationally intensive motion sensor work thereby significantly reducing the overhead for the host or application processor. Secondly, our proprietary algorithms provide up to nine axes of motion sensor data processing by performing all critical sensor fusion tasks, power optimization, and other application specific functions. This drastically reduces the complexity, cost and time-to-market associated with the integration of motion sensors for our customers.

MotionApps Platform

We have developed a comprehensive development platform consisting of four principal components:

•	Advanced motion sensor calibration algorithms that supplement the capabilities of MotionFusion and allows developers to calibrate the MEMS sensors for their specific use case;

•

A motion processing application programming interface (API) that contains the core motion detection and analysis functions and enables both our internal developers and our customers to rapidly develop software for motion-enabled applications;

•

Our internally developed advanced software allows device manufacturers with limited motion processing experience to rapidly incorporate higher level motion-enabled applications into their products, which operate using processing capabilities provided by our MotionProcessing solutions. For example, our MotionCommand application associates a particular pre-configured motion with a particular command, such as shaking a smartphone to answer an incoming call. Other applications intended for use on mobile handheld devices include AirLock, AirSign, BlurFree, LoPed and Panorama, among others; and

•

Scalable operating system framework and board support code that enables our MotionApps platform to extend across the full range of platforms from the most advanced smartphones and tablet devices at the upper end, to low cost 8 and 16 bit embedded microcontrollers at the lower end.

In addition to developing our own applications, we continue to foster a growing community of developers who are actively working to extend the functionality offered by our MotionApps platform.

Products

Our products include the industry’s only MotionProcessor units (MPUs) and inertial measurement units (IMUs), in addition to our MEMS gyroscopes. All of our core products are single-chip integrated solutions and are intended for use by electronics manufacturers in their devices to enable motion- based applications. We believe our products provide industry-leading performance at compelling price points with minimal footprint. We also provide customers with a proprietary MotionApps platform, which contains algorithms and APIs to enhance their time-to-market and facilitate integration of our products into their devices.

Our most advanced products include our MPUs and IMUs, which integrate multiple sensors with advanced mixed-signal circuitry. Our latest generation product, the MPU-6000, combines our three-axis MEMS gyroscope, three-axis MEMS accelerometer, MotionFusion technology and MotionApps platform, all on a single chip. This provides all the capabilities required for complete 6-axis motion processing on a single chip in the same 4x4mm form factor and pin compatible configuration as our other product lines.

Our current high-volume products are three-axis MPUs and IMUs. Our IMU-3000 products combine the three-axis MEMS gyroscope with mixed-signal circuitry and a secondary input port that interfaces with third-party digital accelerometers to deliver a complete six-axis MotionFusion output to the host processor. Our MPU-3000 goes beyond the IMU-3000’s capability by adding our MotionApps platform to deliver advanced motion processing functionality.

Our gyroscopes are designed to measure rotational motion around one or more axes and provide the results through an analog or digital output. We have developed a series of the world’s first multi-axis gyroscopes that achieve a cost target of less than $1.00 per axis, while meeting the package size and the appropriate level of rotational sensing accuracy to be suitable for a broad variety of consumer electronics.

The table below sets out key product lines, available versions and descriptions of key performance parameters for each of our product families. Package sizes and operating voltage for our digital output product families (MPU, IMU and digital gyroscopes) are 4x4x0.9mm and 2.1V to 3.6V, respectively, while those for our analog gyroscopes are 4x5x1.2mm and 3.0V ±10%.

Product Families	Product Lines	Key Features
MPU (MotionProcessing Units)	MPU-6000	• Six-axis: three-axis digital gyroscope + three-axis digital accelerometer • MotionFusion • MotionApps • Programmable full scale range of ±250 to ±2000 °/s
	MPU-3000	• Three-axis digital gyroscope • MotionFusion • MotionApps • Programmable full scale range of ±250 to ±2000 °/s
IMU (Inertial Measurement Units)	IMU-3000	• Three-axis digital gyroscope • MotionFusion • Programmable full scale range of ±250 to ±2000 °/s
Digital Gyroscopes	ITG-3200	• Three-axis digital output • Factory select range of ±2000 °/s
	IDG-2000	• Dual-axis digital output • Factory select range of ±2000 °/s
Analog Gyroscopes	ISZ-500 to ISZ-1215	• Single-axis analog output • Factory select range of ±500 or ±2000 °/s
	IXZ-500 to IXZ-650	• Dual-axis analog output • Factory select range of ±500 or ±2000 °/s
	IDG-400 to IDG-1215	• Dual-axis analog output • Factory select range of ±20, ±43, ±67, ±500 or ±2000 °/s

Customers

Our customers consist of the world’s largest consumer electronics makers, including Acer Computer, Hewlett Packard, LG Electronics, Nintendo, HTC, RIM, Samsung and Sharp. As of April 3, 2011, we had shipped products to more than 90 customers since our inception. These customers are in multiple consumer segments, including console and portable video gaming devices, digital television and set-top box remote controls, smartphone and tablet devices, remote controlled toys and other household consumer and industrial devices.

Historically we have relied on Nintendo for a significant portion of our net revenue. Nintendo accounted for approximately 80%, 85% and 73% of our net revenue for fiscal years 2009, 2010 and 2011, respectively, with the majority of those sales relating to the Wii platform. No other customer accounted for 10% or more of our net revenue in fiscal years 2009, 2010 or 2011.

Sales and Marketing

We sell our products through our direct worldwide sales organization and through our indirect channel of distributors to manufacturers of consumer electronics devices, original design manufacturers and contract manufacturers.

Our MotionProcessing Business Unit focuses on leveraging our core MotionProcessing solution across end markets. It consists of product marketing, business development, and application solution engineering teams with a common mission to drive and promote motion processing applications and use cases. The business unit is responsible for all new applications and market specific engagements, providing customized technical and application support, and identifying opportunities and strategic relationships. Furthermore, it works closely with ecosystem partners to further promote and enable the motion processing market. For example, the business unit may engage with microcontroller suppliers, operating system platform vendors, application providers, independent software developers, and system solution platform vendors. Further, the technical marketing and application engineering teams actively engage with new customers during their design-in processes to educate them on the value proposition of our MotionProcessing solutions, identify how they could utilize our solutions in their products and provide them with the most suitable solutions, application programming interfaces (APIs) and potential reference designs. We believe these activities could result in continued adoption of our MotionProcessing solution by new customers.

We work directly with large original equipment manufacturer (OEM) customers to assist them in developing solutions and applications that may lead to more demand for our products. Early adoptees in new market segments typically take 6 to 12 months to evaluate their need for motion processing before the start of any development activities, which typically take an additional 6 to 12 months. For customers that have already adopted motion processing, we typically undertake a shorter sales cycle. If successful, this process culminates in the use of our product in their system, which we refer to as a design win. Volume production can begin shortly after the design win. For our larger OEM customers, we believe that our direct customer engagement approach, ecosystem partnerships and adoption of our APIs into major software operating systems provides us with significant differentiation in the customer sales process by aligning us more closely with the changing needs of these OEM customers and their end markets. We actively utilize field application engineers as part of our sales process to better engage the customer with our products. To effectively service our other customers, we achieve greater reach and operating leverage by using manufacturers’ representatives and distributors.

Our direct customer engagement model extends to service and support. We work closely with our customers to ensure the successful installation and ongoing support of our products. We support our customers with a team of experienced account managers, sales professionals and field application engineers who provide business planning, and pre-sale and operational sales support.

Our external marketing strategy is focused on building our brand and driving customer demand for our MotionProcessing solutions. Our internal marketing organization is responsible for branding, collateral generation, channel marketing and sales support activities. We focus our resources on programs, tools and activities that can be leveraged by our global channel partners to extend our marketing reach, such as sales tools and collateral, product awards and technical certifications, training, regional seminars and conferences, webinars and various other demand-generation activities.

Manufacturing

Our Nasiri-Fabrication platform combines MEMS with standard complementary metal oxide semiconductors (CMOS) at the wafer level, which has allowed us to pioneer the industry’s first high-volume, commercial MEMS fabless business model. This fabless approach allows us to focus our engineering and design resources on product development and design. In addition, as we do not own wafer fabrication facilities, we are able to reduce our fixed costs and capital expenditures. In contrast to many fabless MEMS companies, which utilize standard process technologies and design rules established by their MEMS foundry partners, we have developed our own proprietary Nasiri-Fabrication platform and collaborated with our foundry partners to install our fabrication technology on their equipment in their facilities solely for manufacturing our products. Through close collaboration with our CMOS-MEMS foundry partners, we are able to maintain control over the manufacturing process, which has historically resulted in favorable yields for our products.

The majority of our wafers are currently provided by Taiwan Semiconductor Manufacturing Corporation, Limited. Wafer foundries manufacture both the MEMS and CMOS wafer, perform the critical wafer level bonding step of Nasiri-Fabrication and deliver the final combined CMOS-MEMS wafer product to us. We plan to have other CMOS-MEMS foundries qualified for our products in the future.

The completed bonded CMOS-MEMS wafers are shipped to our facility in Taiwan for proprietary wafer level testing. Our products are then assembled and packaged by independent subcontractors in Taiwan and Thailand. We currently outsource our packaging operations to Siliconware Precision Industries Co. Limited, HANA Microelectronics Group, and Lingsen Precision Industries, Limited. The assembled products are then forwarded for final calibration and outgoing functionality test to our wholly owned subsidiary in Hsinchu, Taiwan, prior to shipping to our customers or distributors.

Over the last three years, we have been able to increase our annual manufacturing capacity by approximately 20x in order to meet the volume demands of our customers. We continue to expand our CMOS-MEMS manufacturing capacity as well as our captive wafer sort, sensor test, and calibration testing facilities in Taiwan.

Research and Development

We have assembled an experienced team of engineers with core competencies in MEMS design and fabrication, CMOS mixed-signal design, and software development. Through our research and development efforts, we have developed a collection of intellectual property and know-how that we are able to leverage across our products and end markets. Our research and development efforts are generally targeted at five areas:

•

In the area of the Nasiri-Fabrication platform, we intend to continue to invest in our process technology to further refine our technology platform with respect to overall form factor, product performance and process yield enhancement and to expand the platform to enable us to further develop our product offerings beyond what is currently achievable.

•

With our heritage in high-volume fabless MEMS manufacturing, we believe we are uniquely positioned to help enable a fabless MEMS ecosystem. We have recently developed an NF-Shuttle program that allows universities and industry peers to license and leverage our technology in the development of CMOS-MEMS based solutions.

•

In the area of MEMS development and design, we intend to expand our portfolio of products, exploring new ways of integrating various sensors in a monolithic motion processor that eliminates the need for discrete motion sensors. We are also investing in the development of systems expertise in new markets and applications that leverage our core capabilities.

•

In the area of CMOS design and integration, our initiatives include developing analog and digital IC design capabilities and circuit development intellectual property to facilitate our MEMS development roadmap, improving our sensor performance, and adding new functions to our products.

•

In the area of software and algorithms, our initiatives include algorithm development for MotionFusion as well as the incorporation of additional functionality into our MotionApps platform. Advances in this area will help to enhance the detection and analysis of complex motion sensor data, as well as enable higher level functionality in the form of APIs and motion-based applications to allow our customers to quickly and efficiently leverage the capabilities of our MotionProcessing solution.

Through our research and development efforts, we intend to continually expand our portfolio of patents and to enhance our intellectual property position. As of April 3, 2011, we had 83 employees involved in research and development. Our engineering design teams are located in Sunnyvale, California. For fiscal year 2011, we incurred $15.8 million in research and development costs.

Intellectual Property Rights

We primarily rely on patent, trademark, copyright and trade secrets laws, confidentiality procedures, and contractual provisions to protect our technology. We focus our patent efforts in the United States, and, when justified by cost and strategic importance, we file corresponding foreign patent applications in strategic jurisdictions, such as Europe, the Republic of Korea, Taiwan, China and Japan. We have 15 issued U.S. patents and 2 issued foreign patents, which will expire between October 2023 and December 2031, and 34 patent applications pending for examination in the United States Patent and Trademark Office and 25 international patent applications pending for examination in Europe, the Republic of Korea, Taiwan, China and Japan which will expire between October 2024 and July 2031. All of our foreign issued patents and patent applications are related to our U.S. issued patents and patent applications. Our issued patents and certain of our pending patent applications relate to the Nasiri-Fabrication platform, which allows us to reduce back-end costs and form factor, to create hermetically sealed cavities for MEMS sensors and to improving performance, reliability and integration, and to our sensor design, which reduces sensitivity to interference from environmental sounds and vibrations, enabling higher performance and accuracy. In addition, we have other pending patent applications that relate to mixed-signal circuits and architectures, which have a wide variety of applications, and to algorithms, software and application development, which facilitate offloading motion processing computations from main application processors to our chips.

We intend to continue to file additional patent applications with respect to our technology. We do not know whether any of our pending patent applications will result in the issuance of patents or whether the examination process will require us to narrow our claims. Even if granted, there can be no assurance that these pending patent applications will provide us with protection. Our intellectual property strategy is to, where feasible, defend our IP across the various aspects of our solution. While we license IP and software libraries from third parties, none of these are fundamental to our MotionProcessing solution and fabrication platforms.

Employees

As of April 3, 2011, our total headcount was 199, comprised of 83 in research and development, 53 in sales and marketing, 45 in manufacturing operations, and 18 in a general and administrative capacity. None of our employees are represented by a labor union with respect to his or her employment with us. We have not experienced any work stoppages, and we consider our relations with our employees to be good.

Facilities

Our corporate headquarters are located at 1197 Borregas Avenue in Sunnyvale, California in a facility consisting of approximately 51,000 square feet of office space under a lease that expires in July 2012. This facility accommodates our product design, software engineering, sales, marketing, operations, finance, and administrative activities. We also occupy space in Hsinchu, Taiwan, consisting of approximately 27,000 square feet under a lease that expires in December 2014, which serves as our wafer-sort and testing facility. We also lease sales and support offices in Japan, the Republic of Korea, and the United Arab Emirates. We currently do not own any real estate or facilities and believe that our leased facilities are adequate to meet our current needs. We expect to be able to continue leasing additional facilities based on our future needs.

Competition

We compete with companies that may have substantially greater financial and other resources with which to pursue engineering, manufacturing, marketing and distribution of their products. We currently compete with the following: Analog Devices, Inc., Epson Toyocom Corporation, Freescale Semiconductor, Inc., Kionix, Inc. (a wholly owned subsidiary of Rohm Co., Ltd.), MEMSIC, Inc., Murata Manufacturing Co., Ltd., Panasonic Corporation, Robert Bosch GmbH, Sensor Dynamics, Inc., Sony Corporation, STMicroelectronics N.V. (STMicro) and VTI Technologies, Inc. Currently, we believe STMicro is our primary competitor in the consumer motion sensing market. Over time, we expect continued competition from motion sensor competitors as well as competition from new entrants into the motion processing market.

Our ability to compete successfully in the rapidly evolving area of motion processing technology depends on many factors, including:

•	our success in designing and manufacturing new products that anticipate the motion processing and integration needs of our customers’ next generation products and applications;

•	our ability to scale our operations to meet the volume and timing demands of our customers;

•	our ability to continue to reduce our manufacturing and operating cost structure;

•	our success in identifying new and emerging markets, applications and technologies and developing products for these markets;

•	our products’ performance and cost effectiveness relative to that of our competitors’ products;

•	the pricing policies of our competitors;

•	our ability to recruit and retain qualified employees;

•	our ability to protect our processes, trade secrets, and know-how;

•	our ability to maintain high product quality, reliability, and customer support;

•	our financial stability; and

•	our manufacturing, distribution and marketing capability.

We believe that we are competitive with respect to these factors, particularly because our products are typically smaller in size, are highly integrated, and achieve high performance specifications at lower price points than competitive products. However, we cannot ensure that our products will continue to compete favorably or that we will be successful in the face of increasing competition from new products and enhancements introduced by existing competitors or new companies entering this market.

Legal Proceedings

From time to time we are involved in litigation that we believe is of the type common to companies engaged in our line of business, including intellectual property and employment issues. As of the date of this filing, we are not involved in any pending legal proceedings that we believe would likely have a material adverse effect on our financial condition, results of operations or cash flow.

On July 20, 2010, plaintiff Wacoh Company filed a complaint in the District of Delaware against us and four other companies in the business of making gyroscopes for various applications, alleging infringement of U.S. Patent Nos. 6,282,956 and 6,865,943. The complaint sought unspecified monetary damages, costs, attorneys’ fees and other appropriate relief. We are contesting the case vigorously. Claims such as this, that our products infringe third-party intellectual property rights, may often involve highly complex, technical issues, the outcome of which is inherently uncertain. Regardless of the merit or resolution of any such litigation, complex intellectual property litigation is generally costly and can divert the efforts and attention of our management and technical personnel.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information about our executive officers and directors as of May 20, 2011:

Name	Age	Position
Steven Nasiri	56	President, Chief Executive Officer and Chairman of the Board of Directors
Jim Callas	53	Interim Chief Financial Officer
Daniel Goehl	40	Vice President - Worldwide Sales
Ram Krishnan, Ph.D	58	Vice President - Operations
Stephen Lloyd	46	Vice President - Engineering and New Product Development
Jengyaw “Joseph” Jiang	50	Vice President – MotionProcessing Business Unit
Amit Shah(1)	46	Director
Tim Wilson(2)(3)	51	Director
Yunbei “Ben” Yu, Ph.D(1)(3)	41	Director
R. Douglas Norby(1)(2)	75	Director

(1)	Member of the Compensation Committee
(2)	Member of the Audit Committee
(3)	Member of the Nominating and Corporate Governance Committee

Steven Nasiri, our founder, has served as our President, Chief Executive Officer and Chairman since our inception in 2003. Prior to founding InvenSense, Mr. Nasiri held various positions as a co-founder and executive of several MEMS companies, including SenSym (acquired by Honeywell), NovaSensor (acquired by General Electric), Integrated Sensor Solutions (acquired by Texas Instruments) and ISS-Nagano GmbH. He also held key management and operations positions at several semiconductor companies, including National Semiconductor, Fairchild Semiconductor and Maxim Integrated Products. Mr. Nasiri is a named inventor in 26 issued U.S. patents and pending U.S. patent applications owned by us, and has authored many published papers and articles on MEMS technology. Mr. Nasiri earned an M.B.A. from Santa Clara University, an M.S. in Mechanical Engineering from San Jose State University and a B.S. in Mechanical Engineering from the University of California, Berkeley. We believe Mr. Nasiri’s qualifications to sit on our board of directors include the fact that, as our founder, Mr. Nasiri is uniquely familiar with the business, structure, culture and history of our company and that he also brings to the board of directors considerable expertise based on his management and technical experience in the MEMS industry.

Jim Callas joined us in September 2010 as our Corporate Controller and became our Interim Chief Financial Officer in January 2011. From January 1988 to August 2010, Mr. Callas served in multiple financial roles with increasing responsibilities, cumulating in Vice President of Finance, at Altera Corporation, a leader in custom logic solutions. From August 1983 to February 1987, Mr. Callas served as a Senior Financial Analyst at Rolm. From August 1981 to September 1983, Mr. Callas served as a Senior Auditor at Arthur Andersen, where he earned his California CPA certification. Mr. Callas holds an M.B.A. in Finance and Management and a B.S.C. in Accounting, each from Santa Clara University.

Daniel Goehl joined us in 2004 as our Director of Business Development and became our Vice President of Worldwide Sales in March 2007. Prior to joining InvenSense, Mr. Goehl held senior management positions and led sales and business development initiatives at start-up companies in semiconductor and wireless technology markets such as Nazomi Communications, CSI Wireless, Meridian Wireless and Omni Telecommunications. Mr. Goehl has a B.A. in Economics from the

University of Illinois and attended Kansai Gaidai University in Osaka, Japan for International Business and Japanese language studies.

Ram Krishnan, Ph.D. has been our Vice President of Operations since April 2007. Prior to joining InvenSense, he served as Vice President and General Manager of the Fiber Optics Division at Agilent Technologies, a diagnostic instrument and sensor manufacturer, from March 2005 to December 2005, and as Vice President of Operations at Avago Technologies, a semiconductor company, from December 2005 to February 2007. In addition, Dr. Krishnan has held numerous executive and management positions related to high-volume production and manufacturing of high-volume electronic products, including serving as Vice President of Operations at LuxN (acquired by Zhone Technologies), an optical network company, and as Vice President, Process and Quality Engineering at Bloom Energy (formerly Ion America), a fuel cell company. Dr. Krishnan received his B.S. from the Indian Institute of Technology, Madras, India, his M.S. from Duke University and his Ph.D. from the University of California, Berkeley, all in Mechanical Engineering.

Stephen Lloyd has been our Vice President of Engineering and New Product Development since December 2008. Prior to joining InvenSense, he worked at several semiconductor companies, including service from 2004 to 2008 at Beceem Communications first as Vice President of Engineering for RF Microelectronics and later as Executive Vice President of Engineering. From 2002 to 2004, he served as Executive Director of RF IC Design for Skyworks Solutions, and from 1997 to 2002, he served as an Executive Director of Conexant Systems. Mr. Lloyd received his B.S. in Electronic Engineering from the University of California, Berkeley.

Jengyaw “Joseph” Jiang joined us in June 2007 as our Vice President of Marketing, became our Vice President of Business Development in 2008 and has served as Vice President of our MotionProcessing Business Unit since October 2010. Prior to joining InvenSense, Mr. Jiang founded Mobilic Technology, a semiconductor company, and served as its Chief Executive Officer from November 2003 until March 2007. From 1999 to 2003, Mr. Jiang was Vice President of Marketing and Sales at IC Media Technology, a CMOS image sensor company. In addition, Mr. Jiang has held numerous senior management positions related to marketing and sales at other companies in the semiconductor industry, including NeoParadigm Labs, Applied Materials and Cadence Design Systems. Mr. Jiang has a B.S. in Electronics Engineering from National Chiao Tung University in HsinChu, Taiwan and an M.S. in Electrical Engineering from San Jose State University.

Amit Shah has served on our board of directors since April 2004. As a Managing Member of Artiman Management since 2000, he serves on the boards of Auryn Inc., Lightwire, Inc., Zyme Solutions, MYNDnet, AbsolutelyNew, Inc., Guavus, Inc., Mastek, Motif, Inc. and ConvergeLabs. Prior to founding Artiman Management, Mr. Shah founded Anthelion I & II, seed stage venture funds, which he has managed since 1996. From 1998 to 2000, he worked as Vice President of New Markets and Technologies for the Business Development and Alliances Group of Cisco Systems, Inc., a consumer electronics company, and he founded and was Chief Executive Officer of PipeLinks, Inc., an optical network company, until its acquisition by Cisco Systems in 1998. Mr. Shah also founded ZeitNet, a networking systems company, which was acquired by Cabletron Systems in 1996. Mr. Shah holds a B.S. in Electrical Engineering from The Maharaja Sayajirao University of Baroda, India and has done graduate work at the University of California, Irvine. We believe Mr. Shah’s qualifications to sit on our board of directors include his understanding of our company acquired during his years of service on our board of directors, his experience serving as a director of various technology companies and his perspective gained as a venture capital investor.

Tim Wilson has served on our board of directors since April 2004. As a Partner of Partech International, LLC since 2001, he serves on the boards of ACCO Semiconductor, Array Converter, Five9, Prysm Inc. (formerly Spudnik) and LEDEngin, Inc. Between 1998 and 2001, he served as Vice President of Marketing and as Chief Marketing Officer for Digital Island, a Partech portfolio company. From 1996 to 1998, he was a General Manager at Lucent Technology. From 1983 to 1996, he held a variety of senior management positions within AT&T (North America and Australia) and AT&T Bell

Labs. Mr. Wilson graduated summa cum laude, Phi Beta Kappa from Bowdoin College receiving his undergraduate degree in Physics. He received his M.B.A. from Duke University’s Fuqua School of Business, where he was named a Fuqua Scholar. We believe Mr. Wilson’s qualifications to sit on our board of directors include his years of service on our board, his experience with capital markets and his perspective gained in management of and service as a board member of various companies in the communications and components industries.

Yunbei “Ben” Yu, Ph.D. has served on our board of directors since March 2008. Dr. Yu also currently serves on the boards of Applied MicroStructures, Inc., Multigig, Inc. and VeriSilicon Holdings Co., Ltd., and serves as an observer on the board of Novariant, Inc. Dr. Yu has previously served on the boards of AuthenTec, Inc. and SyChip Inc. (acquired by Murata Manufacturing Co., Ltd.), and previously served as an observer on the board of Verari Systems. Dr. Yu has served as a Venture Partner or Managing Director at Sierra Ventures since 2000. Prior to joining Sierra Ventures, he worked from 1997 to 2000 at 3Com Corporation, an electronics manufacturer, where he held a number of engineering and project management positions. He received his B.S. in Engineering from the University of Western Australia and a Ph.D. in Electrical Engineering from Princeton University. We believe Dr. Yu’s qualifications to sit on our board of directors include his extensive experience in investment management of and service as a board member of various companies in the semiconductor, communications component and systems industries.

R. Douglas Norby has served on our board of directors since September 2009. From July 2003 to January 2006, Mr. Norby served as Senior Vice President and Chief Financial Officer of Tessera, Inc., a provider of intellectual property for advanced semiconductor packaging. From March 2002 to February 2003, Mr. Norby served as Senior Vice President and Chief Financial Officer of Zambeel, Inc., a data storage systems company. From December 2000 to March 2002, Mr. Norby served as Senior Vice President and Chief Financial Officer of Novalux, Inc., a manufacturer of lasers for optical networks. From 1996 until December 2000, Mr. Norby served as Executive Vice President and Chief Financial Officer of LSI Logic Corporation, a semiconductor company, and he also served as a director of LSI Logic Corporation from 1993 until 2007. From July 1993 until November 1996, he served as Senior Vice President and Chief Financial Officer of Mentor Graphics Corporation, a software company. Mr. Norby served as President of Pharmetrix Corporation, a drug delivery company, from July 1992 to September 1993, and from 1985 to 1992, he was President of Lucasfilm, Ltd., an entertainment company. From 1979 to 1985, Mr. Norby was Senior Vice President and Chief Financial Officer of Syntex Corporation, a pharmaceutical company. Mr. Norby is a director of STATS ChipPAC, Ltd., NEXX Systems, Inc., Alexion Pharmaceuticals, Inc. and Ikanos Communications, Inc. From 2007 to 2009, Mr. Norby also served as a director of Intellon Corporation. Mr. Norby received a B.A. in Economics from Harvard University and an M.B.A. from Harvard Business School. We believe Mr. Norby’s qualifications to sit on our board of directors include his experience as an executive and a board member of various public and private semiconductor and technology companies.

Involvement in Certain Legal Proceedings

Mr. Norby previously served as an officer of Novalux, Inc., a private company, which filed a voluntary petition for reorganization under Chapter 11 in March 2003, approximately one year after Mr. Norby’s departure from Novalux, Inc.

Board of Directors

Upon the completion of this offering, our board of directors will consist of five members, four of whom will qualify as independent according to the rules and regulations of the NYSE.

In accordance with our amended and restated certificate of incorporation, immediately prior to the completion of this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election. Our directors will be divided among the three classes as follows:

•	The Class I directors will be Messrs. Shah and Yu, and their terms will expire at the annual meeting of stockholders to be held in 2012;

•	The Class II directors will be Messrs. Norby and Wilson, and their terms will expire at the annual meeting of stockholders to be held in 2013; and

•	The Class III director will be Mr. Nasiri, and his term will expire at the annual meeting of stockholders to be held in 2014.

Voting Arrangements

Pursuant to our third amended and restated voting agreement that we entered into with certain holders of our common stock and certain holders of our convertible preferred stock:

•

So long as Artiman Ventures, L.P. and its affiliated entities (“Artiman Ventures”) hold at least 1,500,000 shares of Series A convertible preferred stock, Artiman Ventures has the right to designate one (1) director to our board of directors;

•

So long as Partech US Partners IV, LLC and its affiliated entities (“Partech International”) hold at least 1,500,000 shares of Series A convertible preferred stock, Partech International has the right to designate one (1) director to our board of directors;

•

Sierra Ventures IX, L.P. (“Sierra Ventures”) has the right to designate one (1) director to our board of directors, provided that if such director is not Yunbei “Ben” Yu, such designee must be approved by the other directors;

•	Our current chief executive officer will serve on our board of directors as a common stock designee;

•

The holders of a majority of our common stock have the right to designate, and a majority of our Series A convertible preferred stock have the right to approve, one (1) director to our board of directors;

•

The holders of a majority of our Series A convertible preferred stock, Series B convertible preferred stock, Series C convertible preferred stock and common stock, voting together as a single class and on an as-converted to common stock basis, have the right to designate two (2) directors to our board of directors;

and the holders of our common stock and convertible preferred stock who are parties to the voting agreement are obligated to vote for such designees. The voting agreement will terminate in its entirety upon the completion of this offering, after which there will be no further contractual obligations regarding the election of our directors. Our directors hold office until their successors have been elected and qualified or appointed, or until the earlier of their death, resignation or removal.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, which have the composition and responsibilities described below.

Audit Committee

Our audit committee is comprised of Messrs. Wilson and Norby, each of whom is a non-employee member of our board of directors. Mr. Norby is our audit committee chairman and our audit committee financial expert, as currently defined under the SEC rules. Our board of directors has determined that each of Messrs. Wilson and Norby is independent within the meaning of the applicable SEC rules and the listing standards of the NYSE.

Our audit committee oversees our corporate accounting and financial reporting process. Among other matters, the audit committee evaluates the independent registered public accounting firm’s qualifications, independence and performance; determines the engagement of the independent registered public accounting firm; reviews and approves the scope of the annual audit and the audit fee; discusses with management and the independent registered public accounting firm the results of the annual audit and the review of our quarterly consolidated financial statements; approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services; monitors the rotation of partners of the independent registered public accounting firm on our engagement team as required by law; reviews our critical accounting policies and estimates; and will annually review the audit committee charter and the committee’s performance. The audit committee will adopt a written charter that satisfies the applicable standards of the NYSE.

Compensation Committee

Our compensation committee is comprised of Messrs. Norby, Yu and Shah, each of whom is a non-employee member of our board of directors. Mr. Shah is our compensation committee chairman.

Our compensation committee reviews and recommends policies relating to the compensation and benefits of our officers and employees. The compensation committee reviews and approves corporate goals and objectives relevant to the compensation of our chief executive officer and other executive officers, evaluates the performance of these officers in light of those goals and objectives, and sets the compensation of these officers based on such evaluations. The compensation committee will administer the issuance of stock options and other awards under our stock plans. The compensation committee will review and evaluate, at least annually, the performance of the compensation committee and its members, including compliance of the compensation committee with its charter. The compensation committee operates under a written charter that satisfies the applicable standards of the NYSE.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is comprised of Messrs. Wilson and Yu, each of whom is a non-employee member of our board of directors. Mr. Wilson is our nominating and corporate governance committee chairman. Our nominating and corporate governance committee is responsible for making recommendations regarding candidates for directorships and the size and composition of our board of directors. In addition, the nominating and corporate governance committee will be responsible for overseeing our corporate governance guidelines and reporting and making recommendations concerning governance matters. The nominating and corporate governance committee will adopt and operate under a written charter that satisfies the applicable standards of the NYSE.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves or in the past year has served as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving on our board of directors.

Director Compensation

Our board of directors intends to adopt a compensation policy that, effective upon the completion of this offering, will be applicable to all of our non-employee directors. Directors who are employees of ours will not receive any compensation for their service on our board of directors.

During the fiscal year ended April 3, 2011, we paid no cash fees and granted no equity awards to non-employee directors. However, non-employee directors who were not affiliated with our significant stockholders were each granted options to purchase 125,000 shares of our common stock under our 2004 Stock Incentive Plan in connection with their initial election to serve on our board of directors.

On September 15, 2009, we granted Pirooz Parvarandeh, who resigned as a director in March 2011, an option to purchase 125,000 shares of our common stock with a per share exercise price equal to $2.97, which our board of directors determined equaled the fair market value of our common stock on the date of grant. Upon his resignation in March 2011, Mr. Parvarandeh’s unvested options to purchase 72,917 shares of our common stock terminated.

On January 27, 2010, we granted Mr. Norby an option to purchase 125,000 shares of our common stock with a per share exercise price of $2.97, which our board of directors determined to be in excess of the fair market value of our common stock on the date of grant. 1/4th of the total shares subject to the option vested on the first anniversary of his service on our board of directors, and 1/48th of the total shares subject to his option vest each month thereafter for 36 months, such that all of the shares subject to the option will be fully vested upon the fourth anniversary of his service on our board of directors.

COMPENSATION DISCUSSION AND ANALYSIS

The following discussion and analysis of the compensation arrangements of our named executive officers identified below for fiscal year 2011 should be read together with the compensation tables and related disclosures set forth below.

We refer to our chief executive officer, our interim and former chief financial officers and our four other most highly compensated executive officers during fiscal year 2011 as our “named executive officers.” Three individuals served as our principal financial officer during fiscal year 2011: Mahesh Karanth served as our chief financial officer from the beginning of fiscal year 2011 until his resignation in June 2010, Mark Voll served as our chief financial officer from June 2010 until his resignation in January 2011 and Jim Callas has served as our interim chief financial officer since January 2011. Our named executive officers for fiscal year 2011 were as follows:

•	Steven Nasiri, President and Chief Executive Officer

•	Jim Callas, Interim Chief Financial Officer

•	Mark Voll, Former Chief Financial Officer

•	Mahesh Karanth, Former Chief Financial Officer

•	Daniel Goehl, Vice President – Worldwide Sales

•	Jengyaw Jiang, Vice President – MotionProcessing Business Unit

•	Ram Krishnan, Vice President – Operations

•	Stephen Lloyd, Vice President – Engineering and New Product Development

Compensation Objectives

We structure our compensation programs to reward high performance and innovation, promote accountability and ensure that employee interests are aligned with the interests of our stockholders. Our executive compensation program is structured to attract, motivate and retain highly qualified executive officers by paying them competitively and tying their compensation to our success as a whole and to their individual contributions to such success.

Specifically, the compensation committee believes that the primary objectives of our compensation policies are:

•	creating long-term incentives for management to increase stockholder value;

•	motivating our executives to achieve our short-term and long-term goals;

•	providing clear company and individual objectives that promote innovation to achieve our objectives;

•	rewarding the achievement of targeted results; and

•	retaining executive officers whose abilities are critical to our long-term success and competitiveness.

Framework for Determining Executive Compensation

Our executive compensation program has four primary components: (i) base salary, (ii) cash bonus compensation, (iii) non-equity incentive plan compensation and (iv) equity awards. In addition, we provide our executive officers with other compensation, including a variety of benefits that are available generally to all salaried employees in the geographic locations where such executives are based.

We utilize a discretionary approach for determining our named executive officers’ compensation, which is based upon the business judgment and experience of our compensation committee and our chief executive officer. We rely in part on the experience and familiarity of our compensation committee members with current information relating to total aggregate compensation levels paid by technology companies of similar scale to ours. Our compensation committee members have obtained this experience and familiarity as venture capitalists and/or executives at technology companies. We do not benchmark our compensation levels against a peer group of companies. We have not adopted any formal or informal policies or guidelines for allocating compensation between long-term and short-term compensation, between cash and non-cash compensation, or among different forms of non-cash compensation.

We have historically made decisions concerning executive compensation, including establishing base salaries and bonus programs and setting individual and company-wide performance targets, at the beginning of each calendar year for that calendar year period (i) because of the relative simplicity of performing and communicating calendar year results and (ii) in order to align those decisions with the end of the executive’s tax years and the practices of companies with which we compete for employees. Beginning in fiscal year 2012, we will align our executive compensation process with our own fiscal year.

Our chief executive officer provides annual recommendations to the compensation committee and discusses the compensation and performance of all executive officers, excluding himself, with the compensation committee. Our chief executive officer bases his recommendations in part upon quarterly performance reviews of our executive officers. The quarterly performance reviews include an evaluation of individual performance goals, effort and creativity. The individual performance goals of each named executive officer are reviewed with the compensation committee at the time they are established. As part of each performance review, our chief executive officer awards points at his discretion based on an evaluation of individual goals, effort, and creativity. The individual performance goals contain baseline, target and more difficult to achieve objectives, and combined with our chief executive officer’s subjective evaluation of effort and creativity, it is expected that the average number of points received by the performing executive officer will be approximately 70% to 75% of the maximum number of points available. The score is primarily used to determine the amount of the discretionary cash bonus plan awards and non-equity incentive awards, as discussed below.

The compensation of our president and chief executive officer, Mr. Nasiri, is established by the board of directors, excluding Mr. Nasiri, upon the recommendation of the compensation committee, based on the compensation committee’s discussions with, and evaluation of, Mr. Nasiri. The specific criteria used to evaluate Mr. Nasiri’s performance during fiscal year 2011 are described below.

The following is a discussion of the individual performance evaluations applicable to our named executive officers for fiscal year 2011:

Steven Nasiri, President and Chief Executive Officer

Mr. Nasiri was evaluated on the basis of the overall performance of our company, including the extent to which we were successful in achieving net revenue goals, profitability, product development, market share, customer relations, geographical expansion, technology milestones, organizational development and growth.

Jim Callas, Interim Chief Financial Officer

Mr. Callas was evaluated on his management of our financial operations and human resource matters, development of our information technology infrastructure, timely preparation of our financial statements and implementation of enhanced controls and procedures and administration of our international tax structure.

Mark Voll, Former Chief Financial Officer

Mr. Voll was evaluated on his management of our financial operations, participation in the IPO process, implementation of enhanced controls and procedures, implementation of our international tax structure, development of our financial planning and analysis capabilities, and development of our information technology infrastructure.

Mahesh Karanth, Former Chief Financial Officer

Mr. Karanth was evaluated on his management of our financial operations, participation in the IPO process, implementation of enhanced controls and procedures, implementation of our international tax structure, development of our financial planning and analysis capabilities, and the development of our information technology infrastructure.

Daniel Goehl, Vice President – Worldwide Sales

Mr. Goehl was evaluated on his achievement of certain sales objectives, development of marketing strategies, generation of business development opportunities, management of our sales organization, support of our business development activities, management of key customer relationships, and participation in hiring and training activities.

Jengyaw Jiang, Vice President – MotionProcessing Business Unit

Mr. Jiang was evaluated on his achievement of certain product development goals, customer relationship management, participation in the development of our smartphone ecosystem, achievement of certain marketing milestones and contributions to our marketing strategy, business development, technology milestones and business unit growth.

Ram Krishnan, Vice President – Operations

Mr. Krishnan was evaluated on the achievement of certain manufacturing process improvements, manufacturing yields and capacity improvement goals.

Stephen Lloyd, Vice President – Engineering and New Product Development

Mr. Lloyd was evaluated on his achievement of certain product development and production goals, development of intellectual property, support of business development activities, and participation in hiring and training activities.

Elements of Compensation

Base Salary

We pay base salaries to provide a fixed level of cash compensation for our executive officers to compensate them for services rendered during the fiscal year. Each year we determine salary increases, if any, based upon a subjective evaluation of each executive’s individual performance, position, tenure, experience, expertise, leadership, management capability, and the extent to which the executive has been successful in managing and growing the operations or organization for which such executive is responsible. We do not apply formulaic base salary increases to our named executive officers. For fiscal year 2011, the compensation committee increased Mr. Jiang’s base salary from $170,000 to $185,000 in recognition of his assumption of responsibility for the MotionProcessing Business Unit. The compensation committee determined that no other salary increases were necessary for fiscal year 2011.

Discretionary Cash Bonus Plan

We establish a cash bonus target amount annually for each of our named executive officers in conjunction with setting such officer’s base salary. The amount of each cash bonus target is set so that the combination of base salary and a payout of approximately 75% of an executive’s cash bonus target will result in a compensation package that, in the judgment of our compensation committee and our chief executive officer, is aligned with the compensation packages of similar executives in other technology-focused companies of similar scale. The actual cash bonus payment is calculated by multiplying the average score attained by a named executive officer from his quarterly performance reviews (in percentage terms) by the cash bonus target amount. Such payments are made during the first month following the end of the calendar year provided that the named executive officer is employed by us on the date of payment.

The following cash bonus target awards were allocated to our named executive officers on the basis of relative salary levels and contributions to our net revenue goals.

Named Executive Officer	2010 Calendar Year Cash Bonus Target
Mahesh Karanth	$30,000
Daniel Goehl	$50,000
Jengyaw Jiang	$35,000
Ram Krishnan	$40,000
Stephen Lloyd	$35,000

The board of directors did not establish a cash bonus target for our chief executive officer for the 2010 calendar year. The board of directors established a cash bonus target for Mr. Voll of $60,000 based on a 12-month period prorated from his hire date in May 2010 through the end of our 2011 fiscal year and payable thereafter. Pursuant to the terms of his offer letter, Mr. Voll was to participate in our non-equity incentive plan for fiscal year 2012. We established a cash bonus target for Mr. Callas of $30,000 payable based on goal attainment on the first anniversary of his employment in August 2011.

Non-Equity Incentive Awards

We structure our annual non-equity incentive awards to reward named executive officers for the successful performance of our company as a whole and of each participating named executive officer as an individual. For the 2010 calendar year, our compensation committee established a bonus pool available to all of our executives other than Messrs. Voll and Callas, as discussed below. The bonus pool was based on our annual plan for the 2010 calendar year, which took into account net revenue objectives based on existing customer contracts and anticipated sales volumes, as well as the projected timing and volume of new customer activity. The compensation committee also reviewed the competitive environment, pricing trends, product costs and projected changes to yield and supplier prices, product development plans and overall profitability targets. The compensation committee chose to distribute the bonus pool to executive officers based on the extent to which we attained specified net revenue goals, believing that adequate incentives and controls were in place to encourage the attainment of other objectives established in our annual plan.

The annual plan and bonus pool arrangement were based upon the calendar year instead of our fiscal year (i) because of the relative simplicity of performing and communicating calendar year results and (ii) in order to be consistent with our employees’ tax year and the practices of companies with which we compete for employees. As noted above, for our fiscal year 2012, we have aligned our executive compensation process with our fiscal year. The compensation committee delegated the ability to designate our named executive officers’ calendar year 2010 target awards to our chief executive officer. The following target awards were allocated to the participating named executive officers by our chief executive officer on the basis of relative salary levels and contributions to our net revenue goals.

Named Executive Officer	2010 Target Award
Mahesh Karanth	$35,000
Daniel Goehl	$50,000
Jengyaw Jiang	$50,000
Ram Krishnan	$40,000
Stephen Lloyd	$35,000

For the 2010 calendar year, the target awards were subject to a percentage adjustment based on the following schedule:

Revenue Goal:	$70 to $75 million	$76 to $80 million	$81 to $85 million	$86 to $90 million	Over $95 million
Target Award Adjustment:	50%	100%	125%	150%	200%

After determining that we had achieved a target award adjustment of 150% based on total revenue of $86.6 million during the 2010 calendar year, we calculated the actual cash payments for these named executive officers in accordance with the following formula:

Actual Cash Payment	=	2010 Target Award Amount	*	(Average Score from Quarterly Reviews)
100

For our chief executive officer, the board of directors established the following schedule of awards, based on our level of net revenue:

Revenue Goal:	$70 to $75 million	$76 to $80 million	$81 to $85 million	$86 to $90 million	Over $95 million
Award Amount:	$75,000	$75,000	$172,500	$225,000	$225,000

Mr. Callas participated in a non-equity incentive plan that does not factor in quarterly performance evaluations. This plan provided that Mr. Callas would receive a payment of four percent of his base salary earned during the plan period if we achieved a net revenue target of at least $70 million for the calendar year ended December 31, 2010, and an additional four percent of his base salary if we achieved a net revenue target of over $85 million for the calendar year ended December 31, 2010 as long as he remained employed by us at the time the payment is made. Mr. Voll did not participate in our calendar year 2010 non-equity incentive plan. Instead, Mr. Voll participated in our discretionary cash bonus plan on a prorated basis through the end of our 2011 fiscal year. Pursuant to the terms of his offer letter, Mr. Voll was to participate in our non-equity incentive plan for our fiscal year 2012.

Equity Awards

We believe that equity ownership in our company is an important component of each named executive officer’s total compensation because it promotes long-term performance by aligning the interests of our named executive officers with the interests of our stockholders. We believe that equity awards will incentivize our named executive officers to achieve long-term performance because they provide greater opportunities for our named executive officers to benefit from any future successes in our business. We have not adopted stock ownership guidelines, and, other than stock acquired by our founder, our equity compensation plans have provided the principal method for our named executive officers to acquire equity or equity-linked interests in our company.

The number of shares subject to options granted to each named executive officer is determined by our compensation committee based upon several factors, including individual performance reviews and the levels of equity ownership we believe to be representative of and competitive with ownership levels of officers having similar responsibilities in technology companies of similar scale and stage of development to ours. In addition to the annual awards, grants of options may be made to executive officers as an inducement to accept employment, following a significant change in job responsibility or in recognition of a significant achievement. The exercise price of options granted under our equity incentive plans is equal to or exceeds the fair market value of the underlying shares on the date of grant. Our equity incentive plans are more fully described below in the section entitled “Employee Benefit and Stock Plans.”

Policies with Respect to Equity Compensation Awards

During fiscal year 2011, we only granted options to purchase shares of our common stock under our 2004 Stock Incentive Plan. Our 2004 Stock Incentive Plan allows us to grant options, restricted stock, and other equity awards. We grant options with exercise prices equal to or in excess of the fair market value of our common stock as of the date of grant. Because our shares of common stock were not publicly traded during fiscal year 2011, the fair market value of our shares of common stock and the corresponding exercise prices of our option grants were determined by our board of directors considering the input of an independent third-party valuation firm.

EXECUTIVE COMPENSATION TABLES

Fiscal Year 2011 Summary Compensation Table

The following table presents information regarding compensation earned by our named executive officers during fiscal year 2011.

Name and Principal Position	Fiscal Year	Salary ($)		Bonus ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compen- sation ($)	All Other Compen- sation ($)(2)		Total ($)
Steven Nasiri	2011	275,000		—	—	225,000	11,288	(4)	511,288
President and Chief Executive Officer (Principal Executive Officer)	2010	275,000		—	—	150,000	4,963		429,963

Jim Callas(3)	2011	92,885		—	236,368	4,514	1,612		335,379
Interim Chief Financial Officer (Principal Financial Officer)

Mark Voll(3)	2011	148,525		—	885,590	—	60,676		1,094,791
Former Chief Financial Officer (Former Principal Financial Officer)

Mahesh Karanth(3)	2011	55,150		—	25,519	—	119,291		199,960
Former Chief Financial Officer (Former Principal Financial Officer)	2010	225,000		24,553	—	29,100	8,202		286,855

Daniel Goehl	2011	175,000		42,500	86,805	63,750	7,608		375,663
Vice President – Sales	2010	175,000		34,483	—	47,250	6,259		262,992

Jengyaw Jiang	2011	185,000		29,750	86,805	63,750	8,994		374,229
Vice President – MotionProcessing Business Unit

Ram Krishnan	2011	200,000		34,000	76,608	51,000	670		362,278
Vice President – Operations	2010	200,000		22,350	67,100	37,250	492		327,192

Stephen Lloyd	2011	205,000		29,750	153,216	44,625	10,632		443,223
Vice President – Engineering	2010	202,635	(5)	15,100	—	22,650	8,879		249,264

(1)	This column reflects the aggregate grant date fair value of option awards granted to our named executive officers estimated pursuant to Financial Accounting Standards Board Accounting

Standards Codification Topic 718 (“FASB ASC Topic 718”). Valuation assumptions are described under Note 6 of the accompanying notes to our consolidated financial statements.
(2)	This column includes our company’s contribution to the executive’s medical and life insurance payments, health savings account contributions and gym memberships. This column also includes severance payments made to Mr. Voll and Mr. Karanth in the amounts of $60,000 and $112,500, respectively, and a referral bonus paid to Mahesh Karanth for $5,000.
(3)	Mr. Callas has served as our interim chief financial officer since January 2011, Mr. Voll served as our chief financial officer from June 2010 to January 2011, and Mr. Karanth resigned as our chief financial officer in June 2010.
(4)	Includes a pay-out of Mr. Nasiri’s accrued vacation of $5,288.
(5)	Includes Mr. Lloyd’s salary of $205,000 less unpaid leave of $2,365.

Fiscal Year 2011 Grants of Plan-Based Awards

The following table sets forth certain information with respect to grants of plan-based awards to our named executive officers during fiscal year 2011.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Based Plans		Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(1)
		Target ($)	Maximum ($)

Steven Nasiri	—	75,000	225,000	—	—	—

Jim Callas		7,000	14,000	—	—	—
	10/21/2010	—	—	80,000	5.13	175,082
	1/19/2011	—	—	20,000	6.11	61,286

Mark Voll		9,600	19,200	—	—	—
	8/13/2010	—	—	400,000	5.13	885,590

Mahesh Karanth	—	35,000	70,000	—	—	—
	3/31/2010	—	—	10,000	5.07	25,519

Daniel Goehl	—	50,000	100,000	—	—	—
	3/31/2010	—	—	10,000	5.07	25,519
	1/19/2011	—	—	20,000	6.11	61,286

Jengyaw Jiang	—	50,000	100,000	—	—	—
	3/31/2010	—	—	10,000	5.07	25,519
	1/19/2011	—	—	20,000	6.11	61,286

Ram Krishnan	—	40,000	80,000	—	—	—
	1/19/2011	—	—	25,000	6.11	76,608

Stephen Lloyd	—	35,000	70,000	—	—	—
	1/19/2011	—	—	50,000	6.11	153,216

(1)	This column reflects the aggregate grant date fair value of option awards granted to our named executive officers estimated pursuant to Financial Accounting Standards Board Accounting Standards Codification Topic 718. Valuation assumptions are described under Note 6 of the accompanying notes to our consolidated financial statements.

Outstanding Equity Awards at the End of Fiscal Year 2011

The following table provides information regarding unexercised stock options held by each of the named executive officers as of the end of fiscal year 2011.

	Option Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date
Steven Nasiri	3/28/2008	1,151,035(1)	383,679	0.70	3/27/2018

Jim Callas	10/21/2010	—(2)	80,000	5.13	10/20/2020
	1/19/2011	—(3)	20,000	6.11	1/18/2021

Mark Voll	—	—	—	—	—

Mahesh Karanth	—	—	—	—	—

Daniel Goehl	3/1/2007	57,292(4)	—	0.17	2/28/2017
	3/28/2008	28,750(5)	25,000	0.70	3/27/2018
	3/31/2010	—(6)	10,000	5.07	3/30/2020
	1/19/2011	—(7)	20,000	6.11	1/18/2021

Jengyaw Jiang	8/7/2007	187,500(8)	12,500	0.32	8/6/2017
	3/28/2008	34,375(9)	15,625	0.70	3/27/2018
	3/31/2010	—(10)	10,000	5.07	3/30/2020
	1/19/2011	—(11)	20,000	6.11	1/18/2021

Ram Krishnan	4/12/2007	340,885(12)	71,615	0.32	4/11/2017
	1/27/2010	—(13)	50,000	2.97	1/26/2020
	1/19/2011	—(14)	25,000	6.11	1/18/2021

Stephen Lloyd	12/10/2008	168,750(15)	131,250	1.02	12/9/2018
	1/19/2011	—(16)	50,000	6.11	1/18/2021

(1)	The option vests with respect to 1/48th of the total shares subject to the option monthly for 48 months, such that all the shares will be fully vested upon the fourth anniversary of the option’s vesting commencement date of March 28, 2008.
(2)	The option vests with respect to 1/4th of the total shares subject to the option on the first anniversary of the vesting commencement date of September 2, 2010, and with respect to 1/48th of the total shares subject to the option monthly thereafter for 36 months, such that all the shares will be fully vested upon the fourth anniversary of the option’s vesting commencement date.
(3)	The option vests with respect to 1/4th of the total shares subject to the option on the first anniversary of the vesting commencement date of January 18, 2011, and with respect to 1/48th of the total shares subject to the option monthly thereafter for 36 months, such that all the shares will be fully vested upon the fourth anniversary of the option’s vesting commencement date.
(4)	The option vested with respect to 1/4th of the total shares subject to the option on the first anniversary of the vesting commencement date of March 1, 2007, and with respect to 1/48th of the total shares subject to the option monthly thereafter for 36 months, such that all the shares were fully vested as of March 1, 2011.
(5)	The option vests with respect to 1/48th of the total shares subject to the option monthly for 48 months, such that all the shares will be fully vested upon the fourth anniversary of the option’s vesting commencement date of November 15, 2008.
(6)	The option vests with respect to all of the shares subject to the option 45 months after the vesting commencement date of February 15, 2010.
(7)	The option vests with respect to all of the shares subject to the option 45 months after the vesting commencement date of February 15, 2011.
(8)	The option vests with respect to 1/4th of the total shares subject to the option on the first anniversary of the vesting commencement date of June 12, 2007, and with respect to 1/48th of the total shares subject to the option monthly thereafter for 36 months, such that all the shares will be fully vested upon the fourth anniversary of the option’s vesting commencement date.
(9)	The option vests with respect to 1/48th of the total shares subject to the option monthly for 48 months, such that all the shares will be fully vested upon the fourth anniversary of the option’s vesting commencement date of June 12, 2008.
(10)	The option vests with respect to all of the shares subject to the option 39 months after the option’s vesting commencement date of March 12, 2010.
(11)	The option vests with respect to all of the shares subject to the option 39 months after the option’s vesting commencement date of March 12, 2011.
(12)	The option vested with respect to 109,375 of the total shares subject to the option on the first anniversary of the vesting commencement date of April 9, 2007, with respect to 9,115 of the total shares subject to the option monthly thereafter for 36 months and with respect to an additional 62,500 of the total shares subject to the option on each of the third and fourth anniversaries of the vesting commencement date, such that all shares were fully vested as of April 12, 2011.
(13)	The option vests with respect to half of the total shares subject to the option 30 months after the option’s vesting commencement date of October 9, 2009, and the option vests with respect to the remaining half of the total shares subject to the option 42 months after the vesting commencement date.
(14)	The option vests with respect to all of the shares subject to the option 39 months after the option’s vesting commencement date of January 9, 2011.
(15)	The option vests with respect to 1/4th of the total shares subject to the option on the first anniversary of the vesting commencement date of December 8, 2008, and with respect to 1/48th of the total shares subject to the option monthly thereafter for 36 months, such that all the shares will be fully vested upon the fourth anniversary of the option’s vesting commencement date.
(16)	The option vests with respect to half of the shares subject to the option 34 months after the vesting commencement date of February 8, 2011, and with respect to the remaining half of the total shares subject to the option 46 months after the vesting commencement date.

Option Exercises and Stock Vested

The following table provides information regarding option exercises by each of the named executive officers in fiscal year 2011.

	Option Exercises
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)
Steven Nasiri	—	—
Jim Callas	—	—
Mark Voll	—	—
Mahesh Karanth	71,430	312,149	(1)
	108,034	721,667	(2)
	16,518	110,340	(2)
Daniel Goehl	—	—
Jengyaw Jiang	—	—
Ram Krishnan	150,000	712,500	(3)
Stephen Lloyd	—	—

(1)	The value realized on exercise of options was calculated by multiplying (x) the number of shares acquired on exercise of such options by (y) the difference between the estimated fair market value of $5.07 per share of our common stock on June 23, 2010, which is the date such options were exercised, and the per share exercise price of the exercised options.
(2)	The value realized on exercise of options was calculated by multiplying (x) the number of shares acquired on exercise of such options by (y) the difference between the estimated fair market value of $7.38 per share of our common stock on July 9, 2010, which is the date such options were exercised, and the per share exercise price of the exercised options.

(3)	The value realized on exercise of options was calculated by multiplying (x) the number of shares acquired on exercise of such options by (y) the difference between the estimated fair market value of $5.07 per share of our common stock on March 31, 2010, which is the date such options were exercised, and the per share exercise price of the exercised options.

Employment Agreements; Change in Control Arrangements;

and Potential Payments Upon Termination or Change in Control

Steven Nasiri

Effective as of April 14, 2004, we entered into an executive employment agreement with Steven Nasiri, our President and Chief Executive Officer. Under the agreement, Mr. Nasiri is entitled to a base annual salary, which is currently $275,000, and may receive a yearly bonus and additional stock option grants. The agreement further provides that Mr. Nasiri is eligible to receive (i) the benefits we make generally available to similarly-situated executives in accordance with our benefit plans, (ii) vacation benefits and (iii) reimbursement for reasonable expenses incurred in the performance of his duties.

The agreement provides that either party may terminate the employment arrangement for any reason or no reason, but four weeks notice is required if the agreement is terminated by Mr. Nasiri. In addition, the agreement provides that if (i) we terminate Mr. Nasiri’s employment other than for cause (as defined in the agreement) and other than following a change of control (as defined in the agreement), or (ii) Mr. Nasiri terminates his employment for “good reason” (as defined in the agreement), Mr. Nasiri will be eligible to receive the following severance:

•	an amount equal to four months of his then-current base salary payable in the form of salary continuation; and

•	nine months’ acceleration of vesting (or release from our repurchase rights, as applicable) with respect to his stock (including options) then subject to vesting (or repurchase, as applicable).

In the event of Mr. Nasiri’s death or disability, he will be eligible to receive the following severance:

•	an amount equal to two months of his then-current base salary payable in the form of salary continuation; and

•	three months’ acceleration of vesting (or release from our repurchase rights, as applicable) with respect to his stock (including options) then subject to vesting (or repurchase, as applicable).

In the event we undergo a “change of control” (as defined in the agreement) and we or our successor in interest terminates Mr. Nasiri’s employment, or Mr. Nasiri terminates his employment for “good reason” (as defined in the agreement), he will be eligible to receive the following severance:

•	an amount equal to four months of his then-current base salary payable in the form of salary continuation; and

•	the full acceleration of vesting (or release from our repurchase rights, as applicable) with respect to his stock (including options) then subject to vesting (or repurchase, as applicable).

Mr. Nasiri shall not be entitled to any severance payments or acceleration of vesting (or release from our repurchase rights, as applicable) on his stock (including options) then subject to vesting (or repurchase, as applicable) if his employment is terminated for “cause” (as defined in the agreement), in which case he shall only be paid all compensation to which he is entitled through the date of his termination.

In addition, subject to the terms of the employment agreement, during his term of employment and for one year thereafter, Mr. Nasiri has agreed not to solicit or otherwise induce any of our employees to terminate their employment with us and not to disclose to us or induce us to use proprietary information or trade secrets of others at any time.

The following table describes the estimated compensation that would have been paid to Mr. Nasiri in the event of his termination or resignation, assuming such termination or resignation was effective on the last day of our 2011 fiscal year. The actual amounts to be paid in the event of a termination of employment can only be determined at the time of Mr. Nasiri’s separation from us.

Benefit and Payments Upon Separation	Termination Without Cause	Resignation For Good Reason	Termination Due to Death or Disability	Termination for Cause	Resignation Without Good Reason	Termination or Resignation For Good Reason Following a Change of Control	Resignation Without Good Reason Following a Change of Control
Cash severance payment	$91,667	$91,667	$45,833	$—	$—	$91,667	$—
Accelerated vesting of options(1)	1,545,260	1,545,260	515,085	—	—	2,060,356	—

Total	$1,636,927	$1,636,927	$560,918	$—	$—	$2,152,023	$—

(1)	The value of accelerated vesting of options was calculated by multiplying (x) the number of shares subject to acceleration by (y) the difference between the estimated fair market value of $6.07 per share of our common stock on the last day of our 2011 fiscal year and the per share exercise price of the accelerated options. On the last day of our 2011 fiscal year, Mr. Nasiri held 95,919 shares of our common stock issuable pursuant to options subject to three months’ acceleration, 287,758 shares of our common stock issuable pursuant to options subject to nine months’ acceleration and 383,679 shares of our common stock issuable pursuant to options subject to full acceleration.

Mahesh Karanth

On June 3, 2010, we entered into a separation agreement and general release in connection with Mahesh Karanth’s resignation as our Chief Financial Officer. In addition to reiterating the payments upon termination that were provided in Mr. Karanth’s employment agreement, the separation agreement contained the acceleration of four-month’s vesting, which resulted in the vesting of options to purchase 37,500 shares.

The following table describes the compensation that was paid to Mr. Karanth under his employment agreement with respect to his resignation.

Benefit and Payments Upon Separation	Actual Payment Related to Resignation
Cash severance payment	$112,500
Health coverage reimbursement	3,400
Accelerated vesting of options(1)	163,875

Total	$279,775

(1)	The value of accelerated vesting of options was calculated by multiplying (x) the number of shares subject to acceleration by (y) the difference between the estimated fair market value of

$5.07 per share of our common stock on the date of acceleration pursuant to the separation agreement and the per share exercise price of the accelerated options.

Mark Voll

On January 31, 2011, we entered into a general release with Mr. Voll in connection with his resignation as our Chief Financial Officer. The general release contained a severance payment of $60,000, equivalent to three months salary under Mr. Voll’s at-will employment arrangement.

Jim Callas

Mr. Callas accepted our offer letter dated January 18, 2011 for employment as Interim Chief Financial Officer. This letter supplemented the offer letter dated August 20, 2010 for the position of Corporate Controller. Under the two offer letters, Mr. Callas is entitled to a base salary of $175,000, benefits and bonuses payable in accordance with our standard payroll and benefit policies. The August letter provides for a cash bonus target of $30,000 based on Mr. Callas’ quarterly performance reviews and the January letter provides for an additional bonus of $60,000, payable in two increments of $30,000 on July 18, 2011 and on January 18, 2012. In addition, in accordance with the terms of the two offer letters, our board of directors granted Mr. Callas an option to purchase 80,000 shares of our common stock on October 21, 2010 and an option to purchase 20,000 shares of our common stock on January 19, 2011, each of which vests with respect to 1/4 of the total shares subject to the option on the first anniversary of the option’s vesting commencement date of September 2, 2010 and January 18, 2011, respectively, and with respect to 1/48th of the total shares subject to the option monthly thereafter for 36 months, such that all shares subject to the option will be fully vested on the fourth anniversary of such option’s vesting commencement date.

The January letter further provides that in the event that we hire a new chief financial officer, as well as a new corporate controller within twelve months after the chief financial officer hire date, which results in Mr. Callas’ termination without cause or a material diminishment of his duties, then Mr. Callas shall receive a cash amount equal to six months base salary. In addition, Mr. Callas will receive any unpaid portion of the $60,000 additional bonus payment referred to above and acceleration of up to 1/4th of the total shares subject to the option granted to him on October 21, 2010 to the extent the termination occurs prior to September 1, 2011.

Under the terms of the January letter, if Mr. Callas had been terminated or had his duties materially diminished effective as of the last day of our 2011 fiscal year, Mr. Callas would have been entitled to a cash payment of $87,500, as well as $10,966 in accelerated vesting of the options granted to him on October 21, 2010. The value of the accelerated option was calculated by multiplying (x) 11,666, which is the number of shares subject to acceleration, by (y) the difference between the estimated fair value of $6.07 per share of our common stock at the end our 2011 fiscal year and the exercise price of the option. The actual amounts to be paid in the event of a termination of employment or reduction of duties can only be determined at the time of Mr. Callas’ separation from us.

Ram Krishnan

On April 5, 2007, we entered into an offer letter with Ram Krishnan, our Vice President – Operations. The offer letter specifies that Mr. Krishnan is an at-will employee and provides for an initial base salary of $180,000, which has subsequently been increased to $200,000.

Mr. Krishnan received an option to purchase 562,500 shares of our common stock at an exercise price of $0.32 per share. The option vested with respect to 109,375 of the total shares subject to the option on the first anniversary of the option’s vesting commencement date of April 9, 2007, with respect to 9,115 of the total shares subject to the option monthly thereafter for 36 months, with respect to 62,500 shares subject to the option on the third anniversary of the vesting commencement date, and with respect to 62,500 of the total shares subject to the option on the fourth anniversary of the vesting commencement date, such that all of the shares subject to the option vested on the fourth anniversary of the vesting commencement date.

The offer letter also provides that if Mr. Krishnan’s employment is terminated without cause following an acquisition of our company by a third party, Mr. Krishnan will be entitled to 3 months acceleration of vesting with respect to the option. The following table describes the potential compensation that would have been paid to Mr. Krishnan in the event of a termination of his employment following an acquisition of our company by a third party, assuming such termination was effective as of April 3, 2011. The actual amounts to be paid in the event of a termination of employment in connection with an acquisition of us by a third party can only be determined at the time of Mr. Krishnan’s separation from us.

Benefit and Payments Upon Separation	Termination Without Cause
Accelerated vesting of options(1)	411,786

Total	$411,786

(1)	The value of accelerated vesting of options was calculated by multiplying (x) the number of shares subject to acceleration by (y) the difference between the estimated fair market value of $6.07 per share of our common stock on April 3, 2011 and the per share exercise price of the accelerated options. On April 3, 2011, Mr. Krishnan held 71,615 shares of our common stock issuable pursuant to options subject to three months’ acceleration.

Employee Benefit and Stock Plans

2004 Stock Incentive Plan, as amended

Our 2004 Stock Incentive Plan, as amended, which we refer to as our 2004 Plan, was adopted by our board of directors and approved by our stockholders on April 13, 2004, and was last amended on September 18, 2009. Our 2004 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to our employees and any parent and subsidiary corporation’s employees, and for the grant of non-qualified stock options and restricted stock to our employees, directors and consultants and any parent and subsidiary corporation’s employees. We will not grant any additional awards under our 2004 Plan following this offering. Instead, we will grant awards in the future under our 2011 Stock Incentive Plan. However, our 2004 Plan will continue to govern the terms and conditions of outstanding awards granted thereunder.

Share Reserve

As of April 3, 2011, we had reserved a total of 15,845,000 shares of our common stock for issuance pursuant to the 2004 Plan. As of April 3, 2011, options to purchase 8,198,037 shares of common stock were outstanding, and 1,456,538 shares were available for future grant under the 2004 Plan.

Administration

Our board of directors currently administers our 2004 Plan. Under our 2004 Plan, the administrator has the power to determine and interpret the terms and conditions of the awards, including the employees, directors and consultants who will receive awards, the exercise price, the number of shares subject to each award, the vesting schedule and exercisability of awards, the restrictions on transferability of awards and the form of consideration payable upon exercise.

Stock Options

With respect to all incentive stock options granted under the 2004 Plan, the exercise price must at least be equal to the fair market value of our common stock on the date of grant. However, with respect to any employee who owns more than 10% of the voting power of all classes of outstanding stock or any parent or subsidiary corporation as of the grant date, the exercise price of the incentive stock option must equal at least 110% of the fair market value on the grant date. With respect to all non-qualified stock options granted under the 2004 Plan, the exercise price must at least be equal to the fair market value of our common stock on the date of grant. The term of an option may not exceed 10 years, except that with respect to any individual who owns more than 10% of the voting power of all classes of our outstanding stock or any parent or subsidiary corporation as of the grant date, the term of an incentive stock option must not exceed 5 years. The administrator determines the terms of all awards.

After the continuous service of an employee, director or consultant terminates (other than a termination due to death or disability, as defined in the 2004 Plan), he or she may exercise his or her option, to the extent vested, for a period of 30 days following such termination, or such longer period of time as specified in the stock option agreement; provided, however, that an option agreement may provide that if the optionee’s continuous service is terminated for cause (as defined in the 2004 Plan), the option will terminate concurrently with such termination of service. If termination is due to death or disability, the option will remain exercisable for a period of 12 months following such termination, or such longer period of time as specified in the stock option agreement. In no event, however, may an option be exercised later than the expiration of its term.

Restricted Stock Awards

Restricted stock may be granted under our 2004 Plan. Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director or consultant. The administrator may impose whatever conditions on vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals. Shares of restricted stock that have not yet vested are subject to our right of repurchase or forfeiture.

Transferability

Our 2004 Plan generally allows for the transfer of awards under the 2004 Plan only (i) by will, (ii) by the laws of descent and distribution and (iii) for non-qualified stock options, by gift or domestic relations order to family members when authorized by the administrator (as permitted by Rule 701 of the Securities Act of 1933, as amended). Only the recipient of an incentive stock option may exercise such award during his or her lifetime.

Corporate Transactions

Our 2004 Plan provides that in the event of a corporate transaction, as defined in the 2004 Plan, then to the extent that the successor corporation or its parent does not assume or substitute an equivalent award for any portion of each outstanding award under the 2004 Plan, such portion of the award will become fully vested and exercisable and be released from any of our repurchase or forfeiture rights, for all of the shares at the time represented by such portion of the award, immediately prior to the date of the corporate transaction. All outstanding awards that are not assumed will terminate upon the consummation of the corporate transaction.

Plan Amendments and Termination

According to its terms, the 2004 Plan will automatically terminate in 2014, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate the 2004 Plan, provided such action does not impair the rights under any outstanding award unless mutually agreed to in writing by the recipient of such award and us.

2011 Stock Incentive Plan

We anticipate that prior to the completion of this offering, our board of directors will adopt, and our stockholders will approve, our 2011 Stock Incentive Plan, which we refer to as the 2011 Plan. The 2011 Plan will become effective on the date of the completion of this offering, and will serve as the successor to our 2004 Plan. Our 2011 Plan will provide for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, to our employees and any parent and subsidiary corporations’ employees, and for the grant of non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and dividend equivalent rights to our employees, directors and consultants and our parent and subsidiary corporations’ employees, directors and consultants.

Share Reserve

We will reserve a total of              shares of our common stock for issuance pursuant to the 2011 Plan, which will include, as of the effective date of this offering, (i) a new number of shares reserved for issuance under the 2011 Plan of              shares; (ii) the number of shares (              as of             ) that have been reserved but not issued pursuant to any awards granted under our 2004 Plan and are not subject to any awards granted thereunder as of the effective date of this offering; and (iii) shares subject to stock options or other awards granted under the 2004 Plan (             as of              ) that expire or otherwise terminate without having been exercised in full and shares issued pursuant to awards granted under the 2004 Plan that are forfeited to us. In addition, our 2011 Plan will provide for annual increases in the number of shares available for issuance thereunder on the first business day of each fiscal year, beginning with our fiscal year following the year of this offering, equal to the lowest of (x)              shares; (y)              percent of the number of shares of our common stock outstanding as of such date; or (z) a lower number of shares determined by the Administrator.

Administration

Our board of directors or a committee of our board of directors will administer our 2011 Plan. In the case of awards intended to qualify as “performance based compensation” within the meaning of Section 162(m) of the Code the committee will consist of two (2) or more “outside directors” within the meaning of Section 162(m) of the Code. The administrator will have the power to determine and interpret the terms and conditions of the awards, including the employees, directors and consultants who will receive awards, the exercise price, the number of shares subject to each such award, the vesting schedule and exercisability of the awards, the restrictions on transferability of awards and the form of consideration payable upon exercise. The administrator also will have the authority to institute an exchange program whereby the exercise prices of outstanding awards may be reduced or outstanding awards may be surrendered or cancelled in exchange for other awards of the same type (which may have higher or lower exercise prices) or awards of a different type.

Stock Options

Our 2011 Plan will allow for the grant of incentive stock options that qualify under Section 422 of the Code only to our employees and employees of any parent or subsidiary of ours. Non-qualified stock options may be granted to our employees, directors, and consultants and those of any parent or subsidiary of ours. The exercise price of all options granted under our 2011 Plan must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed ten (10) years, except that with respect to any employee who owns more than ten percent (10%) of the voting power of all classes of our outstanding stock or any parent or subsidiary corporation as of the grant date, the term must not exceed five (5) years, and the exercise price must equal at least one hundred ten percent (110%) of the fair market value on the grant date.

After the continuous service of an employee, director or consultant terminates, he or she may exercise his or her option, to the extent vested, for the period of time specified in the option agreement. However, an option may not be exercised later than the expiration of its term.

Stock Appreciation Rights

Our 2011 Plan will allow for the grant of stock appreciation rights. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the date of grant and the exercise date. The administrator will determine the terms of stock appreciation rights, including when such rights become exercisable and whether to pay the increased appreciation in cash or with shares of our common stock, or a combination thereof, except that the base appreciation amount for the cash or shares to be issued pursuant to the exercise of a stock appreciation right will be no less than one hundred percent (100%) of the fair market value per share on the date of grant. After the continuous service of an employee, director or consultant terminates, he or she may exercise his or her stock appreciation right, to the extent vested, only to the extent provided in the stock appreciation right agreement.

Restricted Stock Awards

Our 2011 Plan will allow for the grant of restricted stock. Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director or consultant. The administrator may impose whatever conditions on vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted Stock Units

Our 2011 Plan will allow for the grant of restricted stock units. Restricted stock units are awards that will result in payment to a recipient at the end of a specified period only if the vesting criteria established by the administrator are achieved or the award otherwise vests. The administrator may impose whatever conditions to vesting, restrictions and conditions to payment it determines to be appropriate. The administrator may set restrictions based on the achievement of specific performance goals or on the continuation of service or employment. Payments of earned restricted stock units may be made, in the administrator’s discretion, in cash, with shares of our common stock or other securities, or a combination thereof.

Dividend Equivalent Rights

Our 2011 Plan will allow for the grant of dividend equivalent rights. Dividend equivalent rights are awards that entitle the recipients to compensation measured by the dividends we pay with respect to our common stock.

Transferability of Awards

Our 2011 Plan will allow for the transfer of awards under the 2011 Plan only (i) by will, (ii) by the laws of descent and distribution and (iii) for awards other than incentive stock options, to the extent authorized by the administrator. Only the recipient of an incentive stock option may exercise such award during his or her lifetime.

Certain Adjustments

In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 2011 Plan, the administrator will make adjustments to one or more of the number or class of shares that are covered by outstanding awards, the exercise or purchase price of outstanding awards, the numerical share limits contained in the 2011 Plan, and any other terms that the administrator determines require adjustment. In the event of our complete liquidation or dissolution, all outstanding awards will terminate immediately upon the consummation of such transaction.

Corporate Transactions and Changes in Control

Our 2011 Plan will provide that in the event of a corporate transaction, as defined in the 2011 Plan, each outstanding award will terminate upon the consummation of the corporate transaction to the extent that such awards are not assumed by the acquiring or succeeding corporation. Prior to or upon the consummation of a corporate transaction or a change in control, as defined in the 2011 Plan, an outstanding award may vest, in whole or in part, to the extent provided in the award agreement or as determined by the administrator in its discretion. The administrator may condition the vesting of an award upon the subsequent termination of the recipient’s service or employment within a specified period of time following the consummation of a corporate transaction or change in control. The administrator will not be required to treat all awards similarly in the event of a corporate transaction or change in control.

Plan Amendments and Termination

Our 2011 Plan will automatically terminate ten (10) years following the date it becomes effective, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate the 2011 Plan provided such action does not impair the rights under any outstanding award unless mutually agreed to in writing by the recipient and us.

401(k) Plan

We maintain a 401(k) retirement savings plan. Each participant who is a U.S. employee may contribute to the 401(k) plan, through payroll deductions, up to a statutorily prescribed annual limit of $16,500 in 2010, subject to statutory limitations imposed by the Internal Revenue Service. All amounts contributed by employee participants and earnings on these contributions are fully vested at all times and are not taxable to participants until withdrawn. Employee participants may elect to invest their contributions in various established funds. We may make contributions to the accounts of plan participants.

Limitations of Liability and Indemnification Matters

We have adopted provisions in our current certificate of incorporation and our certificate of incorporation as amended and restated immediately prior to the closing of this offering that limit or eliminate the liability of our directors for monetary damages for breach of their fiduciary duties, except for liability that cannot be eliminated under the Delaware General Corporation Law. Accordingly, our directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except with respect to the following:

•	any breach of their duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission. If Delaware law is amended to authorize the further elimination or limiting of director liability, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law as so amended.

Our certificate of incorporation and our bylaws, as currently in effect and as will be amended and restated immediately prior to the closing of this offering, also provide that we shall indemnify our directors and executive officers and shall indemnify our other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws, as currently in effect and as will be amended and restated immediately prior to the closing of this offering, also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in this capacity, regardless of whether our bylaws would permit indemnification.

We have entered and intend to continue to enter into separate indemnification agreements with certain of our directors and executive officers that are, in some cases, broader than the specific indemnification provisions provided by Delaware law and our charter documents, and may provide additional procedural protection. These agreements will require us, among other things, to:

•	indemnify officers and directors against certain liabilities that may arise because of their status as officers and directors;

•	advance expenses, as incurred, to officers and directors in connection with a legal proceeding subject to limited exceptions; and

•	cover officers and directors under any general or directors’ and officers’ liability insurance policy maintained by us.

We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, the opinion of the Securities and Exchange Commission is that such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

In addition, we maintain standard policies of insurance under which coverage is provided to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act, and to us with respect to payments which may be made by us to such directors and officers pursuant to the above indemnification provisions or otherwise as a matter of law. We also make available standard life insurance and accidental death and disability insurance policies to our employees.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We describe below the transactions and series of similar transactions, since March 30, 2008, to which we were a participant or will be a participant, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers, holders of more than 5% of our capital stock or any member of their immediate family had or will have a direct or indirect material interest, other than compensation arrangements with directors and executive officers, which are described where required under the sections titled “Management—Director Compensation” and “Management—Executive Compensation.”

Issuance of Series C Preferred Stock

During 2008, we issued and sold in a series of closings, an aggregate of 15,510,201 shares of our Series C convertible preferred stock at a price per share of $1.225, for aggregate consideration of approximately $19 million. The table below sets forth the number of shares of Series C convertible preferred stock purchased by our directors, executive officers and 5% stockholders and their affiliates.

Name	Number of Shares of Series C Preferred Stock (#)	Aggregate Purchase Price ($)
Funds affiliated with Artiman Ventures(1)	1,387,755	1,700,000
Funds affiliated with Partech International(2)	1,387,755	1,700,000
Funds affiliated with QUALCOMM Incorporated	612,244	749,999
Funds affiliated with Sierra Ventures(3)	5,999,999	7,349,999

(1)	Consists of 1,361,166 shares purchased by Artiman Ventures, L.P., 8,795 shares purchased by Artiman Ventures Side Fund, L.P. and 17,794 shares purchased by Artiman Ventures Side Fund II, L.P. Amit Shah is a member of our board of directors and a Managing Member of Artiman, LLC, which is the General Partner of each of Artiman Ventures, L.P., Artiman Ventures Side Fund, L.P. and Artiman Ventures Side Fund II, L.P
(2)	Consists of 1,370,409 shares purchased by Partech U.S. Partners IV, LLC, 8,673 shares purchased by 45th Parallel, LLC, and 8,673 shares originally purchased by Multinvest, LLC, of which 3,643 shares were subsequently transferred to PAR SF II LLC, 3,643 shares were subsequently transferred to Vendome Capital LLC and 1,387 shares were subsequently transferred to Scottsdale Holding Limited. Vendome Capital LLC and Scottsdale Holding Limited are no longer affiliates of Partech International. Tim Wilson is a member of our board of directors and an Investment Partner of Partech International, LLC, an affiliate of Partech International.
(3)	Yunbei “Ben” Yu, Ph.D. is a member of our board of directors and is a Managing Director of Sierra Ventures Associate IX, LLC, the sole General Partner of Sierra Ventures IX, L.P.

Investors’ Rights Agreement

We are party to a second amended and restated investors’ rights agreement which provides that the holders of common stock issuable upon conversion of our convertible preferred stock have the right to demand that we file a registration statement or request that their shares of common stock be covered by a registration statement that we are otherwise filing. For a description of these registration rights, see the section titled “Description of Capital Stock—Registration Rights.” In addition to the registration rights, the investors’ rights agreement provides for certain information rights and rights of first refusal. The provisions of the investors’ rights agreement, other than those relating to registration rights, will terminate upon the completion of this offering.

Voting Agreement

We have entered into a third amended and restated voting agreement with certain holders of our common stock and certain holders of our convertible preferred stock which will terminate upon completion of this offering. For a description of the third amended and restated voting agreement, see the section titled “Management—Voting Arrangements.”

Director and Officer Indemnification and Insurance

We have entered into indemnification agreements with certain of our directors and executive officers, and we purchase directors’ and officers’ liability insurance. The indemnification agreements and our amended and restated certificate of incorporation and bylaws will require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. See “Management—Limitations of Liability and Indemnification Matters.”

Certain Business Relationships

Our President, Chief Executive Officer and Chairman, Steven Nasiri, shares his primary residence with Camelia Bobic, who is employed by us as a sales manager. Ms. Bobic received compensation of $129,516 from us in fiscal year 2011.

Policies and Procedures Regarding Related Party Transactions

Our board of directors intends to adopt a written related person transaction policy to set forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness or employment by us or a related person.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our securities on a pro forma, as converted into common stock basis, as of May 13, 2011 and as adjusted to reflect the shares of common stock to be issued and sold in the offering assuming no exercise of the underwriters’ option to purchase additional shares, by:

•	each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all executive officers and directors as a group.

We have determined beneficial ownership in accordance with SEC rules. The information does not necessarily indicate beneficial ownership for any other purpose. Under these rules, the number of shares of common stock deemed outstanding includes shares issuable upon exercise of options held by the respective person or group that may be exercised or converted within 60 days after May 13, 2011. For purposes of calculating each person’s or group’s percentage ownership, stock options and warrants exercisable within 60 days after May 13, 2011 are included for that person or group but not the stock options of any other person or group.

Applicable percentage ownership is based on 68,414,778 shares of common stock outstanding at May 13, 2011, assuming the automatic conversion of all outstanding shares of our Series A preferred stock on a two-for-five basis into 19,999,999 shares of common stock, all outstanding shares of our Series B preferred stock on a two-for-five basis into 14,800,853 shares of common stock and all outstanding shares of our Series C preferred stock on a one-for-one basis into 15,510,201 shares of common stock. For purposes of the table below, we have assumed that                      shares of common stock will be outstanding upon completion of this offering, based upon an assumed initial public offering price of $             per share.

Unless otherwise indicated and subject to applicable community property laws, to our knowledge, each stockholder named in the following table possesses sole voting and investment power over the shares listed. Unless otherwise noted below, the address of each person listed on the table is c/o InvenSense, Inc., 1197 Borregas Avenue, Sunnyvale, CA 94089.

	Shares Beneficially Owned Prior to the Offering		Shares Beneficially Owned After the Offering
Name and Address of Beneficial Owner	Shares	Percentage (%)	Shares	Percentage (%)
5% Stockholders:
Entities affiliated with Artiman Ventures(1) 2000 University Avenue, Suite 602 Palo Alto, CA 94303	15,424,349	22.4	15,424,349
Entities affiliated with Partech International(2) 50 California Street, Suite 3200 San Francisco, CA 94111	15,368,435	22.4	15,368,435
Sierra Ventures IX, L.P.(3) 2884 Sand Hill Road, Suite 100 Menlo Park, CA 94025	5,999,999	8.9	5,999,999
QUALCOMM Incorporated(4) 5775 Morehouse Drive San Diego, CA 92121	4,734,026	6.9	4,734,026

Directors and Named Executive Officers:
Steven Nasiri(5)	11,977,362	17.2	11,977,362
Amit Shah(6)	—	*	—
Tim Wilson(7)	—	*	—
Yunbei “Ben” Yu, Ph.D.(8)	—	*	—
R. Douglas Norby(9)	54,687	*	54,687
Jim Callas	—	*	—
Mark Voll (10)	—	*	—
Mahesh Karanth (10)	253,125	*	253,125
Daniel Goehl(11)	488,750	*	488,750
Joseph Jiang(12)	238,541	*	238,541
Ram Krishnan(13)	562,500	*	562,500
Stephen Lloyd(14)	193,750	*	193,750
All current directors and executive officers as a group (10 persons)(15)	13,515,590	19.1	13,515,590

*	Represents beneficial ownership of less than 1%.
(1)	Includes 14,798,880 shares of common stock and 329,937 shares of common stock subject to warrants exercisable within 60 days held by Artiman Ventures, L.P., 95,624 shares of common stock and 2,132 shares of common stock subject to warrants exercisable within 60 days held by Artiman Ventures Side Fund I, L.P. and 193,464 shares of common stock and 4,312 shares of common stock subject to warrants exercisable within 60 days held by Artiman Ventures Side Fund II, L.P. Amit Shah, Yatin Mundkur and Saurabh Srivastava are the Managing Members of Artiman, LLC, the General Partner of the Artiman Ventures entities, and share voting control and investment power over the securities held by Artiman Ventures. Messrs. Shah, Mundkur and Srivastava disclaim beneficial ownership of the securities held by Artiman Ventures, except to the extent of their pecuniary interests therein. See also note 6 to this section.
(2)

Includes 14,899,369 shares of common stock and 332,177 shares of common stock subject to warrants exercisable within 60 days held by Partech U.S. Partners IV, LLC, 94,300 shares of common stock and 2,102 shares of common stock subject to warrants exercisable within 60 days held by 45th Parallel, LLC and 39,605 shares of common stock and 882 shares of common stock subject to warrants exercisable within 60 days held by PAR SF II LLC. Vincent R. Worms is the sole member of PAR SF II LLC, the managing member of 45th Parallel, LLC and the managing member of 47th Parallel, LLC, which is the managing member of Partech U.S. Partners IV, LLC, and he has voting control and investment power over the securities held by Partech U.S. Partners IV, LLC, 45th Parallel, LLC and PAR SFII LLC. Mr. Worms disclaims beneficial ownership of the securities held by 45th Parallel, LLC and Partech U.S. Partners IV, LLC, except to the extent of his pecuniary interest therein. See also note 7 to this section.
(3)	Peter Wendell, A. Tim Guleri, Dave Schwab, Steve Williams, Yunbei “Ben” Yu and Mark Fernandes are the Managing Directors of Sierra Ventures Associate IX, LLC, the sole General Partner of Sierra Ventures IX, L.P., and share voting control and investment power over the securities held by Sierra Ventures IX, L.P. Messrs. Wendell, Guleri, Schwab, Williams, Yu and Fernandes disclaim beneficial ownership of the shares held by Sierra Ventures IX, L.P., except to the extent of their pecuniary interests therein. See also note 8 to this section.
(4)	Includes 4,648,841 shares of shares of common stock and 94,185 shares of common stock subject to warrants exercisable within 60 days. QUALCOMM Incorporated is a public company traded on Nasdaq.
(5)	Includes 9,722,765 and 800,000 shares of common stock held by the Steven S Nasiri Living Trust and the Steven S Nasiri Irrevocable Trust, respectively, 50,000 shares of common stock held by each of Shanna Nasiri and Sean Nasiri, 107,642 shares of common stock subject to warrants exercisable with in 60 days held by the Steven S Nasiri Living Trust and 1,246,955 shares of common stock issuable upon the exercise of outstanding options exercisable within 60 days. Does not include 287,759 shares of common stock issuable to Steven Nasiri and 10,000 shares of common stock issuable to Shanna Nasiri upon the exercise of outstanding options not exercisable within 60 days.
(6)	Amit Shah is a Managing Member of Artiman, LLC, which is the General Partner of the Artiman Ventures entities, and shares voting control and investment power of the securities held by Artiman Ventures with the other Managing Members of Artiman, LLC; however, Mr. Shah disclaims beneficial ownership of the securities held by Artiman Ventures except to the extent of his pecuniary interest therein. See also note 1 to this section.
(7)	Tim Wilson is a non-managing member of each of 45th Parallel, LLC and 47th Parallel, LLC, which is the managing member of Partech U.S. Partners IV, LLC, but does not have voting control or investment power over the shares owned by 45th Parallel, LLC or Partech U.S. Partners IV, LLC, and disclaims beneficial ownership of its shares except to the extent of his pecuniary interest therein. See also note 3 to this section.
(8)	Yunbei “Ben” Yu, Ph.D. is a Managing Director of Sierra Ventures Associate IX, LLC, the sole General Partner of Sierra Ventures IX, L.P., and shares voting control and investment power over the securities held by Sierra Ventures IX, L.P. with its other Managing Directors; however, Dr. Yu disclaims beneficial ownership of the securities held by Sierra Ventures IX, L.P. except to the extent of his pecuniary interest therein. See also note 3 to this section.
(9)	Includes 54,687 shares of common stock issuable upon the exercise of outstanding options exercisable within 60 days. Does not include 70,313 shares of common stock issuable upon the exercise of outstanding options not exercisable within 60 days.
(10)	Although Mahesh Karanth resigned as chief financial officer in June 2010 and Mark Voll resigned as chief financial officer in January 2011, we have included them in this table because they are named executive officers for fiscal year 2011.
(11)	Includes 398,958 shares of common stock and 89,792 shares of common stock issuable upon the exercise of outstanding options exercisable within 60 days. Does not include 51,250 shares of common stock issuable upon the exercise of outstanding options not exercisable within 60 days.
(12)	Includes 238,541 shares of common stock issuable upon the exercise of outstanding options exercisable within 60 days. Does not include 41,459 shares of common stock issuable upon the exercise of outstanding options not exercisable within 60 days.
(13)	Includes 150,000 shares of common stock and 412,500 shares of common stock issuable upon the exercise of outstanding options exercisable within 60 days. Does not include 75,000 shares of common stock issuable upon the exercise of outstanding options not exercisable within 60 days.
(14)	Includes 193,750 shares of common stock issuable upon the exercise of outstanding options exercisable within 60 days. Does not include 156,250 shares of common stock issuable upon the exercise of outstanding options not exercisable within 60 days.
(15)	Includes 2,236,225 shares of common stock issuable upon the exercise of outstanding options exercisable within 60 days. Does not include 792,031 shares of common stock issuable upon the exercise of outstanding options held by named executive officers and Shanna Nasiri not exercisable within 60 days.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the rights of our common stock and preferred stock and of certain provisions of our amended and restated certificate of incorporation and bylaws, as they will be in effect upon the completion of this offering. For more detailed information, please see our restated certificate of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Our amended and restated certificate of incorporation as in effect upon the consummation of this offering will provide for one class of common stock. In addition, our certificate of incorporation will authorize shares of undesignated preferred stock, the rights, preferences and privileges of which may be designated from time to time by our board of directors.

Immediately following the completion of this offering, our authorized capital stock will consist of shares, all with a par value of $0.001 per share, of which:

•	shares are designated as common stock; and

•	shares are designated as preferred stock.

As of May 13, 2011, we had outstanding 18,103,725 shares of common stock. In addition, we had outstanding 8,000,000 shares of Series A preferred stock, which will be converted at a two-for-five ratio into 19,999,999 shares of common stock immediately prior to the completion of this offering, 5,920,343 shares of Series B preferred stock, which will be converted at a two-for-five ratio into 14,800,853 shares of common stock immediately prior to the completion of this offering, and 15,510,201 shares of Series C preferred stock, which will be converted into an equivalent number of shares of common stock immediately prior to the completion of this offering. Our outstanding capital stock is held by 121 stockholders of record. As of May 13, 2011, we also had outstanding options to acquire 8,787,037 shares of our common stock held by current and former employees, directors and consultants. As of May 13, 2011, there were warrants outstanding for the purchase of an aggregate of 1,764,680 shares of Series A preferred stock and Series B preferred stock, on an as-converted to common stock basis, with a weighted-average exercise price of $0.68 per share of common stock on an as-converted basis.

Common Stock

Voting Rights

Under our amended and restated certificate of incorporation, each share of common stock entitles the holder to one vote with respect to each matter presented to our stockholders on which the holders of common stock are entitled to vote. Subject to any rights that may be applicable to any then outstanding preferred stock, our common stock votes as a single class on all matters relating to the election and removal of directors on our board of directors and as provided by law. Holders of our common stock will not have cumulative voting rights. Except in respect of matters relating to the election and removal of directors on our board of directors and as otherwise provided in our amended and restated certificate of incorporation or required by law, all matters to be voted on by our stockholders must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter. In the case of election of directors, all matters to be voted on by our stockholders must be approved by a plurality of the votes entitled to be cast by all shares of common stock.

Dividends

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock will be entitled to share equally, identically and ratably in any dividends that our board of directors may determine to issue from time to time.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of our debts and other liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we would be required to pay the applicable distribution to the holders of our preferred stock before paying distributions to the holders of our common stock.

Other Rights

Our stockholders will have no preemptive, conversion or other rights to subscribe for additional shares. All outstanding shares are, and all shares offered by this prospectus will be, when sold, validly issued, fully paid and nonassessable. The rights, preferences and privileges of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Preferred Stock

As of May 13, 2011, there were 50,311,053 shares of our preferred stock outstanding on an as converted to common stock basis, consisting of 19,999,999 shares of Series A preferred stock, 14,800,853 shares of Series B preferred stock and 15,510,201 shares of Series C preferred stock. Immediately prior to the closing of this offering, all outstanding shares of Series A preferred stock and Series B preferred stock will convert into shares of our common stock on a two-for-five basis, and all outstanding shares of Series C preferred stock will convert into shares of our common stock on a one-for-one basis.

Though we currently have no plans to issue any shares of preferred stock, upon the closing of this offering and the filing of our amended and restated certificate of incorporation, our board of directors will have the authority, without further action by our stockholders, to designate and issue up to              shares of preferred stock in one or more series. Our board of directors may also designate the rights, preferences and privileges of the holders of each such series of preferred stock, any or all of which may be greater than or senior to those granted to the holders of common stock. Though the actual effect of any such issuance on the rights of the holders of common stock will not be known until our board of directors determines the specific rights of the holders of preferred stock, the potential effects of such an issuance include:

•	diluting the voting power of the holders of common stock;

•	reducing the likelihood that holders of common stock will receive dividend payments;

•	reducing the likelihood that holders of common stock will receive payments in the event of our liquidation, dissolution, or winding up; and

•	delaying, deterring or preventing a change-in-control or other corporate takeover.

Registration Rights

Demand Registration Rights

After the completion of this offering, the holders of approximately              shares of our common stock will be entitled to certain demand registration rights. At any time, the holders of at least 50% of these shares can, on not more than two occasions, request that we register all or a portion of their shares. Such request for registration must cover that number of shares with an anticipated aggregate offering price of at least $25 million or must cover the registration of at least 25% of such holders’ then outstanding securities subject to demand registration rights. Additionally, we will not be required to effect a demand registration during the period beginning 60 days prior to our good faith estimate of the date of filing and 180 days following the effectiveness of a company-initiated registration statement relating to a public offering of our securities.

Piggyback Registration Rights

After the completion of this offering, in the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of approximately              shares of our common stock will be entitled to certain “piggyback” registration rights allowing such holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a registration related to employee benefit plans, debt securities or corporate reorganizations, the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration.

Form S-3 Registration Rights

After the completion of this offering, the holders of approximately              shares of our common stock will be entitled to certain Form S-3 registration rights. The holders of more than 2% of these shares can make a written request that we register their shares of common stock on Form S-3 if we are eligible to file a registration statement on Form S-3 and if the aggregate price to the public of the shares offered is at least $2 million. These stockholders may make an unlimited number of requests for registration on Form S-3. However, we will not be required to effect a registration on Form S-3 if we have previously effected one such registration in the 12-month period preceding the request for registration.

We will pay the registration expenses of the holders of the shares registered pursuant to the demand, piggyback and Form S-3 registrations described above. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include.

The demand, piggyback and Form S-3 registration rights described above will expire upon the earlier of (i) five years after the completion of this offering, (ii) with respect to any particular stockholder, the date on which such stockholder can sell all of its shares under Rule 144 of the Securities Act during any 90 day period, or (iii) the time at which such stockholder holds registrable securities constituting less than 1% of our outstanding voting stock.

Anti-Takeover Provisions

Certificate of Incorporation and Bylaws to be in Effect Upon the Completion of this Offering

Our amended and restated certificate of incorporation to be in effect upon the completion of this offering will provide for our board of directors to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors. Our amended and restated certificate of incorporation and amended and restated bylaws to be in effect upon the completion of this offering will provide that all stockholder actions must be effected at a duly called meeting of stockholders and not by a consent in writing, and that only our board of directors, chairman of the board, chief executive officer or president (in the absence of a chief executive officer) may call a special meeting of stockholders.

Our amended and restated certificate of incorporation and amended and restated bylaws will require a 66 2/3% stockholder vote for the removal of a director without cause or the rescission, alteration, amendment or repeal of the bylaws by stockholders. The combination of the classification of our board of directors, the lack of cumulative voting and the 66 2/3% stockholder voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Limitations of Liability and Indemnification

See the section titled “Management—Limitation of Liability and Indemnification Matters.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is                    .

Exchange Listing

We will apply to list our common stock on the NYSE under the symbol “INVN.”

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has not been a public market for shares of our common stock. Future sales of a substantial number of shares of our common stock, including shares issued upon the exercise of outstanding options, in the public market after this offering, or the possibility of these sales occurring, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future.

Upon the completion of this offering, a total of              shares of common stock will be outstanding, assuming that there are no exercises of options after May 13, 2011. Of these shares, all              shares of common stock sold in this offering by us, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining          shares of common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration, including the exemptions provided by Rules 144 or 701 under the Securities Act, which are summarized below.

Under the lock-up agreements described below and the provisions of Rules 144 and 701 under the Securities Act, these restricted securities will be available for sale in the public market as follows:

•	shares of common stock will be eligible for immediate sale on the date of this prospectus;

•	shares of our common stock will be eligible for sale upon the expiration of the lock-up agreements, 180 days after the date of this prospectus; and

•

             shares of our common stock may be resold only after registration under the Securities Act or pursuant to an exemption from such registration, including, among others, the exemptions provided by Rules 144 and 701 under the Securities Act, which rules are summarized below.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our “affiliates” for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our “affiliates,” then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701, any of our current or former employees, directors, officers, consultants or advisors who acquired shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of the offering are eligible to resell such shares in reliance upon Rule 144 beginning 90 days after the date of this prospectus. If such a person is an affiliate, the sale may be made under Rule 144 without compliance with its one-year minimum holding period, but subject to the other Rule 144 restrictions.

As of May 13, 2011, 18,103,725 shares of our outstanding common stock had been issued in reliance on Rule 701 as a result of exercises of stock options and stock awards.

Lock-Up Agreements

We and all of our directors and officers, as well as the other holders of substantially all shares of our common stock outstanding immediately prior to the completion of this offering, have agreed that, without the prior written consent of Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock;

•	file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock,

whether any transaction described above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise.

The 180-day restricted period described above will be extended if:

•	during the last 17 days of the restricted period, we issue an earnings release or material news or a material event relating to us occurs; or

•

prior to the expiration of the restricted period, we announce that we will release earnings results during the 15-day period following the last day of the applicable restricted period, in which case, the restrictions described above will, subject to limited exceptions, continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Registration Rights

Upon completion of this offering, the holders of                    shares of common stock, including shares of common stock issuable pursuant to warrants and options exercisable on May 13, 2011, or their transferees will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of Capital Stock—Registration Rights” for additional information.

Registration Statements

We intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of our common stock subject to options outstanding or reserved for issuance under our stock plans. We expect to file this registration statement as soon as practicable after the completion of this offering.

MATERIAL U.S. FEDERAL TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax consequences applicable to non-U.S. holders (as defined below) with respect to the ownership and disposition of shares of our common stock, but does not purport to be a complete analysis of all potential tax considerations related thereto. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended, final, temporary or proposed Treasury regulations promulgated thereunder, administrative rulings and judicial opinions, all of which are subject to change, possibly with retroactive effect. We have not sought any ruling from the U.S. Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary is limited to non-U.S. holders who purchase our common stock issued pursuant to this offering and who hold shares of our common stock as capital assets (within the meaning of Section 1221 of the Internal Revenue Code).

This discussion does not address all aspects of U.S. federal income taxation that may be important to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances, nor does it address any aspects of U.S. federal estate or gift tax laws or tax considerations arising under the laws of any non-U.S., state or local jurisdiction. This discussion also does not address tax considerations applicable to a non-U.S. holder subject to special treatment under the U.S. federal income tax laws, including without limitation:

•	banks, insurance companies or other financial institutions;

•	partnerships or other pass-through entities;

•	tax-exempt organizations;

•	tax-qualified retirement plans;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	U.S. expatriates and certain former citizens or long-term residents of the United States;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	persons that own, or have owned, actually or constructively, more than 5% of our common stock; and

•	persons that will hold common stock as a position in a hedging transaction, “straddle” or “conversion transaction” for tax purposes.

Accordingly, we urge prospective investors to consult with their own tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of our common stock.

If a partnership (or entity classified as a partnership for U.S. federal income tax purposes) is a beneficial owner of our common stock, the tax treatment of a partner in the partnership (or member in such other entity) will generally depend upon the status of the partner and the activities of the partnership. Any partner in a partnership holding shares of our common stock should consult its own tax advisors.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Definition of Non-U.S. Holder

In general, a “non-U.S. holder” is any beneficial owner of our common stock that is not a U.S. person. A “U.S. person” is any of the following:

•	an individual citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States or any political subdivision thereof (or entity treated as such for U.S. federal income tax purposes);

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) it has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

Distributions on Our Common Stock

As described in the section titled “Dividend Policy,” we currently do not anticipate paying dividends on our common stock in the foreseeable future. If, however, we make cash or other property distributions on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current earnings and profits for that taxable year or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s adjusted tax basis in our common stock, but not below zero. Any excess will be treated as gain realized on the sale or other disposition of our common stock and will be treated as described under the section titled “—Gain on Sale or Other Disposition of Our Common Stock” below.

Dividends paid to a non-U.S. holder of our common stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish to us or our paying agent a valid IRS Form W-8BEN (or applicable successor form) certifying, under penalties of perjury, such holder’s qualification for the reduced rate. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically.

If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on our common stock are effectively connected with such holder’s U.S. trade or business (and, if required by an applicable income tax treaty, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States), the non-U.S. holder will be exempt from the aforementioned U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form).

Such effectively connected dividends generally will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a non-U.S. corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

A non-U.S. holder that claims exemption from withholding or the benefit of an applicable income tax treaty generally will be required to satisfy applicable certification and other requirements prior to the distribution date. Non-U.S. holders that do not timely provide us or our paying agent with the required certification may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty or applicability of other exemptions from withholding.

Gain on Sale or Other Disposition of Our Common Stock

Subject to the discussion below regarding backup withholding, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with a trade or business carried on by the non-U.S. holder in the United States and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment of the non-U.S. holder maintained in the United States;

•	the non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year of disposition and certain other requirements are met; or

•

we are or have been a U.S. real property holding corporation, or a USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition and the non-U.S. holder’s holding period for our common stock, and our common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or other disposition occurs. The determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other trade or business assets and our foreign real property interests.

We believe we currently are not, and we do not anticipate becoming, a USRPHC for U.S. federal income tax purposes.

Gain described in the first bullet point above will be subject to U.S. federal income tax on a net income basis at regular graduated U.S. federal income tax rates generally in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a non-U.S. corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty) but may be offset by U.S. source capital losses (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. holder. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, currently at a 28% rate, generally will not apply to distributions to a non-U.S. holder of our common stock provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or IRS Form W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

New Legislation Relating to Foreign Accounts

Newly enacted legislation may impose withholding taxes on certain types of payments made to “foreign financial institutions”, as specially defined under such rules, and certain other non-U.S. entities after December 31, 2012. The legislation imposes a 30% withholding tax on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution unless the foreign financial institution enters into an agreement with the U.S. Treasury to, among other things, undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. In addition, the legislation imposes a 30% withholding tax on the same types of payments to a foreign non-financial entity unless the entity certifies that it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. Prospective investors should consult their tax advisors regarding this legislation.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Morgan Stanley & Co. Incorporated
Oppenheimer & Co. Inc.
Piper Jaffray & Co.
Robert W. Baird & Co. Incorporated
ThinkEquity LLC
Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional              shares from us. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and the total underwriting discount to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase              additional shares from us.

Paid by Us	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and our officers, directors, and holders of approximately     % of our common stock have agreed with the underwriters, subject to certain customary exceptions, not to dispose of or hedge any of common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus.

The 180-day restricted period will be automatically extended if (1) during the last 17 days of the 180-day restricted period we issue an earning release or material news or a material event relating to its business occurs or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results or we become aware that material news or a material event will occur during the 15-day period beginning on the last day of the 180-day restricted period, in which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Prior to the offering, there has been no public market for the shares. The initial public offering price will be negotiated among the representatives and us. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of the business potential and our earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We will apply to list our common stock on the NYSE under the symbol “INVN.”

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date), it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $            .

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve securities and instruments of the issuer.

LEGAL MATTERS

The validity of our common stock offered by this prospectus will be passed upon for us by Morrison & Foerster LLP, San Francisco, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati Professional Corporation, Palo Alto, California.

EXPERTS

The consolidated financial statements as of March 28, 2010 and April 3, 2011, and for each of the three years in the period ended April 3, 2011 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph relating to the adoption of Financial Accounting Standard Board’s Accounting Standard Codification Topic 815-40). Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to this offering of our common stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits and the financial statements and notes filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement is this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be referenced for the complete contents of these contracts and documents. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above.

InvenSense, Inc.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of InvenSense, Inc.

We have audited the accompanying consolidated balance sheets of InvenSense, Inc. and subsidiaries (the “Company”) as of March 28, 2010, and April 3, 2011, and the related consolidated statements of income, stockholders’ equity, and comprehensive income, and cash flows for each of the three years in the period ended April 3, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of InvenSense, Inc. and subsidiaries, at March 28, 2010 and April 3, 2011 and the results of their operations and their cash flows for each of the three years in the period ended April 3, 2011, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 1 and 6 to the consolidated financial statements, effective March 30, 2009, the Company adopted the provisions of the Financial Accounting Standards Board’s Accounting Standards Codification Topic 815-40 “Contracts in Entity’s Own Equity” and changed its method of accounting for its preferred stock warrants.

/s/ Deloitte & Touche LLP

San Jose, California

May 20, 2011

InvenSense, Inc.

Consolidated Balance Sheets

(In thousands, except par value)

	March 28, 2010	April 3, 2011	Pro forma April 3, 2011
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$22,394	$28,795
Short-term investments	12,875	9,280
Accounts receivable	5,201	9,765
Inventories	4,312	15,208
Prepaid expenses and other current assets	3,255	2,249

Total current assets	48,037	65,297
Property and equipment, net	3,187	3,492
Restricted time deposit	238	194
Other assets	2,988	1,763

Total assets	$54,450	$70,746

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$3,481	$6,687
Accrued liabilities	3,322	4,307
Advances from customer	4,016	—
Long-term debt — current portion	345	18

Total current liabilities	11,164	11,012
Long-term debt	4	16
Preferred stock warrants liability	7,852	—
Other long-term liabilities	430	577

Total liabilities	19,450	11,605
Commitments and contingencies (note 5)
Stockholders’ equity:
Convertible preferred stock:
Series A convertible preferred stock, $0.001 par value — 8,060 shares authorized, 8,000 shares issued and outstanding (aggregate liquidation value of $8,000); no shares issued and outstanding, pro forma (unaudited)	7,970	9,019	$—
Series B convertible preferred stock, $0.001 par value — 6,566 shares authorized, 5,920 shares issued and outstanding (aggregate liquidation value of $11,000); no shares issued and outstanding, pro forma (unaudited)	11,513	22,341	—
Series C convertible preferred stock, $0.001 par value — 15,510 shares authorized, 15,510 shares issued and outstanding (aggregate liquidation value of $19,000); no shares issued and outstanding, pro forma (unaudited)	18,881	18,881	—
Common stock, $0.001 par value — 80,000 shares authorized; 17,056 shares issued and outstanding at March 28, 2010, 18,005 shares issued and outstanding at April 3, 2011 and 68,316 shares issued and outstanding, pro forma (unaudited)	2,855	5,762	56,003
Accumulated other comprehensive income (loss)	(9)	1	1
Retained earnings (deficit)	(6,210)	3,137	3,137

Total stockholders’ equity	35,000	59,141	$59,141

Total liabilities and stockholders’ equity	$54,450	$70,746

See accompanying notes to the consolidated financial statements.

InvenSense, Inc.

Consolidated Statements of Income

(In thousands, except per share data)

	Year Ended
	March 29, 2009	March 28, 2010	April 3, 2011
Net revenue	$29,025	$79,556	$96,547
Cost of revenue	15,548	36,073	43,647

Gross profit	13,477	43,483	52,900
Operating expenses:
Research and development	8,545	13,085	15,826
Selling, general and administrative	4,632	8,427	15,596

Total operating expenses	13,177	21,512	31,422

Income from operations	300	21,971	21,478
Other income (expense):
Change in fair value of warrant liabilities	—	(6,363)	(4,025)
Other income (expense), net	(66)	(67)	31

Other expense — net	(66)	(6,430)	(3,994)

Income before income taxes	234	15,541	17,484
Income tax provision	38	399	8,137

Net income	196	15,142	9,347
Net income allocable to preferred stockholders	196	12,150	7,716

Net income attributable to common stockholders	$—	$2,992	$1,631

Basic	$—	$0.18	$0.09

Diluted	$—	$0.17	$0.08

Weighted average shares outstanding in computing net income per share attributable to common stockholders:
Basic	15,430	16,542	17,592

Diluted	17,519	20,867	22,202

Pro forma net income per share of common stock (unaudited):
Basic			$0.14

Diluted			$0.13

Weighted average shares outstanding pro forma (unaudited):
Basic			67,903

Diluted			74,079

See accompanying notes to the consolidated financial statements.

InvenSense, Inc.

Consolidated Statements of

Stockholders’ Equity and Comprehensive Income

(In thousands, except per share amounts)

	Convertible Preferred Stock		Common Stock		Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total	Comprehensive Income
	Shares	Amount	Shares	Amount
Balance—March 30, 2008	20,573	$28,370	14,714	$616	$—	$(20,887)	$8,099

Issuance of common stock from exercise of stock options			1,106	124			124
Stock compensation relating to stock options issued				510			510
Issuance of Series C convertible preferred stock at $1.225 per share (net of issuance costs of $28)	8,858	10,822					10,822
Net income						196	196	$196

Comprehensive income for the fiscal year								$196

Balance—March 29, 2009	29,431	$39,192	15,820	$1,250	$—	$(20,691)	$19,751

Reclassification of warrants from equity to liability upon adoption of FASB ASC 815-40-15 (see Note 1)		(828)				(661)	(1,489)
Issuance of common stock from exercise of stock options			1,210	299			299
Issuance of common stock for services			26	78			78
Stock compensation relating to stock options issued to consultants				33			33
Stock compensation relating to stock options issued to employees				1,195			1,195
Unrealized loss on available for sale investments					(9)		(9)	$(9)
Net income						15,142	15,142	15,142

Comprehensive income for the fiscal year								$15,133

Balance—March 28, 2010	29,431	$38,364	17,056	$2,855	$(9)	$(6,210)	$35,000

Reclassification of warrants from liability to equity (see Note 1)		11,877					11,877
Issuance of common stock from exercise of stock options			949	717			717
Stock compensation relating to stock options issued to consultants				128			128
Stock compensation relating to stock options issued to employees				2,062			2,062
Unrealized gain on available for sale investments					10		10	$10
Net income						9,347	9,347	9,347

Comprehensive income for the fiscal year								$9,357

Balance—April 3, 2011	29,431	$50,241	18,005	$5,762	$1	$3,137	$59,141

See accompanying notes to the consolidated financial statements.

InvenSense, Inc.

Consolidated Statements of Cash Flow

(in thousands)

	Year Ended
	March 29, 2009	March 28, 2010	April 3, 2011
Cash flows from operating activities:
Net income	$196	$15,142	$9,347
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	526	1,754	1,778
Loss on disposal of property and equipment	147	1	91
Amortization of debt discount to interest expense	51	13	—
Stock-based compensation expense	510	1,306	2,190
Change in fair value of warrant liability	—	6,363	4,025
Deferred income tax assets	—	(1,832)	489
Write-off of deferred offering costs	—	—	1,388
Changes in operating assets and liabilities:
Accounts receivable	(7,047)	(3,430)	(4,564)
Inventories	(3,748)	266	(10,896)
Prepaid expenses and other current assets	(338)	(1,526)	390
Other assets	(312)	173	(805)
Accounts payable	2,735	(370)	3,351
Accrued liabilities	663	2,318	1,124
Advances from customer	6,594	—	(16)

Net cash (used in) provided by operating activities	(23)	20,178	7,892

Cash flows from investing activities:
Purchase of property and equipment	(1,651)	(2,244)	(2,176)
Sale of available for sale investments	—	—	15,675
Purchase of available for sale investments	—	(14,898)	(10,062)
Changes in restricted time deposits	(64)	(114)	60

Net cash (used in) provided by investing activities	(1,715)	(17,256)	3,497

Cash flows from financing activities:
Net proceeds from issuance of preferred stock	10,822	—	—
Proceeds from issuance of common stock	124	299	717
Offering costs	—	—	(1,388)
Proceeds from long-term debt and capital lease obligations	5	5	43
Payments of long-term debt and capital lease obligations	(1,626)	(778)	(360)
Payment of credit borrowings	(290)	—	—
Proceeds from refundable customer advances	4,000	—	—
Refund from refundable customer advances	—	—	(4,000)

Net cash provided by (used in) financing activities	13,035	(474)	(4,988)

Net increase in cash and cash equivalents	11,297	2,448	6,401
Cash and cash equivalents:
Beginning of period	$8,649	$19,946	$22,394

End of period	$19,946	$22,394	$28,795

Supplemental disclosures of cash flow information:
Cash paid for interest	$215	$94	$16

Cash paid for income taxes	$2	$1,874	$7,735

Noncash investing and financing activities:
Unpaid accounts payable for property and equipment purchased	$150	$144	$278

Unrealized gain (loss) from available for sale investments	$—	$(9)	$10

Fixed assets acquired under capital leases	$5	$5	$43

Non-cash settlement of advances from customers	$2,201	$4,393	$—

Unpaid deferred offering costs	$—	$—	$23

Reclassification of warrants from liabilities to equity	$—	$—	$11,877

See accompanying notes to the consolidated financial statements.

InvenSense, Inc.

Notes to Consolidated Financial Statements

1.	Organization and Summary of Significant Accounting Policies

Business

InvenSense, Inc. (“the Company”) was incorporated in California in June 2003 and reincorporated in Delaware in October 2004. InvenSense™ designs, develops, markets and sells MEMS gyroscopes for motion processing solutions in consumer electronics and is dedicated to bringing the best-in-class size, performance and cost solutions to market. Targeting applications in video gaming devices, smartphones, tablet devices, digital still and video cameras, digital television and set-top box remote controls, 3D mice and portable navigation devices, the Company delivers next-generation motion processing based on its advanced multi-axis gyroscope technology.

Certain Significant Business Risks and Uncertainties

The Company participates in the high-technology industry and believes that adverse changes in any of the following areas could have a material effect on the Company’s future financial position, results of operations, or cash flows: reliance on a limited number of primary customers to support the Company’s historical revenue generating activities; advances and trends in new technologies and industry standards; market acceptance of the Company’s products; development of sales channels; strategic relationships, including key component suppliers; litigation or claims against the Company based on intellectual property, patent, product, regulatory, or other factors; and the Company’s ability to attract and retain employees necessary to support its growth.

Basis of Consolidation

The consolidated financial statements include the accounts of InvenSense, Inc. (a Delaware corporation) and subsidiaries, InvenSense International, Inc. (Cayman Islands), InvenSense Taiwan Co., Ltd. (Taiwan), InvenSense G.K. (Japan), InvenSense Korea, Ltd. (Republic of Korea) and InvenSense International FZE (United Arab Emirates). Taiwan subsidiary personnel are primarily engaged in product testing, and the remaining foreign subsidiaries’ personnel primarily provide sales support to the Cayman Islands entity.

The Company incorporated “InvenSense International FZE” in Dubai under the laws of the United Arab Emirates on March 17, 2010, and $275,000 of capital was invested on April 23, 2010. InvenSense International, Inc. was founded on May 26, 2010 under the laws of the Cayman Islands, and $2,500,000 of capital was invested on August 11, 2010. Both companies are wholly owned subsidiaries of InvenSense, Inc. and have been established in connection with the expansion of the Company’s international operations.

All intercompany transactions and balances have been eliminated upon consolidation. The functional currency of each of the Company’s subsidiaries is the U.S. dollar. Foreign currency gains or losses are recorded as other expenses, net in the consolidated statements of income. During the fiscal years ended March 29, 2009 and March 28, 2010 foreign currency losses were $12,000 and $8,000, respectively. During the fiscal year ended April 3, 2011, foreign currency gains were $24,000.

Fiscal Year

The Company’s fiscal year is a 52 or 53 week period ending on the Sunday closest to March 31. The Company’s three most recent fiscal years ended on March 29, 2009, March 28, 2010 and April 3, 2011, respectively. Hereafter, reference to “March 2009,” “March 2010” and “April 2011” will denote those year-end dates and “Fiscal 2009,” “Fiscal 2010” and “Fiscal 2011” will refer to the 52 or 53 week periods that ended on the referenced dates. Fiscal 2009 and 2010 fiscal years comprised 52 weeks while Fiscal 2011 comprised 53 weeks.

InvenSense, Inc.

Notes to Consolidated Financial Statements—(Continued)

Unaudited Pro Forma Balance Sheet

The Company has filed a registration statement with the U.S. Securities and Exchange Commission (the “SEC”) to sell shares of its common stock to the public. Unaudited pro forma stockholders’ equity assumes the conversion of all outstanding convertible preferred stock and all preferred stock warrants into common stock and common warrants as of the date of the most recent balance sheet presented. As of April 3, 2011, the convertible preferred stock will convert into approximately 50.3 million shares of common stock (see Note 6) upon completion of the Company’s initial public offering (IPO). Additionally, warrants to purchase 60,000 and 645,874 shares of Series A and Series B preferred stock, respectively, will be converted into warrants to purchase 1.8 million shares of common stock upon completion of the Company’s IPO.

Common stock issued in conjunction with the IPO and any related estimated net proceeds are excluded from such pro forma information.

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Significant estimates included in the financial statements include inventory valuation, preferred stock warrant valuation, warranty reserves, valuation allowance for recorded deferred tax assets and valuation of common and convertible preferred stock. These estimates are based upon information available as of the date of the consolidated financial statements, and actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid instruments acquired with an original maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents are stated at cost, which approximates their fair value.

Restricted Time Deposits

Restricted time deposits at March 2010 and April 2011 include $238,000 and $194,000 of restricted cash held in a certificate of deposit as security deposit for a facility lease, in addition to rental deposits held by the Company’s lessor at one of its international facilities, respectively.

Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount, net of allowances for doubtful accounts and sales returns and allowances. The allowance for doubtful accounts is based on the Company’s assessment of the collectability of customer accounts. The Company regularly reviews the need for an allowance by considering factors such as historical experience, credit quality, the age of the accounts receivable balances and current economic conditions that may affect a customer’s ability to pay. As a result of the Company’s favorable collection experience and customer concentration, no allowance for doubtful accounts was necessary at March 2010 or April 2011. The reserve for sales returns and allowances is based on specific criteria including agreements to provide rebates and other factors known at the time, as well as estimates of the amount of goods shipped that will be returned. To determine the adequacy of the sales returns and allowances, the Company analyzes historical

InvenSense, Inc.

Notes to Consolidated Financial Statements—(Continued)

experience of actual returns as well as current product return information. During Fiscal 2009, Fiscal 2010, and Fiscal 2011, the Company incurred charges related to their reserve for sales returns and allowances of $0, $193,000, and $428,000, respectively. At March 2010 and April 2011, the reserve for sales returns and allowances was $193,000 and $85,000, respectively.

Segment Information

The Company operates in one operating segment by designing, developing, manufacturing and marketing linear and mixed-signal integrated circuits. The Chief Executive Officer has been identified as the Chief Operating Decision Maker as defined by Financial Accounting Standards Board’s Accounting Standards Codification (“ASC”) 280 “Segment Reporting”. Enterprise-wide information is provided in accordance with ASC 280. Geographical revenue information is based on customers’ ship-to location. Long-lived assets consist of property and equipment. Property and equipment information is based on the physical location of the assets at the end of each fiscal period.

Long-lived assets by country were as follows:

Country	March 2010	April 2011
	(in thousands)
Taiwan	$2,028	$2,309
Thailand	163	–
United States	945	1,137
Other	51	46

	$3,187	$3,492

Net revenues from unaffiliated customers by geographic region were as follows:

Region	Fiscal 2009	Fiscal 2010	Fiscal 2011
	(in thousands)
Asia	$28,520	$79,036	$94,768
North America	264	448	792
Europe	92	57	987
Rest of World	149	15	–

	$29,025	$79,556	$96,547

Available for Sale Investments

Available for sale investments consist of securities with original maturities between three and thirteen months. Investments which have maturities exceeding twelve months beyond the balance sheet date are classified as long-term investments in the Company’s consolidated balance sheets. The Company’s investments are classified as available for sale since the sale of these investments may be required prior to their stated maturity to implement management’s liquidity-related strategies. Available for sale securities are carried at fair value with temporary unrealized gains and losses, net of taxes, reported as a component of stockholders’ equity. During Fiscal 2010 and Fiscal 2011, the Company recorded $9,000 in unrealized losses and $10,000 in unrealized gains, respectively, as a component of comprehensive income related to available for sale investments.

InvenSense, Inc.

Notes to Consolidated Financial Statements—(Continued)

Available for sale investments are considered to be impaired when a decline in fair value is judged to be other than temporary. The Company considers available quantitative and qualitative evidence in evaluating potential impairment of its investments on a quarterly basis. If the cost of an investment exceeds its fair value, management evaluates, among other factors, general market conditions, the duration and extent to which the fair value is less than cost, and the Company’s intent and ability to hold the investment. Once a decline in fair value is determined to be other than temporary, an impairment charge is recorded and a new cost basis in the investment is established. During Fiscal 2009, Fiscal 2010 or Fiscal 2011, the Company did not incur any other than temporary impairments.

Impairment of Long Lived Assets

The Company regularly reviews the carrying amount of its long-lived assets, as well as the useful lives, to determine whether indicators of impairment may exist which warrant adjustments to carrying values or estimated useful lives. An impairment loss would be recognized when the sum of the expected future undiscounted net cash flows is less than the carrying amount of the asset. Should impairment exist, the impairment loss would be measured based on the excess of the carrying amount of the asset over the asset’s fair value. The Company has not recognized any impairment losses for Fiscal 2009, Fiscal 2010 or Fiscal 2011.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash, cash equivalents, investments, advances to vendors and accounts receivable. The Company limits exposure to credit loss by placing cash, cash equivalents and investments with major financial institutions within the United States that management assesses to be of high credit quality. The Company performs periodic evaluations of the credit worthiness of its customers but does not require collateral or other security to support accounts receivable. The Company has not experienced any losses on accounts receivables or on deposits of cash and cash equivalents.

At March 2010, three customers accounted for 59%, 17% and 14% of total accounts receivable. At April 2011, three customers accounted for 43%, 16% and 16% of total accounts receivable. No other customer accounts for more than 10% of accounts receivable at March 2010 and April 2011.

For Fiscal 2009, 2010 and 2011, one customer accounted for 80%, 85% and 73% of total net revenue, respectively. No other customer accounts for more than 10% of net revenue for Fiscal 2009, 2010 and 2011.

Research and Development

Research and development activities are expensed as incurred.

Comprehensive Income

ASC 220 “Comprehensive Income” establishes standards for the reporting and displaying of comprehensive income and its components. Comprehensive income includes certain changes in equity that are excluded from net income. Specifically, unrealized gains and losses are included in accumulated other comprehensive income. Comprehensive income has been reflected in the consolidated statements of stockholders’ equity and comprehensive income. For Fiscal 2009,

InvenSense, Inc.

Notes to Consolidated Financial Statements—(Continued)

comprehensive income included only net income. During Fiscal 2010 and Fiscal 2011, comprehensive income included a combination of the current period net income and unrealized gain (loss) on available for sale investments.

Inventories

Inventories are stated at the lower of cost or market on a first-in, first-out basis. Inventories include finished good parts that may be specialized in nature and subject to rapid obsolescence. The Company periodically reviews the quantities and carrying values of inventories to assess whether the inventories are recoverable. The costs associated with write-downs of inventory for excess quantity and technological obsolescence are charged to cost of revenue as incurred.

Property and Equipment, net

Property and equipment, net are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows: production and lab equipment – three to five years, computer equipment and software – three years, and leasehold improvements – over the shorter of the estimated useful life or the remaining lease term.

Warranty

The Company’s warranty agreements are contract and component specific and can range from ninety days to one year for selected components. The Company accrues for anticipated warranty costs upon shipment based on the number of shipped units, historical analysis of the volume of product returned under the warranty program and management’s judgment regarding anticipated rates of warranty claims and associated repair costs. The following table summarizes the activity related to the product warranty liability during Fiscal 2010 and Fiscal 2011:

	Fiscal 2010	Fiscal 2011
	(in thousands)
Beginning balance	$174	$480
Provision for warranty	429	769
Less: actual warranty costs	(123)	(552)

Ending balance	$480	$697

Revenue Recognition

Revenue from the sale of the Company’s products is recognized when all of the following four criteria are met: (1) persuasive evidence of an arrangement exists; (2) the product has been delivered; (3) the price is fixed or determinable; and (4) collection is reasonably assured. Delivery takes place after the transfer of title which historically has occurred upon shipment of the product unless otherwise stated in the customer agreement.

For direct customers (i.e., other than distributors), the Company recognizes revenue when title to the product is transferred to the customer, which occurs upon shipment or delivery, depending upon the terms of the customer order.

The Company enters into sales transactions with distributors that it has established as either stocking distributors or non-stocking distributors. Non-stocking distributor sales transactions are those

InvenSense, Inc.

Notes to Consolidated Financial Statements—(Continued)

in which the distributor is purchasing product for an identified end-customer. In sales transactions with non-stocking distributors, the Company recognizes net revenue upon either shipment or delivery to the non-stocking distributor, depending upon the terms of the order. Pursuant to terms and conditions contained in the agreement with these distributors, all sales to non-stocking distributors are non-refundable and they do not have rights to return product purchases except under the Company’s standard warranty terms. In addition, the Company does not provide any price concessions or price protection on shipments previously made to non-stocking distributors.

Stocking distributor sales transactions are those in which the distributor is purchasing product for resale to their customer. For stocking distributor sales transactions, the Company sells its products under distributor agreements that provide for return rights and price protection. When the stocking distributors hold inventory prior to resale to their customers, the Company’s management has concluded it is unable to reasonably estimate sales returns or price protection adjustments under its distributor arrangements; accordingly, net revenue and related cost of revenue on shipments to distributors are deferred until the distributor reports that the product has been sold to an end customer (“sell through net revenue accounting”). Under sell through net revenue accounting, accounts receivable are recognized and inventory is relieved upon shipment to the distributor as title to the inventory is transferred upon shipment, at which point the Company has a legally enforceable right to collection under normal terms. The associated net revenue and cost of revenue are deferred and included in accrued liabilities on the consolidated balance sheets. When the related product is reported as having been sold by the Company’s distributors to their end customers (“sold through”), the Company recognizes previously deferred income as net revenue and cost of revenue.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740-10 “Income Taxes”, which requires the asset and liability approach and the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets for future tax consequences of events that have been recognized in the Company’s consolidated financial statements or tax returns. The measurement of current and deferred tax liabilities and assets are based on provisions of the enacted laws; the effects of future changes in tax laws or rates are not anticipated. Deferred tax assets are reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized.

ASC 740-10 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740-10 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company’s policy is to recognize interest and penalties related to unrecognized tax benefits in income tax provision. See Note 7 for additional information, including the effects of adoption on the Company’s consolidated financial position, results of operations and cash flows.

Stock-Based Compensation

The Company applies the provisions of ASC 718-10 “Compensation – Stock Compensation” using the modified prospective method. ASC 718-10 establishes accounting for stock-based awards based on the fair value of the award measured at grant date. Accordingly, stock-based compensation

InvenSense, Inc.

Notes to Consolidated Financial Statements—(Continued)

cost is recognized in the consolidated statements of income as a component of both cost of revenue and operating expenses over the requisite service period. The fair value of stock options granted or modified is recognized as compensation expense using the Black-Scholes option pricing model, single option approach.

At March 2010 and April 2011, the Company had one stock option plan, the 2004 Equity Incentive Plan (see Note 6). The Company determines the fair value of stock-based payment awards on the date of grant using complex and subjective variables including expected term and stock price volatility over the expected term of the awards, and other less subjective variables such as risk-free interest rate and dividend rate (see Note 6).

Financial Instruments with Characteristics of Both Liabilities and Equity

ASC 815-40-15 “Contracts in Entity’s Own Equity” provides guidance in assessing whether an equity-linked financial instrument (or embedded feature) is indexed to an entity’s own stock for purposes of determining whether the appropriate accounting treatment falls under the scope of “Accounting For Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock,” codified under both ASC 815-10 “Derivatives and Hedging” and ASC 815-40-15. Down-round provisions reduce the exercise price of a warrant or convertible instrument if a company either issues new warrants or convertible instruments that have a lower exercise price. The Company performed an assessment of the Company’s outstanding warrants and convertible instruments and concluded that the preferred stock warrants issued by the Company are within the scope of ASC 815-40-15 due to the down-round provisions included in the terms of the agreements when the Company initially adopted ASC 815-40-15 on the first day of Fiscal 2010.

The Company calculated the fair value of the warrants by utilizing the Black-Scholes option pricing model. The estimated fair value of outstanding warrants was reclassified from stockholders’ equity to non-current liabilities on the first day of Fiscal 2010. Additionally, under both ASC 815-40 and ASC 480 “Distinguishing Liabilities from Equity,” the warrants were marked to market as of the end of each reporting period with changes in the fair value being recorded within the change in fair value of warrant liabilities line item in the Company’s consolidated statements of income.

Effective June 25, 2010, the Company amended its Second Amended and Restated Certificate of Incorporation (as amended, the “Certificate of Incorporation”) to remove the provisions that had previously resulted in the outstanding preferred stock warrants being classified as a long-term liability under ASC 815-40-15. Under ASC 815-40-15, on the date of amendment, the warrants were considered to be indexed to the Company’s stock and accordingly the total warrants liability of $11,877,000 was reclassified into stockholders’ equity.

Deferred Offering Costs

Costs directly associated with the Company’s filing of the registration statement related to its planned IPO have been capitalized and are included in other assets on the Company’s consolidated balance sheets. The Company filed its initial registration statement with the SEC on June 28, 2010. Deferred offering costs relating to the registration statement were $23,000 at April 2011. Deferred offering costs of $1,388,000 were expensed in Fiscal 2011 (included in selling, general and administrative expenses on the consolidated statements of income) after the IPO had been postponed for more than 90 days. Upon completion of the Company’s proposed IPO, deferred offering costs will

InvenSense, Inc.

Notes to Consolidated Financial Statements—(Continued)

be recorded as a reduction of the proceeds received in arriving at the amount to be recorded in stockholders’ equity. If the offering is not completed or is postponed for more than 90 days, the deferred offering costs will be expensed in the consolidated statements of income. There were no amounts capitalized at March 2010 or March 2009.

Net Income Per Share

Basic and diluted net income per common share are presented in conformity with the two-class method required for participating securities. Holders of Series C convertible preferred stock are entitled to receive noncumulative dividends at the annual rate of $0.09840 per share prior to the payment of dividends on any other shares of the Company’s stock. Once the payment of Series C convertible preferred stock has been completed, holders of Series A convertible preferred stock are entitled to receive noncumulative dividends at the annual rate of $0.08000 per share of Series A convertible preferred stock and Series B convertible preferred stock are entitled to receive noncumulative dividends at the annual rate of $0.14864 per share, payable on a pari passu basis, prior and in preference to any dividends on any other shares of the Company’s common stock. In the event a dividend is paid on common stock, Series A, Series B, and Series C convertible preferred stockholders are entitled to a proportionate share of any such dividend as if they were holders of common stock (on an as-if converted basis).

Under the two-class method, net income attributable to common stockholders is determined by allocating undistributed earnings, calculated as net income less current period non-cumulative dividends allocable to Series A, Series B and Series C convertible preferred stock holders, between common stock and Series A, Series B and Series C convertible preferred stock. In computing diluted net income attributed to common stockholders, undistributed earnings are reallocated to reflect the potential impact of dilutive securities. Basic net income per common share is computed by dividing the net income attributable to common stockholders by the weighted average number of common shares outstanding during the period, which excludes dilutive unvested restricted stock.

Diluted net income per share attributable to common stockholders is computed by dividing the net income attributable to common stockholders by the weighted average number of common shares outstanding, including unvested restricted stock, and potential dilutive common shares assuming the dilutive effect of outstanding stock options using the treasury stock method.

Pro forma basic and diluted net income per share (unaudited) were computed to give effect to the conversion of the Series A, Series B, and Series C convertible preferred shares and certain preferred stock warrants both using the as-if converted method into common shares as though the conversion had occurred as of April 2011.

InvenSense, Inc.

Notes to Consolidated Financial Statements—(Continued)

The following table presents the calculation of basic and diluted net income per share:

	Fiscal 2009	Fiscal 2010	Fiscal 2011
	(in thousands except per share data)
Net income attributable to common stockholders:
Numerator:
Basic:
Net income	$196	$15,142	$9,347
Non-cumulative dividends on convertible preferred stock	(196)	(3,046)	(3,046)
Undistributed earnings attributable to convertible preferred stock	—	(9,104)	(4,670)

Net income attributable to common stockholders—basic	$—	$2,992	$1,631

Diluted:
Net income	$196	$15,142	$9,347
Non-cumulative dividends on convertible preferred stock	(196)	(3,147)	(3,147)
Undistributed earnings attributable to convertible preferred stock	—	(8,542)	(4,342)

Net income attributable to common stockholders—diluted	$—	$3,453	$1,858

Denominator:
Basic shares:
Weighted average shares used in computing basic net income per common share	15,430	16,542	17,592

Diluted shares:
Weighted average shares used in computing basic net income per common share	15,430	16,542	17,592
Effect of potentially dilutive securities:
Stock options	2,088	4,325	4,610
Unvested restricted stock	1	—	—

Weighted average shares used in computing diluted net income per common share	17,519	20,867	22,202

Net income per common share:
Basic	$0.00	$0.18	$0.09
Diluted	$0.00	$0.17	$0.08

InvenSense, Inc.

Notes to Consolidated Financial Statements—(Continued)

The following summarizes the potentially dilutive securities outstanding at the end of each period that were excluded from the computation of diluted net income per common share for the periods presented as their effect would have been antidilutive :

	Fiscal 2009	Fiscal 2010	Fiscal 2011
	(in thousands except per share data)
Employee stock options	4,055	2,526	1,645

Total antidilutive shares	4,055	2,526	1,645

Shares used in computing pro forma net income per share (unaudited):
			Fiscal 2011
Basic shares:
Weighted average common shares used in computing basic net income per common share			17,592
Pro forma weighted average conversion of convertible preferred stock			50,311

Weighted average shares used in computing pro forma basic net income per share			67,903

Diluted shares:
Weighted average shares used in computing pro forma basic net income per share			67,903
Effect of potentially dilutive securities:
Employee stock options			4,610
Pro forma weighted average conversion of convertible preferred stock warrants			1,566

Weighted average shares used in computing pro forma diluted net income per share			74,079

Pro forma net income per share (unaudited):
Basic			$0.14
Diluted			$0.13

Recently Adopted Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued ASU No. 2010-06, “Fair Value Measurements and Disclosures (ASC Topic 820) – Improving Disclosures About Fair Value Measurements”. The ASU requires new disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements. The authoritative guidance also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The Company adopted the provisions of ASU No. 2010-06 as of the first day of Fiscal 2011. Other than requiring additional disclosures, the adoption of this new guidance did not have a material impact on the Company’s consolidated results of operations and financial position.

InvenSense, Inc.

Notes to Consolidated Financial Statements—(Continued)

2.	Fair Value of Financial Instruments

The Company applies the provisions of ASC 820-10 for fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. ASC 820-10 requires disclosure that establishes a framework for measuring fair value and expands disclosure about fair value measurements. The standard describes a fair value hierarchy based on three levels of inputs that may be used to measure fair value. The inputs for the first two levels are considered observable and the last is unobservable and include the following:

Level 1—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2—Quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability; or

Level 3—Unobservable inputs in which there is little or no market data, and as a result, prices or valuation techniques are employed that require inputs that are significant to the fair value measurement.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. On a recurring basis, the Company measures certain financial assets and liabilities at fair value. The Company chose not to elect the fair value option as prescribed by ASC 825-10-05 “Fair Value Option” for its financial assets and liabilities that had not been previously carried at fair value. Therefore, financial assets and liabilities not carried at fair value, such as accounts payable, are still reported at their carrying values.

Cash Equivalents and Available for Sale Investments

At March 28, 2010, of the $22,394,000 of cash and cash equivalents, $3,093,000 was cash and $19,301,000 was cash equivalents invested in money market funds. Additionally, the Company had available for sale investments totaling $14,883,000. As shown in the table below, the money market funds as well as the U.S. Treasury investments held by the Company were classified as Level 1 assets. The U.S. Agency Securities investments were classified as Level 2 assets where the fair value was determined from non-binding market consensus prices that are corroborated by observable market data.

At April 3, 2011, of the $28,795,000 of cash and cash equivalents, $15,125,000 was cash and $13,670,000 was cash equivalents invested in money market funds. Additionally, the Company had available for sale investments totaling $9,280,000. As shown in the table below, the money market funds as well as the U.S Treasury investments held by the Company were classified as Level 1 assets. The U.S. Agency Securities investments were classified as Level 2 assets where the fair value was determined from non-binding market consensus prices that are corroborated by observable market data.

InvenSense, Inc.

Notes to Consolidated Financial Statements—(Continued)

Fair value measurements at each reporting date were as follows:

March 2010:

Assets measured at fair value on a recurring basis were presented in the Company’s consolidated balance sheet as of March 28, 2010.

	March 2010 Balance	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Other Unobservable Inputs Level 3

	(in thousands)
Money Market Funds	$19,301	$19,301	$—	$—
U.S. Treasury	6,009	6,009	—	—
U.S. Agency Securities	8,874	—	8,874	—

Total	$34,184	$25,310	$8,874	$—

Cash equivalents	$19,301	$19,301	$—	$—
Short-term investments	12,875	4,001	8,874	—
Long-term investments	2,008	2,008	—	—

Total	$34,184	$25,310	$8,874	$—

	March 2010 Amortized Cost	Unrealized Losses	March 2010 Estimated FMV
	(in thousands)
U.S. Treasury	$6,009	$—	$6,009
U.S. Agency Securities	8,883	(9)	8,874

Total Available for Sale Investments	$14,892	$(9)	$14,883

Cash			3,093
Cash equivalents			19,301

Total Aggregate Fair Value			$37,277

There were no transfers of assets measured at fair value between Level 1 and Level 2 during Fiscal 2010. Additionally, long-term investments were included in “Other Assets” on the consolidated balance sheet.

InvenSense, Inc.

Notes to Consolidated Financial Statements—(Continued)

April 2011:

Assets measured at fair value on a recurring basis were presented in the Company’s consolidated balance sheet as of April 3, 2011.

	April 2011 Balance	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Other Unobservable Inputs Level 3

	(in thousands)
Money Market Funds	$11,670	$11,670	$—	$—
U.S. Treasury	7,093	7,093	—	—
U.S. Agency Securities	4,187	—	4,187	—

Total	$22,950	$18,763	$4,187	$—

Cash equivalents	$13,670	$11,670	$2,000	$—
Short-term investments	9,280	7,093	2,187	—

Total	$22,950	$18,763	$4,187	$—

	April 2011 Amortized Cost	Unrealized Gain	April 2011 Estimated FMV
	(in thousands)
U.S. Treasury	$7,093	$—	$7,093
U.S. Agency Securities	2,177	10	2,187

Total Available for Sale Investments	$9,270	$10	$9,280

Cash			15,125
Cash equivalents			13,670

Total Aggregate Fair Value			$38,075

There were no transfers of assets measured at fair value between Level 1 and Level 2 during Fiscal 2011.

Preferred Stock Warrants—As explained in Note 6, as of March 30, 2009 (the first day of Fiscal 2010), the Company adopted ASC 815-40-15. The Company calculated the fair value of the preferred stock warrants by utilizing the Black-Scholes option pricing model. The adoption of this authoritative guidance resulted in a reclassification of the estimated fair value of outstanding warrants from stockholders’ equity to a liability for Fiscal 2010. Additionally, the warrants were marked to market through June 25, 2010, with changes in the fair value being recorded within the change in fair value of warrants liability line item in the Company’s consolidated statements of income. The use of the Black-Scholes option pricing model is deemed a “Level 3” valuation method. On June 25, 2010, the Company amended its Certificate of Incorporation to remove the provisions that had previously resulted in the outstanding preferred stock warrants being classified as a long-term liability under ASC 815-40-15. (See Note 6.) Under ASC 815-40-15, on the date of amendment, the warrants were considered to be indexed to the Company’s stock and accordingly; the total warrants liability of $11,877,000 was reclassified and included in stockholders’ equity in Fiscal 2011.

InvenSense, Inc.

Notes to Consolidated Financial Statements—(Continued)

Financial liabilities measured at fair value on a recurring basis in the Company’s consolidated balance sheet as of March 2010 are as follows:

	March 2010 Balance	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Other Unobservable Inputs Level 3

	(in thousands)
Preferred stock warrants	$7,852	$—	$—	$7,852

Total	$7,852	$—	$—	$7,852

The following table provides a roll-forward of the fair value of the preferred stock warrant liability categorized with Level 3 inputs:

	Quoted Prices in Active Markets for Identical Assets Level 1		Significant Other Observable Inputs Level 2		Significant Other Unobservable Inputs Level 3

	(in thousands)
Preferred stock warrant liability — at the date of adoption, March 30, 2009		$—		$—	$1,489
Increase in fair value		—		—	6,363

Preferred stock warrant liability, March 28, 2010		$—		$—	$7,852

Increase in fair value		—		—	4,025
Reclassified to preferred stockholders’ equity		—		—	(11,877)

Preferred stock warrant liability — April 3, 2011	$		$		$—

3.	Balance Sheet Details

Inventories

Inventories at March 2010 and April 2011 consist of the following:

	March 2010	April 2011
	(in thousands)
Work in progress	$3,895	$13,258
Finished goods	417	1,950

Total Inventory	$4,312	$15,208

InvenSense, Inc.

Notes to Consolidated Financial Statements—(Continued)

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets at March 2010 and April 2011 consist of the following:

	March 2010	April 2011
	(in thousands)
Prepaid expenses	$663	$756
Advance to vendors	1,551	455
Tax receivable	—	458
Deferred tax assets	1,014	553
Other current assets	27	27

Total prepaid expenses and other current assets	$3,255	$2,249

The Company has signed agreements with four major foundry vendors to facilitate and expand their capacity for the Company’s products. The Company paid $1,270,000 and $455,000, respectively, in advance payments to certain of these foundry vendors in Fiscal 2010 and Fiscal 2011. These advances have been partially offset by the purchases from these vendors. The agreements allow the Company to offset these advances against wafer purchases from the foundries at various agreed upon rates. The Company believes that the advances to these vendors will be fully offset by future purchases from these vendors within the twelve months ending April 1, 2012, based on management forecasts.

Property and Equipment

Property and equipment at March 2010 and April 2011 consist of the following:

	March 2010	April 2011
	(in thousands)
Production and lab equipment	$4,382	$5,573
Computer equipment and software	290	605
Equipment under construction	389	305
Leasehold improvements and furniture and fixtures	602	692

Subtotal	$5,663	$7,175
Accumulated depreciation and amortization	(2,476)	(3,683)

Property and equipment—net	$3,187	$3,492

Depreciation and amortization expense for Fiscal 2009, Fiscal 2010 and Fiscal 2011 was $526,000, $1,754,000 and $1,778,000, respectively. At the beginning of Fiscal 2010, the Company prospectively changed the estimated useful lives of certain production equipment from five years to three years as a result of changes in the expected use of such equipment. As a consequence, the Fiscal 2010 expense included $691,000 of additional depreciation expense related to this change. The impact of the change for Fiscal 2010 and Fiscal 2011 was to decrease income from continuing operations and net income by $691,000 and $449,000, respectively, and decrease basic and diluted net income per share by $0.03 and $0.02, respectively. Equipment under construction consists primarily of production and lab equipment. Equipment under construction is not subject to depreciation until it is available for its intended use. Capitalized leases consist of office equipment. During Fiscal 2009, Fiscal 2010 and Fiscal 2011, new capitalized leases totaled $5,000, $5,000 and $43,000, respectively.

InvenSense, Inc.

Notes to Consolidated Financial Statements—(Continued)

Accrued Liabilities

Accrued liabilities at March 2010 and April 2011 consist of the following:

	March 2010	April 2011
	(in thousands)
Engineering services	$322	$187
Payroll-related expenses	1,047	1,390
Bonus	942	1,091
Legal fees	176	433
Warranty reserves	480	697
Deferred income	—	64
Income tax payable	65	144
Other	290	301

Total accrued liabilities	$3,322	$4,307

Advances From Customer

In November 2008, the Company entered into an agreement with a customer to facilitate the Company’s expansion of its production capacity. The customer agreed to pay $4,000,000 to the Company as a refundable customer deposit to secure the production capacity for specific products of the customer beginning calendar year 2010. In return, the Company was required, if requested, by the customer to provide a specific minimum number of units of the product to the customer in calendar year 2010 at an agreed upon price. The Company was required to repay the customer advance in the event that the customer purchased the specific minimum number of units of the products through December 2010. The Company repaid the entire balance of the $4,000,000 advance on July 8, 2010 in advance of the scheduled repayment date at the election of the Company’s management.

There were no additional advances from customers during Fiscal 2011.

4.	Long-Term Debt

Long-term debt at March 2010 and April 2011 consists of the following:

	March 2010	April 2011
	(in thousands)
First equipment loan	$—	$—
Second equipment loan	340	—
Other	9	34

Subtotal	$349	$34
Less: current portion	345	18

Total long-term debt	$4	$16

InvenSense, Inc.

Notes to Consolidated Financial Statements—(Continued)

Annual maturities of long-term debt at April 2011 are as follows:

Fiscal Years Ending March	Amount
(in thousands)
2012	$18
2013	16

$34

At April 2011, long-term debt consisted of capitalized leases for office equipment payable through Fiscal 2013.

In October 2004, the Company entered into an equipment loan and security agreement (the “First Equipment Loan”) with a lender for borrowings of up to $1,000,000. The loan was fully paid off during Fiscal 2010 upon the principal repayment of $26,000.

In March 2006, the Company entered into a line of credit agreement (the “Line of Credit”) with the lender noted above for borrowings of up to $2,000,000. The Line of Credit was terminated upon principal repayment of $786,000 during Fiscal 2009.

In May 2007, the Company entered into an equipment loan and security agreement (the “Second Equipment Loan”) with the lender for borrowings of up to $2,000,000. Under the terms of the Second Equipment Loan, the lender agreed to advance to the Company equipment loans from time to time on or prior to March 31, 2008. The loans bore interest at 9% and were secured by substantially all assets of the Company. Loan principal repayments for Fiscal 2009, Fiscal 2010 and Fiscal 2011 were $613,000, $745,000 and $340,000, respectively. On May 31, 2010, the Company paid in full all outstanding obligations owed under the “Second Equipment Loan” to its lender in the amount of $340,000.

Promissory Notes

In October 2006, the Company issued convertible promissory notes (the “Notes”) for consideration of $4,000,000. The Notes bore interest at the rate of 8% per annum and provided that principal and accrued interest would become fully due and payable on the earlier of March 31, 2007 or upon occurrence of an event of default. In December 2006, the principal of the Notes ($4,000,000) and related interest payable ($31,956) were converted into 2,170,052 shares of Series B convertible preferred stock.

In conjunction with the Notes, the Company issued fully-vested warrants to purchase 430,568 shares of Series B convertible preferred stock at an estimated fair value of $1.858 per share, with a total estimated fair value of $561,000 (see Note 6). As further explained in Note 6, upon the Company’s amendment of its Certificate of Incorporation on June 25, 2010, these warrants have been reclassified into stockholders’ equity.

5.	Commitments and Contingencies

Operating Lease Obligations

The Company has non-cancelable operating leases for its facilities through December 2014.

InvenSense, Inc.

Notes to Consolidated Financial Statements—(Continued)

Future minimum lease payments under operating leases are as follows:

Fiscal Years Ending March	Amount
(in thousands)
2012	$941
2013	423
2014	179
2015	134

Total	$1,677

The Company’s lease agreements provide for rental payments which have certain lease incentives and graduated rental payments. As a result, the rent expense is recognized on a straight-line basis over the term of the lease. The Company’s rental expense under operating leases was approximately $355,000, $666,000 and $876,000 for Fiscal 2009, Fiscal 2010 and Fiscal 2011, respectively.

Purchase Commitment

The Company has non-cancelable purchase commitments with its foundry vendors through 2012. Future minimum payments under the purchase commitments are as follows:

Fiscal Years Ending March	Amount
(in thousands)
2012	$22,970
Beyond 2012	—

Total	$22,970

401(k) Savings Plan

In November 2004, the Company established a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pretax basis. The Company contributions to the plan may be made at the discretion of the Board of Directors. To date, no contributions have been made to the plan by the Company.

Legal Proceedings

The Company is also subject to various legal proceedings and claims arising in the ordinary course of business. Although occasional adverse decisions or settlements may occur, management believes that the final disposition of such matters will not have a material adverse effect on the Company’s business, financial position, results of operations or cash flows.

On July 20, 2010, plaintiff Wacoh Company filed a complaint in the District of Delaware against the Company and four other companies in the business of making gyroscopes for various applications, alleging infringement of U.S. Patent Nos. 6,282,956 and 6,865,943. The complaint sought unspecified monetary damages, costs, attorneys’ fees and other appropriate relief. The Company intends to contest the case vigorously. The Company’s management believes that this lawsuit has no merit and believes that the overall outcome of this complaint will not have a material adverse effect on the Company’s business, financial position, results of operations, or cash flows.

InvenSense, Inc.

Notes to Consolidated Financial Statements—(Continued)

The Company indemnifies certain customers, distributors, suppliers and subcontractors for attorney fees and damages and costs awarded against such parties in certain circumstances in which the Company’s products are alleged to infringe third-party intellectual property rights, including patents, registered trademarks or copyrights. There were no indemnification costs in Fiscal 2009, Fiscal 2010 or Fiscal 2011. Indemnification costs are charged to operations as incurred.

The Company’s Second Amended and Restated Bylaws require the Company to indemnify its directors and officers and employees to the fullest extent permitted by the Delaware General Corporation Law (DGCL). In addition, certain of the Company’s current directors, including the Company’s chief executive officer have entered into separate indemnification agreements with the Company. The Company’s Second Amended and Restated Certificate of Incorporation, as amended, limits the liability of directors to the Company or its stockholders to the fullest extent permitted by the DGCL. The obligation to indemnify generally means that the Company is required to pay or reimburse the individuals’ reasonable legal expenses and possibly damages and other liabilities incurred in connection with these matters.

6.	Stockholders’ Equity

Under the Company’s Second Amended and Restated Certificate of Incorporation, as amended, the Company, at March 2010 and April 2011, has authorized the issuance of 30,136,000 shares of convertible preferred stock, with a par value of $0.001, which have been designated as Series A Convertible Preferred Stock (“Series A”), Series B Convertible Preferred Stock (“Series B”), and Series C Convertible Preferred Stock (“Series C”). Convertible preferred stock consists of the following:

	As of March 2010
Series	Period Issued	Price Per Share	Preferred Stock			Shares Authorized	Shares Outstanding	Liquidation Value
	(in thousands except per share amounts)
Series A	April 2004	$1.000	$7,970	(A	)	8,060	8,000	$8,000
Series B	December 2006	$1.858	11,513	(A	)	6,566	5,920	11,000
Series C	March to May 2009	$1.225	18,881			15,510	15,510	19,000

Total			$38,364			30,136	29,430	$38,000

(A)	As explained below, the Company adopted ASC 815-40-15 as of March 30, 2009 (the first day of Fiscal 2010), which resulted in a reclassification of $828,000 from preferred stock to long-term liabilities (specifically “Preferred stock warrants liability”). Accordingly, $72,000 and $756,000 were reclassified from the Series A and Series B amounts reflected in the table above to the preferred stock warrant liability, respectively.

	As of April 2011
Series	Period Issued	Price Per Share	Preferred Stock			Shares Authorized	Shares Outstanding	Liquidation Value
	(in thousands except per share data)
Series A	April 2004	$1.000	$9,019	(B	)	8,060	8,000	$8,000
Series B	December 2006	$1.858	22,341	(B	)	6,566	5,920	11,000
Series C	March to May 2009	$1.225	18,881			15,510	15,510	19,000

Total			$50,241			30,136	29,430	$38,000

(B)	On June 25, 2010, the Company amended its Certificate of Incorporation to remove the provisions that had previously resulted in the outstanding preferred stock warrants being

InvenSense, Inc.

Notes to Consolidated Financial Statements—(Continued)

classified as a long-term liability under ASC 815-40-15. On the date of this amendment, the warrants were considered, under ASC 815-40-15, to be indexed to the Company’s stock and accordingly, the fair value of the warrant liability on the date of the amendment, $11,877,000, was reclassified into stockholders’ equity (as a component of the series of preferred stock into which the warrants were exercisable). As such, the above table reflects an increase from March 2010 of $1,049,000 and $10,828,000 in the carrying value of Series A and Series B, respectively.

The holders of convertible preferred stock have the following rights:

Dividends Preference—The holders of Series C have the right to receive dividends, in preference to any dividends paid to the holders of Series A, Series B and common stock, at the rate of $0.09840 per share per annum, when and if declared by the Board of Directors. Such dividends shall not be cumulative. To date, no such dividends have been declared. After payment of any dividends to the holders of Series C, the holders of Series A and Series B have the right to receive dividends, on a pari passu basis, in preference to any dividends paid to the holders of common stock, at the rates of $0.08000 and $0.14864 per share per annum, respectively, when and if declared by the Board of Directors. Such dividends shall not be cumulative. To date, no such dividends have been declared.

After payment of any dividends to Series A and Series B, any additional dividends shall be distributed among all holders of common stock and all holders of preferred stock in proportion to the number of shares of common stock which would be held by each such holder if all shares of such preferred stock were converted to common stock at the then effective conversion rate for each such series of preferred stock. To date, no such dividends have been declared.

Liquidation Preference—In the event of any Liquidation Event (defined below), the holders of Series C shall be entitled to receive, prior and in preference to any distribution to other classes of the assets of the Company legally available for distribution, or the consideration received in such transaction, $1.225 per share, plus any declared and unpaid dividends on Series C. The holders of Series C are not entitled to any remaining assets after the above distribution.

Upon completion of the distribution to the holders of the Series C, the holders of Series A and Series B shall be entitled to receive, in preference to the holders of common stock, amounts equal to $1.00 and $1.858 per share, respectively, plus any declared and undeclared dividends on Series A and Series B, respectively. The holders of Series A and Series B are not entitled to any remaining assets after the above distribution.

Upon the completion of the above preferential distributions, any remaining available assets and funds of the Company would be distributed pro rata to the holders of common stock. A Liquidation Event includes: (A) a liquidation, dissolution, or winding-up of the Company; (B) the acquisition of the Company or of at least 50% of all of the outstanding capital stock of the Company by another entity by means of any transaction or series of related transactions described as per the Certificate of Incorporation; (C) a sale, transfer, or lease of all or substantially all of the assets of the Company; or (D) the transfer or series of transfers of the Company’s securities such that the majority of the voting power of the Company changes.

Conversion—All outstanding shares of Series A, Series B and Series C shall automatically be converted into shares of the Company’s common stock immediately upon the earlier of (i) sale of common stock in an underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended, the public offering price of which is not less than $2.45 per share

InvenSense, Inc.

Notes to Consolidated Financial Statements—(Continued)

as adjusted for any recapitalizations and with the gross proceeds to the Company of at least $25,000,000 or (ii) the date specified by written consent or agreement of the holders of at least two-thirds of the then outstanding shares of preferred stock voting together as a single class with voting power determined as provided in the agreement. Each share of preferred stock is convertible into common stock at the option of the holder at any time at the then-effective conversion ratio, subject to adjustments for subdivisions or combinations of common stock, stock dividends, and other distributions and reorganizations, reclassifications, or similar events. As of April 2011, each share of Series A, Series B and Series C preferred stock was convertible, at the option of the shareholder, into 2.5 shares, 2.5 shares and 1.0 shares, respectively, of common stock.

Voting Rights—The holder of each share of Series A, Series B and Series C have the right to one vote for each share of common stock into which such share of preferred stock could then be converted. In addition, (i) the holders of Series A are entitled, voting as a separate class, to elect two directors of the Company; (ii) the holders of the common stock are entitled, voting as a separate class, to elect two directors of the Company, provided that one such director shall be the chief executive officer of the Company; and (iii) the holders of Series A, Series B and Series C are entitled, voting together as a single class, to elect one director of the Company.

Protective Provisions—So long as any shares of Series A, Series B or Series C are outstanding, the Company may not, without the consent of a majority of the Series A, Series B or Series C, respectively, alter or change the rights, preferences or privileges of such respective series so as to adversely affect such series or increase or decrease the total number of authorized shares of such series. In addition, the Company may not, without the consent of a majority of the Series A, Series B and Series C: (i) create or authorize any new class or series of shares having rights, preferences or privileges pari passu or on par to the Series C; (ii) redeem any shares; (iii) effect any Liquidation Event; (iv) amend or waive any provision of the certificate of incorporation or bylaws to alter or change the rights, preferences or privileges of the preferred stock; (v) increase or decrease the authorized size of the Board of Directors; (vi) pay or declare any dividend or other distribution on shares; (vii) appoint a new chief executive officer, unless approved by the Board of Directors; (viii) change the Company’s auditors, unless approved by the Board of Directors; or (ix) make any material change in the nature of the Company’s business, unless approved by the Board of Directors.

Redemption—Prior to the issuance of Series C on March 28, 2008, the holder or holders of at least two-thirds of the then outstanding preferred stock, voting as a single class, could have elected to require the Company to redeem all shares of preferred stock at any time after five years from the date of purchase of the Series B. The Company would have refunded such redeemed preferred stock in three equal cash installments equal to the original preferred stock Series A and Series B proceeds, plus all declared but unpaid dividends on such shares. However, on March 28, 2008, the terms of existing Series A and Series B were amended in connection with the issuance of Series C preferred stock. The terms, as amended, no longer include the above referenced redemption rights held by holders of Series A and Series B.

Preferred Stock Warrants

In connection with the First Equipment Loan (see Note 4), on October 15, 2004, the Company issued a fully vested warrant to purchase 60,000 shares of Series A convertible preferred stock at an exercise price of $1.00. The warrant expires on December 31, 2012. The $38,000 fair value of the warrant on the date of grant was estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.4%, contractual life of eight years, dividend yield of 0%,

InvenSense, Inc.

Notes to Consolidated Financial Statements—(Continued)

and expected volatility of 75%. The fair value of the warrant was recorded as a discount to the long-term debt and amortized to interest expense. The discount was fully amortized as of March 2009.

In connection with the Line of Credit (see Note 4) on February 27, 2006, the Company issued a fully vested warrant to purchase shares of convertible preferred stock with the number of shares issuable under the warrant and exercise price determined by a formula based in part on the subsequent Series B redeemable convertible preferred stock financing (the “Series B Financing”). Based on the subsequent Series B Financing, 139,958 shares of Series B redeemable convertible preferred stock at $1.43 per share are issuable under the warrant. The warrant expires on April 1, 2013 (seven years from the date of grant). The $181,000 fair value of the warrant on the date of grant was estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.6%, contractual life of seven years, dividend yield of 0%, and expected volatility of 75%. The fair value of the warrant was recorded as a discount to the long-term debt and was amortized to interest expense. The discount was fully amortized as of March 2009.

In connection with the issuance of the Promissory Notes (see Note 4), on December 4, 2006, the Company issued fully vested warrants to purchase 430,568 shares of the Company’s Series B convertible preferred stock at $1.858 per share. The warrant expires on December 7, 2013 (seven years after issuance). The Company has determined the fair value of the warrants on the date of grant to be $561,000 estimated using the Black-Scholes option pricing model with the following assumptions: 0% dividend yield, 70% volatility, risk-free rate of 4.6%, and contractual life of seven years. The Company recorded the fair value of these warrants as a discount on the Notes. The discount was fully amortized as additional interest expense upon conversion of the Notes as of March 2009.

In connection with the Second Equipment Loan (see Note 4) on May 14, 2007, the Company issued two fully-vested warrants to purchase 75,348 shares of Series B convertible preferred stock at an exercise price of $1.858 per share. The warrants expire on March 31, 2015. The $77,000 fair value of the warrants on the date of grant was estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.7%, contractual life of seven years, dividend yield of 0%, and expected volatility of 50%. The fair value of the warrants was recorded as a discount to the long-term debt and was fully amortized as additional interest expense as of March 2010.

The Company adopted ASC 815-40-15 effective on March 30, 2009 (the first day of Fiscal 2010) and as such, reclassified the carrying value of its preferred stock warrants from additional paid-in capital to a long-term liability. The difference between the fair value of the warrant at March 2009 and the amount previously recorded in stockholders’ equity was $661,000, which was recorded as an adjustment to the opening balance of accumulated deficit upon adoption. Under the provisions of ASC 815, the Company records increases or decreases in fair value at each balance sheet date of the preferred stock warrant liability in the consolidated statements of income. As of March 2010, the fair value of the warrant liability was $7,852,000 and the increase in value of $6,363,000 during Fiscal 2010 was recorded in the accompanying statement of income.

During Q1 2011, the Company recorded an increase in the change in fair value of the warrants of $4,025,000. On June 25, 2010, the Company amended its Certificate of Incorporation to remove the provisions that had previously resulted in the outstanding preferred stock warrants being classified as a long-term liability under ASC 815-40-15. On the date of this amendment, the warrants were considered, under ASC 815-40-15, to be indexed to the Company’s stock and accordingly, the fair value of the warrant liability on the date of the amendment, $11,877,000, was reclassified into stockholders’ equity (as a component of the series of preferred stock into which the warrants were exercisable).

InvenSense, Inc.

Notes to Consolidated Financial Statements—(Continued)

At the date of adoption, on March 30, 2009, at March 28, 2010 and as of June 25, 2010 (the date of amendment of the Certificate of Incorporation), the fair value of the above warrants using the Black-Scholes option pricing model and underlying assumptions was as follows:

	At the Date of Adoption of ASC 815-40-15 March 30, 2009		As of Year-End March 28, 2010		As of June 25, 2010
	Series A	Series B	Series A	Series B	Series A	Series B
Warrant valuations (in thousands)	$144	$1,345	$703	$7,149	$1,049	$10,828
Risk-free interest rate	1.5%	1.5% - 2.0%	1.7%	1.7% - 2.6%	1.1%	1.1% -1.9%
Life (years)	3.8	4.0 - 6.0	2.8	3.0 - 5.0	2.5	2.8 - 4.8
Volatility	52.6%	51.2% - 52.3%	54.9%	49.7% - 53.9%	53.4%	49.2% -52.6%
Expected dividends	0%	0%	0%	0%	0%	0%
Fair value of preferred stock	$3.19	$3.19	$12.67	$12.67	$18.45	$18.45

The Company determined that the use of a Black-Scholes option pricing model was appropriate in determining the fair value of the warrants in light of management’s determination, at each of the above dates, that the likelihood of raising equity at a price below the previous rounds of equity was remote in light of a number of factors including the Company’s historical operating income, which has provided cash flows from operating activities.

2004 Stock Plan

Under the Company’s 2004 Equity Incentive Plan (the “Plan”), the Board of Directors may grant either incentive stock options, nonqualified stock options, or stock awards to eligible persons, including employees, nonemployees, members of the Board of Directors, consultants, and other independent advisors who provide services to the Company.

Incentive stock options may only be granted to employees and at an exercise price of no less than fair value on the date of grant. Nonqualified stock options may be granted at an exercise price of no less than 100% of fair value on the date of grant. For owners of more than 10% of the Company’s common stock, options may only be granted for an exercise price of not less than 110% of fair value, and these options generally expire 10 years from the date of grant. Stock options may be exercisable immediately but subject to repurchase. Stock options vest over the period determined by the Board of Directors, generally four years.

InvenSense, Inc.

Notes to Consolidated Financial Statements—(Continued)

Stock option activities of the Company under the Plan are as follows (in thousands except per share amounts):

	Options Available for Grant	Options Issued and Outstanding	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (In Years)	Aggregate Intrinsic Value
Balance—March 30, 2008	2,779	7,167	$0.33
Options granted (weighted-average fair value of $0.53 per share)	(2,030)	2,030	0.83
Options exercised	—	(1,107)	0.11
Options canceled	1,047	(1,046)	0.20

Balance—March 29, 2009	1,796	7,044	$0.53
Increase to stock option pool	3,000
Options granted (weighted-average fair value of $1.41 per share)	(3,197)	3,197	2.68
Options exercised	—	(1,236)	0.30
Options canceled	660	(660)	0.89

Balance—March 28, 2010	2,259	8,345	$1.36
Options granted (weighted-average fair value of $2.51 per share)	(2,375)	2,375	5.37
Options exercised	—	(949)	0.76
Options canceled	1,573	(1,573)	3.21

Balance—April 3, 2011	1,457	8,198	$2.24	7.7	$31,452

Vested and expected to vest		6,869	$1.82	7.5	$29,209

Exercisable—April 3, 2011		4,077	$1.13	6.9	$20,135

Additional information regarding options outstanding as of April 2011 is as follows (in thousands except per share amounts):

Options Outstanding April 2011
Exercise Price	Number Outstanding	Weighted- Average Remaining Contractual Life (In Years)	Weighted- Average Exercise Price of Options Outstanding	Number Exercisable	Weighted- Average Exercise Price of Options Exercisable
$0.04 - $0.08	68	4.63	$0.07	68	$0.07
$0.11 - $0.172	376	5.69	0.16	376	0.16
$0.32 - $0.70	3,130	6.75	0.60	2,358	0.58
$1.02 - $2.97	2,974	7.66	2.49	1,215	2.36
$5.07 - $6.11	1,650	8.14	5.45	60	5.08

	8,198	7.7	$2.24	4,077	$1.13

InvenSense, Inc.

Notes to Consolidated Financial Statements—(Continued)

During Fiscal 2010, the Board of Directors and the stockholders approved an additional three million shares to be available for grant under the Plan. By April 2011, the Plan has accumulated 15,845,000 shares, of which 9,655,000 shares were reserved for future issuance.

April 2011 Shares
(in thousands)
Shares issuable under plan:
Options issued and outstanding	8,198
Shares remaining for issuance under plan	1,457

9,655

Reserved in Plan:	15,845
Less: Options exercised	(7,279)
Less: Restricted stock	(26)
Add: Repurchases of unvested shares	1,115

Shares available for future issuance at April 3, 2011	9,655

Valuation of Stock-Based Awards

The Company applies the provisions of ASC 718-10 “Compensation – Stock Compensation” using the modified prospective method. ASC 718-10 establishes accounting for stock-based awards based on the fair value of the award measured at grant date. Accordingly, stock-based compensation cost is recognized in the consolidated statements of income as a component of both cost of revenues and operating expenses over the requisite service period. The fair value of stock options granted or modified after March 31, 2006, is recognized as compensation expense using the Black-Scholes option pricing model, single option approach. ASC 718-10 requires tax benefits in excess of compensation cost to be reported as a financing cash flow rather than as a reduction of taxes paid. The determination of the fair value of stock-based payment awards on the date of grant using the Black-Scholes option pricing model is affected by the volatilities of a peer group of companies based on industry, stage of life cycle, size and financial leverage, actual and projected employee stock option exercise behaviors, risk-free interest rate and expected dividends. Variables to be determined include expected volatility, estimated term and risk-free interest rate.

Expected Term

The Company has elected to use the simplified method described in Staff Accounting Bulletin No. 110, Topic 14, Share-Based Payment, to compute the expected term.

Expected Volatility

The Company estimates volatility for option grants by evaluating the average historical volatility of peer group companies for the period immediately preceding the option grant for a term that is approximately equal to the option’s expected term.

InvenSense, Inc.

Notes to Consolidated Financial Statements—(Continued)

Risk-Free Interest Rate

The Company bases the risk-free interest rate that it uses in the Black-Scholes option pricing model on U.S. Treasury zero-coupon issues with remaining terms similar to the expected term on the options.

Expected Dividend

The Company does not anticipate paying any cash dividends in the foreseeable future and, therefore, uses an expected dividend yield of zero in the Black-Scholes option pricing model.

The aggregate intrinsic value of the stock options exercised during Fiscal 2009, Fiscal 2010 and Fiscal 2011 was $726,000, $2,248,000 and $4,586,616, respectively. The aggregate intrinsic value was calculated as the difference between the exercise price of the stock options and the estimated fair market value of the underlying common stock at the date of exercise.

The number of options expected to vest takes into account an estimate of expected forfeitures. The remaining unamortized stock-based compensation expense, reduced for estimated forfeitures and related to non-vested options, was $2,642,000 and $3,693,479 at March 2010 and April 2011 respectively, and, for both periods will be amortized over a weighted-average remaining period of approximately three years. Total unrecognized expense will be adjusted for future changes in estimated forfeitures.

The Company used the following weighted-average assumptions in determining stock-based compensation expense for Fiscal 2009, Fiscal 2010 and 2011:

	Fiscal 2009	Fiscal 2010	Fiscal 2011
Expected Term	6.1 years	5.6 years - 7.3 years	6.1 years
Volatility	50.8% - 54.3%	49.7% - 61.6%	42.5% - 50.3%
Risk-free interest rate	1.8% - 3.8%	2.1% - 3.2%	1.5% - 2.9%
Dividend yield	0%	0%	0%

Stock-Based Compensation Expense

Total employee stock-based compensation cost for the Company’s stock plans for Fiscal 2009, Fiscal 2010 and Fiscal 2011 are recorded as follows:

	Fiscal 2009	Fiscal 2010	Fiscal 2011
	(in thousands)
Cost of revenue	$68	$155	$261
Research and development	184	536	904
Selling, general and administrative	259	504	897

Total employee stock-based compensation expense	$511	$1,195	$2,062

Nonemployee Stock-Based Compensation

The Company did not grant any stock options to nonemployees during Fiscal 2009. However, during Fiscal 2010, the Company granted options to purchase 30,000 shares of common stock to a nonemployee at an exercise price of $2.97 per share. During Fiscal 2011, the Company granted 5,000 shares to a non-employee at an exercise price of $5.07 per share.

InvenSense, Inc.

Notes to Consolidated Financial Statements—(Continued)

Total stock-based compensation related to options granted to nonemployees was $33,000 and $128,000 in Fiscal 2010 and Fiscal 2011. Compensation expense related to nonemployee options was recorded in selling, general and administrative expense in Fiscal 2010 and selling, general and administrative expense and research and development expense in Fiscal 2011 in the consolidated statements of income.

For Fiscal 2010 and Fiscal 2011, the fair value of the options granted to nonemployees was estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions: no dividend yield (for all periods), volatility of 61.6% for Fiscal 2010 and 50.3% for Fiscal 2011, risk-free interest rates of 3.3% to 3.7% for Fiscal 2010 and 3.1% to 3.4% for Fiscal 2011 and a contractual life of 10 years for Fiscal 2010 and 8.5 to 9.1 years for 2011.

Common Stock

As of April 2011, common stock reserved for future issuance was as follows (in thousands):

Number of Shares
Common stock reserved for issuance	April 2011
2004 Stock Plan:
Outstanding stock options	8,198
Reserved for future option grants	1,457

9,655

Convertible preferred stock (as converted):
Series A	20,000
Series B	14,801
Series C	15,510

50,311

Warrants to purchase convertible preferred stock (as converted):
Series A	150
Series B	1,614

1,764

Total common stock reserved for future issuances	61,730

7.	Income Taxes

The components of income (loss) before taxes are as follows:

	Fiscal 2009	Fiscal 2010	Fiscal 2011
	(in thousands)
United States	$662	$15,449	$13,453
International	(428)	92	4,031

	$234	$15,541	$17,484

InvenSense, Inc.

Notes to Consolidated Financial Statements—(Continued)

Income tax expense was comprised of the following:

	Fiscal 2009	Fiscal 2010	Fiscal 2011
	(in thousands)
Current:
Federal	$(12)	$1,828	$7,488
State	35	365	5
International	15	38	155

	$38	$2,231	$7,648

Deferred:
Federal	$—	$(1,222)	$245
State	—	(610)	611
International	—	—	(367)

	—	(1,832)	489

Income tax provision	$38	$399	$8,137

The provision for income taxes differs from the amount computed by applying the statutory rates as follows:

	Fiscal 2009	Fiscal 2010	Fiscal 2011
Income tax provision at the federal statutory rate	34.0%	35.0%	35.0%
State tax, net of federal benefit	2.3	1.9	—
Research and development credits	(121.9)	(3.2)	(2.0)
Foreign tax rate differential	108.1	(1.5)	(0.4)
Non deductible stock compensation	63.6	2.8	3.7
Change in fair value of warrant liabilities	—	15.1	8.1
Change in valuation allowance	(25.4)	(46.6)	2.4
Other	(44.3)	(0.9)	(0.3)

Effective tax rate	16.4%	2.6%	46.5%

The components of the net deferred tax assets and liabilities are as follows:

	March 2010	April 2011
	(in thousands)
Deferred tax asset (liability), net:
Accrued expenses and reserves	$930	$711
Research and development credits	573	438
Net operating loss carryforwards	1,153	1,123
Deferred income	—	—
State Taxes	128
Fixed Assets	209	394
Other	—	9
Valuation allowance	(1,161)	(1,332)

Net deferred tax asset	$1,832	$1,343

InvenSense, Inc.

Notes to Consolidated Financial Statements—(Continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts for income tax purposes. The Company has not provided for U.S. federal income and foreign withholding taxes on undistributed earnings from non-U.S. operations as of April 2010 because such earnings are intended to be reinvested indefinitely.

At April 2011, the Company had approximately nil, $18,690,000 and $291,000 of U.S. federal, California state and foreign net operating loss carryforwards, respectively. The California net operating loss carryforwards expire between 2017 and 2022. In addition, the Company has U.S. federal, California state and foreign research tax credit carryforwards of approximately nil, $906,000 and $185,000, respectively. The California credits are not subject to expiration under current California tax law.

While management believes that the Company has adequately provided for all tax positions, amounts asserted by tax authorities could be greater or less than the recorded position. Accordingly, the Company’s provisions on federal, state and foreign tax-related matters to be recorded in the future may change as revised estimates are made or the underlying matters are settled or otherwise resolved.

The Company applies the provisions of ASC 740-10 “Income Taxes”, “Accounting for Uncertainty in Income Taxes,” (“ASC 740-10”) which includes a two-step approach to recognizing, de-recognizing and measuring uncertain tax positions accounted for in accordance with ASC 740-10.

A reconciliation of the change in unrecognized tax benefits is as follows:

For the Period March 30, 2008 to April 3, 2011
(in thousands)
Balance at March 30, 2008	$223
Increases in unrecognized tax benefits	109

Balance at March 29, 2009	$332
Increases in unrecognized tax benefits	170

Balance at March 28, 2010	$502
Increases in unrecognized tax benefits	554

Balance at April 3, 2011	$1,056

Included in the gross unrecognized tax benefits balance of $1,056,000 at April 3, 2011 are $527,000 of tax positions which would affect income tax expense if recognized. The release of unrecognized tax benefits in excess of $527,000 would not affect the effective tax rate as the Company maintains a valuation allowance on the amount. The Company recognizes interest and/or penalties related to income tax matters in income tax expense. As of April 2011, the Company had $7,000 accrued interest related to uncertain tax matters. By the end of the fiscal year ended April 1, 2012, the Company will have no uncertain tax positions that would be reduced as a result of a lapse of the applicable statute of limitations. The Company does not expect any significant increases or decreases to its unrecognized tax benefits within the next twelve months relating to tax positions at April 2011. The Company files income tax returns in the U.S. federal jurisdictions and various international jurisdictions. The 2003 through 2010 tax years are open and may be subject to potential examination in one or more jurisdictions.

InvenSense

Innovation in MEMS

Actual Size
(4 x 4 x 0.9mm)

Nasiri-Fabrication Platform

InvenSense
Complete
Solution

                     Shares

InvenSense, Inc.

Common Stock

Goldman, Sachs & Co.	Morgan Stanley

Oppenheimer & Co.	Piper Jaffray

Baird	ThinkEquity LLC

Through and including                     , 2011 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than the underwriting discount, payable in connection with the sale and distribution of the securities being registered. All amounts are estimated except the SEC registration fee and the FINRA filing fee. Except as otherwise noted, all the expenses below will be paid by InvenSense.

	Amount to be paid
SEC Registration Fee		$7,130
FINRA Filing Fee		10,500
Initial NYSE Listing Fee
Legal Fees and Expenses
Accounting Fees and Expenses
Printing and Engraving Expenses
Blue Sky Fees and Expenses
Transfer Agent and Registrar Fees
Director and Officer Insurance
Miscellaneous Expenses
Total	$

Item 14.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

Our amended and restated certificate of incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

Our amended and restated bylaws provide for the indemnification of officers and directors acting on our behalf if this person acted in good faith and in a manner reasonably believed to be in and not opposed to our best interest, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful.

We intend to enter into indemnification agreements with our directors and executive officers, in addition to indemnification provided for in our charter documents, and we intend to enter into indemnification agreements with any new directors and executive officers in the future.

The underwriting agreement (Exhibit 1.1 hereto) provides for indemnification by the underwriters of us, and indemnification of the underwriters by us for certain liabilities, including liabilities arising under the Securities Act of 1933, as amended, in connection with matters specifically provided in writing by the underwriters for inclusion in the registration statement.

We have purchased and intend to maintain insurance on behalf of us and any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in that capacity, subject to certain exclusions and limits of the amount of coverage.

Item 15.	Recent Sales of Unregistered Securities

Since March 30, 2008, we have sold the following unregistered securities:

1.	From March 2008 through May 2008, we sold to accredited investors in a series of closings an aggregate of 15,510,201 shares of Series C convertible preferred stock at a per share price of $1.225, for aggregate consideration of approximately $19 million.

2.	Since March 30, 2008, pursuant to the 2004 Plan, we granted options to purchase an aggregate of 8,165,000 shares of common stock to directors, officers, employees and consultants, in each case having exercise prices ranging from $0.70 to $6.11 per share.

3.	Since March 30, 2008, we have issued and sold an aggregate of 3,389,991 shares of common stock to directors, officers, employees and consultants at per share prices ranging from $0.02 to $5.07 pursuant to the exercise of stock options granted under the 2004 Plan.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and the registrant believes that each transaction was exempt from the registration requirements of the Securities Act in reliance on the following exemptions:

•

with respect to the transactions described in paragraphs (1) and (2), Section 4(2) of the Securities Act, or Rule 506 of Regulation D promulgated thereunder, as transactions by an issuer not involving a public offering. Each recipient of the securities in these transactions represented his or her intention to acquire the securities for investment only and not with a view to, or for resale in connection with, any distribution thereof, and appropriate legends were affixed to the share certificates issued in each such transaction. In each case, the recipient received adequate information about the registrant or had adequate access, through his or her relationship with InvenSense, to information about InvenSense; and

•

with respect to the transactions described in paragraphs (3) and (4), Rule 701 promulgated under the Securities Act as transactions pursuant to a compensatory benefit plan approved by the registrant’s board of directors.

There were no underwriters employed in connection with any of the transactions set forth in Item 15.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit Number	Description of Exhibit
1.1*	Form of Underwriting Agreement.
3.1**	Second Amended and Restated Certificate of Incorporation of InvenSense, Inc., as currently in effect.
3.2**	Certificate of Amendment to Second Amended and Restated Certificate of Incorporation of InvenSense, Inc.
3.3**	Second Certificate of Amendment to Second Amended and Restated Certificate of Incorporation of InvenSense, Inc.
3.4**	Third Certificate of Amendment to Second Amended and Restated Certificate of Incorporation of InvenSense, Inc.

3.5*	Form of Third Amended and Restated Certificate of Incorporation of InvenSense, Inc., to be in effect upon completion of the offering.

3.6**	Second Amended and Restated Bylaws of InvenSense, Inc., as currently in effect.

Exhibit Number	Description of Exhibit

3.7*	Form of Third Amended and Restated Bylaws of InvenSense, Inc., to be in effect upon completion of the offering.

4.1*	Form of InvenSense, Inc.’s Common Stock Certificate.

4.2**†	Second Amended and Restated Investors’ Rights Agreement, dated March 28, 2008.

4.3**	Series A Preferred Stock Purchase Warrant, dated October 15, 2004, issued to Venture Lending & Leasing IV, LLC.

4.4**	Series B Preferred Stock Purchase Warrant, dated February 27, 2006, issued to Venture Lending & Leasing IV, LLC.

4.5**	Form of Series B Preferred Stock Purchase Warrant issued on December 4, 2006 to investors in Series B financing.

4.6*	Form of Series B Preferred Stock Purchase Warrant, dated May 14, 2007, issued to Venture Lending & Leasing IV, LLC and Venture Lending & Leasing V, LLC.

5.1*	Opinion of Morrison & Foerster LLP.

10.1**†	InvenSense, Inc. 2004 Stock Incentive Plan, as amended, and related documents.

10.2*†	2011 Stock Incentive Plan and related documents.

10.3**†	Form of Indemnification Agreement made by and between InvenSense, Inc. and each of (i) Amit Shah, Artiman Ventures, L.P., Artiman Ventures Side Fund, L.P. and Artiman Ventures Side Fund II, L.P., (ii) Tim Wilson, Partech U.S. Partners IV, LLC, 45th Parallel, LLC and Multinvest, LLC, and (iii) Steven Nasiri.

10.4**†	Indemnification Agreement made by InvenSense, Inc. for the benefit of Sierra Ventures IX, L.P., and its affiliates, dated March 28, 2008.

10.5**†	Executive Employment Agreement between the Company and Steven Nasiri, dated April 14, 2004.

10.6**†	Separation Agreement and General Release, between the Company and Mahesh Karanth, dated June 3, 2010.

10.7†	General Release, between the Company and Mark Voll, dated January 31, 2011.

10.8**†	Offer Letter, between the Company and Stephen Lloyd, dated November 13, 2008.

10.9**†	Offer Letter, between the Company and Daniel Goehl, dated October 28, 2004.

10.10**†	Offer Letter, between the Company and Ram Krishnan, dated April 5, 2007.

10.11**†	Offer Letter, between the Company and Joseph Jiang, dated June 9, 2007.

10.12†	Compensation Agreement, between the Company and Jim Callas, dated January 18, 2011.

10.12.1†	Offer Letter, between the Company and Jim Callas, dated August 20, 2010.

10.13**	Industrial Lease between the Company and AMB Property, L.P., dated June 13, 2007.

10.14**	First Amendment to Lease Agreement between the Company and AMB Property, L.P., dated June 26, 2009.

21.1**	Subsidiary List.

23.1*	Consent of Counsel (included in exhibit 5.1).

23.2	Consent of Deloitte & Touche LLP.

24.1**	Power of Attorney.

*	To be filed by amendment.
**	Previously filed.
†	Indicates a management contract or compensatory plan or arrangement.

(b) Financial Statement Schedules

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17.	Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted as to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus as filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes that, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Signatures

Pursuant to the requirements of the Securities Act of 1933, we have duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, State of California, on the 24th day of May, 2011.

INVENSENSE, INC.

By:	/s/ STEVEN NASIRI
Steven Nasiri President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ STEVEN NASIRI Steven Nasiri	President, Chief Executive Officer and Chairman (Principal Executive Officer)	May 24, 2011

/s/ JIM CALLAS Jim Callas	Interim Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	May 24, 2011

* Amit Shah	Director	May 24, 2011

* Tim Wilson	Director	May 24, 2011

* Ben Yu	Director	May 24, 2011

* R. Douglas Norby	Director	May 24, 2011

*By:	/S/ STEVEN NASIRI
Steven Nasiri Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1*	Form of Underwriting Agreement.

3.1**	Second Amended and Restated Certificate of Incorporation of InvenSense, Inc., as currently in effect.

3.2**	Certificate of Amendment to Second Amended and Restated Certificate of Incorporation of InvenSense, Inc.

3.3**	Second Certificate of Amendment to Second Amended and Restated Certificate of Incorporation of InvenSense, Inc.

3.4**	Third Certificate of Amendment to Second Amended and Restated Certificate of Incorporation of InvenSense, Inc.

3.5*	Form of Third Amended and Restated Certificate of Incorporation of InvenSense, Inc., to be in effect upon completion of the offering.

3.6**	Second Amended and Restated Bylaws of InvenSense, Inc., as currently in effect.

3.7*	Form of Third Amended and Restated Bylaws of InvenSense, Inc., to be in effect upon completion of the offering.

4.1*	Form of InvenSense, Inc.’s Common Stock Certificate.

4.2**†	Second Amended and Restated Investors’ Rights Agreement, dated March 28, 2008.

4.3**	Series A Preferred Stock Purchase Warrant, dated October 15, 2004, issued to Venture Lending & Leasing IV, LLC.

4.4**	Series B Preferred Stock Purchase Warrant, dated February 27, 2006, issued to Venture Lending & Leasing IV, LLC.

4.5**	Form of Series B Preferred Stock Purchase Warrant issued on December 4, 2006 to investors in Series B financing.

4.6*	Form of Series B Preferred Stock Purchase Warrant, dated May 14, 2007, issued to Venture Lending & Leasing IV, LLC and Venture Lending & Leasing V, LLC.

5.1*	Opinion of Morrison & Foerster LLP.

10.1**†	InvenSense, Inc. 2004 Stock Incentive Plan, as amended, and related documents.

10.2*†	2011 Stock Incentive Plan and related documents.

10.3**†	Form of Indemnification Agreement made by and between InvenSense, Inc. and each of (i) Amit Shah, Artiman Ventures, L.P., Artiman Ventures Side Fund, L.P. and Artiman Ventures Side Fund II, L.P., (ii) Tim Wilson, Partech U.S. Partners IV, LLC, 45th Parallel, LLC and Multinvest, LLC, and (iii) Steven Nasiri.

10.4**†	Indemnification Agreement made by InvenSense, Inc. for the benefit of Sierra Ventures IX, L.P., and its affiliates, dated March 28, 2008.

10.5**†	Executive Employment Agreement between the Company and Steven Nasiri, dated April 14, 2004.

10.6**†	Separation Agreement and General Release, between the Company and Mahesh Karanth, dated June 3, 2010.

10.7†	General Release, between the Company and Mark Voll, dated January 31, 2011.

Exhibit Number	Description of Exhibit
10.8**†	Offer Letter, between the Company and Stephen Lloyd, dated November 13, 2008.

10.9**†	Offer Letter, between the Company and Daniel Goehl, dated October 28, 2004.

10.10**†	Offer Letter, between the Company and Ram Krishnan, dated April 5, 2007.

10.11**†	Offer Letter, between the Company and Joseph Jiang, dated June 9, 2007.

10.12†	Compensation Agreement, between the Company and Jim Callas, dated January 18, 2011.

10.12.1†	Offer Letter, between the Company and Jim Callas, dated August 20, 2010.

10.13**	Industrial Lease between the Company and AMB Property, L.P., dated June 13, 2007.

10.14**	First Amendment to Lease Agreement between the Company and AMB Property, L.P., dated June 26, 2009.

21.1**	Subsidiary List.

23.1*	Consent of Counsel (included in exhibit 5.1).

23.2	Consent of Deloitte & Touche LLP.

24.1**	Power of Attorney.

*	To be filed by amendment.
**	Previously filed.
†	Indicates a management contract or compensatory plan or arrangement.